As filed with the Securities and Exchange Commission on August 10, 2010

Registration No. 333-168301

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

To

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Kanghui Holdings

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Portia Ku	David T. Zhang
O’Melveny & Myers LLP	Allen Wang
37/F Plaza 66, 1266 Nanjing Road West	Latham & Watkins
Shanghai, People’s Republic of China	41st Floor, One Exchange Square
(86-21) 2307-7000	8 Connaught Place, Central
Hong Kong
(852) 2522-7886

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value US$0.001 per share(2)(3)	US$87,000,000	US$6,203

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-168376). Each American depositary share represents six ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor any of the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor any of the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2010

6,675,000 American Depositary Shares

China Kanghui Holdings

REPRESENTING 40,050,000 ORDINARY SHARES

China Kanghui Holdings is offering 5,340,000 ADSs, and the selling shareholders are offering 1,335,000 ADSs. Each ADS represents six of our ordinary shares. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$9.25 and US$11.25 per ADS.

We have applied to list the ADSs on the New York Stock Exchange under the symbol “KH.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13.

PRICE US$              AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to the Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

We have granted the underwriters the right to purchase up to an aggregate of 1,001,250 additional ADSs.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2010.

MORGAN STANLEY	PIPER JAFFRAY
COWEN AND COMPANY	CANACCORD GENUITY

                    , 2010

KANGHUI
medical

Developer, manufacturer and marketer of orthopedic implants in China

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is current only as of its date, regardless of the time of its delivery or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside of the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside of the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a leading domestic developer, manufacturer and marketer of orthopedic implants in China measured by 2009 sales, according to a report by Frost & Sullivan commissioned by us. We believe our “Kanghui” and “Libeier” brands are two of the most recognized orthopedic implant brands among hospitals and surgeons in China. As a leading domestic player in China, we believe we are well positioned to capitalize on the trend toward increasing usage of domestically produced implants in the Chinese orthopedic market. We are also one of the first Chinese companies to enter the global orthopedic implant market, and our business is diversified geographically with international sales across Asia, Europe, South America and Africa. We are strategically targeting densely populated, fast-growing emerging markets for sales of our proprietary products, such as Brazil, India, Colombia and Russia, although we do not expect to derive material net revenue from these countries in the foreseeable future. We believe our success in the Chinese and international markets is primarily due to our broad product portfolio, brand name, high quality and reliability, and competitive pricing.

We primarily sell two lines of proprietary orthopedic implant products, trauma and spine, with more than 30 product series covering a wide array of orthopedic implants and associated instruments. Our major trauma products, used in the surgical treatment of bone fractures, include a wide range of nails, plates and screws. Our major spine products, used in the surgical treatment of spine disorders, include screws, meshes, interbody cages and fixation systems. Sales of our proprietary products accounted for 94.3%, 88.7% and 91.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Sales of our trauma and spine products accounted for approximately 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, and 73.1% and 26.9%, respectively, of our net revenue generated from our proprietary products in the first quarter of 2010.

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell these products to hospitals directly or through sub-distributors. As of June 30, 2010, we had an extensive network of 237 distributors that cover 30 of 31 provinces, municipalities and autonomous regions in China. Our distributor management and marketing team, consisting of over 50 people in four strategic locations in China, focuses on the training and active management of our distributors, as well as marketing efforts such as sponsoring academic conferences and exhibiting at trade shows. In addition, we have a dedicated team that handles medical affairs, such as providing surgeon training and interfacing with key orthopedic surgeons in China. As of June 30, 2010, internationally, we had a network of 27 distributors that sell our products in 24 countries.

We have strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of our existing product lines and enhancements of existing products. Since 2008, we have launched nine new products (four trauma products and five spine products), and we expect to maintain a similar pace of development with seven more new products expected to be launched by the end of 2011. Moving forward, we will target our product development efforts on increasing our portfolio of spine implant products, expanding the scope of our product offerings for China’s Top Tier hospitals, which refer to the top 100 Tier I hospitals that we believe have the highest orthopedic surgery volume, and expanding our product lines to include joint implant products.

In addition to selling our proprietary orthopedic implant products, we manufacture products and components, including implants, implant components and instruments, for some of the world’s leading original equipment manufacturers, or OEMs, based on their product designs and specifications. Sales of our OEM products accounted for 5.7%, 11.3% and 8.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively.

We manufacture our products in accordance with international quality standards, yet typically price our products lower than leading global orthopedic implant manufacturers. In addition, our production facilities, manufacturing processes and products must pass rigorous quality inspection audits by our OEM customers, which we believe validates our manufacturing processes and product quality. All of our implant products have received approval from the State Food and Drug Administration, or SFDA, in China. Our China-based operations provide us with a distinct competitive advantage over leading global manufacturers by enabling us to benefit from low-cost engineering, labor and overhead costs.

Domestic sales of our proprietary products accounted for 76.6%, 76.5% and 84.9% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. International sales of our proprietary products accounted for 17.7%, 12.2% and 6.6% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Our net revenue increased by 32.0% from RMB139.6 million in 2008 to RMB184.3 million (US$27.0 million) in 2009, and increased by 29.4% from RMB37.7 million in the first quarter of 2009 to RMB48.8 million (US$7.2 million) in the first quarter of 2010. Our net income increased by 25.0% from RMB60.0 million in 2008 to RMB75.0 million (US$11.0 million) in 2009, and increased by 39.1% from RMB12.8 million in the first quarter of 2009 to RMB17.8 million (US$2.6 million) in the first quarter of 2010. Our net revenue and net income in 2008 on a pro forma basis, which gives effect to the acquisition of Beijing Libeier Biology Engineering Research Institute Co., Ltd., or Beijing Libeier, as if it had been completed on January 1, 2008, were RMB158.5 million and RMB68.4 million, respectively.

Our Industry

According to Frost & Sullivan, China’s orthopedic implant market grew from approximately RMB4.4 billion in sales in 2007 to approximately RMB6.1 billion in 2009. By 2015, the market is expected to grow to approximately RMB16.6 billion, representing a compound annual growth rate, or CAGR, of 18.1% from 2009, surpassing Japan to become the second largest orthopedic implant market in the world. This rapid growth has been driven by rising disposable incomes, an aging population and expansion of insurance coverage due to healthcare reform in China. Despite these growth factors, orthopedic implant implantation rates in China are low relative to more developed markets. According to Frost & Sullivan, in 2008, the implantation rates of trauma, spine and joint products in the United States were over eight times, almost four times and over 100 times higher, respectively, than in China. These low implantation rates leave significant potential for future growth in the Chinese orthopedic implant market.

Our Competitive Strengths

We believe that the following competitive strengths have allowed us to achieve a leadership position in the orthopedic implant market in China and to establish a growing presence internationally:

•	leading market share and brand recognition in China’s fast-growing orthopedic implant market;

•	extensive network of distributors and strong distributor management and marketing capabilities;

•	strong research and development capabilities;

•	high-quality and cost-efficient manufacturing; and

•	seasoned management team with international experience.

Our Strategies

Our objective is to strengthen our domestic leadership position in the orthopedic implant market in China and to establish our company as a leading orthopedic implant provider in select international markets. We intend to achieve our objective by implementing the following strategies:

•	expand our product portfolio through research and development;

•	strengthen our domestic network of distributors and marketing efforts;

•	expand our international business; and

•	pursue selected acquisitions, partnerships, alliances and licensing opportunities.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially and adversely affect us:

•	we may not be able to develop and successfully market new products;

•	we generate a significant portion of our net revenue from a limited number of products, and demand for any of these products may fall;

•	our business is subject to intense competition, which may create pricing pressure and reduce demand for our products; and

•

we depend on distributors for a substantial majority of our net revenue, and may not be able to maintain relationships with our distributors, expand our network of distributors or effectively manage our network of distributors.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Our History and Corporate Structure

We are a Cayman Islands holding company, incorporated on April 19, 2006, and conduct substantially all of our business through our two wholly owned subsidiaries in China, Changzhou Kanghui Medical Innovation Co., Ltd., or Changzhou Kanghui, and Beijing Libeier.

We commenced operations in 1997 through Changzhou Kanghui, which was then owned by several individuals and engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China and selected international markets. In connection with our first private offshore financing in 2006, we established China Kanghui Holdings, or China Kanghui, a Cayman Islands company, and all the then-existing shareholders of Changzhou Kanghui became shareholders of China Kanghui and sold their equity interests in Changzhou Kanghui to China Kanghui. As a result, China Kanghui became our ultimate holding company, and Changzhou Kanghui became a wholly owned subsidiary of China Kanghui.

On July 31, 2008, we acquired 100% of the equity interests of Beijing Libeier for total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010). As a result, Beijing Libeier became a wholly owned subsidiary of China Kanghui. Beijing Libeier is also engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China.

On July 31, 2009, we established Shanghai Zhikang Medical Devices Co., Ltd., or Shanghai Zhikang, which is wholly owned by Changzhou Kanghui, and is expected to engage in the distribution of orthopedic products of third parties. As of the date of this prospectus, Shanghai Zhikang had no material business operations.

The following diagram illustrates our corporate structure and the place of incorporation of each of our subsidiaries as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at No.1-8 Tianshan Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China. Our telephone number at this address is (86-519) 8519-5556 and our fax number is (86-519) 8519-5551. Our registered office in the Cayman Islands is at the offices of Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.kanghui-china.com. The information contained on our website is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions Used in This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents six ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•

“domestic sales” and “international sales” are to sales of our proprietary products. OEM sales, while almost entirely to international customers, are treated throughout the prospectus in a distinct category and not as part of our “international sales”;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Changzhou Kanghui, Beijing Libeier and Shanghai Zhikang;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to China Kanghui Holdings and its consolidated PRC subsidiaries.

Unless otherwise indicated, all historical share and per share data contained in this prospectus has been restated to give retroactive effect to a one for ten share split that became effective on July 16, 2010.

Unless otherwise indicated, information in this prospectus: (i) assumes that the underwriters do not exercise their option to purchase up to an aggregate of 1,001,250 additional ADSs representing 6,007,500 ordinary shares from us, and (ii) does not include 21,497,889 ordinary shares reserved for issuance under our share incentive plans.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translation of financial data from Renminbi into U.S. dollars in this prospectus has been made at the noon buying rate in effect on March 31, 2010, which was RMB6.8258 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Relating to Our Business—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.” On July 23, 2010, the noon buying rate was RMB6.7803 to US$1.00.

Recent Developments

We recently completed the quarter ended June 30, 2010. Our unaudited operating results for that period include the following:

•	net revenue increased by 29.4% to RMB58.1 million (US$8.6 million) in the second quarter of 2010 from RMB44.9 million in the second quarter of 2009;

•	gross profit increased by 25.6% to RMB38.8 million (US$5.6 million) in the second quarter of 2010 from RMB30.9 million in the second quarter of 2009; and

•

net income was RMB27.7 million (US$4.1 million) in the second quarter of 2010, representing 47.7% of our net revenue, compared to RMB20.9 million in the second quarter of 2009, representing 46.5% of our net revenue.

See “Recent Developments” for a discussion of these unaudited operating results.

We prepared the foregoing unaudited financial information on the same basis as our audited financial statements. The unaudited financial information provided above includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarter ended June 30, 2010. Our results for the quarter ended June 30, 2010 may not be indicative of our full year results for 2010 or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the prospectus for information regarding trends and other factors that may influence our results of operations.

THE OFFERING

ADS offered by us	5,340,000 ADSs

ADS offered by the selling shareholders	1,335,000 ADSs

The ADSs	Each ADS represents six ordinary shares, par value US$0.001 per share. The ADSs may be evidenced by an ADR.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional shares	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,001,250 additional ADSs representing 6,007,500 ordinary shares.

Ordinary shares outstanding immediately after the offering	130,814,100 ordinary shares (or 136,821,600 ordinary shares if the underwriters exercise the option to purchase additional ADSs in full).

ADSs outstanding immediately after the offering	6,675,000 ADSs (or 7,676,250 ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Use of proceeds	We will receive net proceeds from this offering of approximately US$46.9 million, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming an initial public offering price of US$10.25 per ADS, the midpoint of the estimated range of the initial public offering price, and no exercise of the underwriters’ option to purchase additional ADSs. We intend to use a portion of the net proceeds we receive from this offering for the following purposes:

•	approximately US$5-10 million for the development of our product pipeline;

•	approximately US$15-20 million for the expansion of our manufacturing capacities;

•	approximately US$5-10 million for the enhancement of our sales and marketing capabilities; and

•	the balance to fund our working capital and for general corporate purposes, including potential acquisitions, partnerships, alliances and licensing opportunities.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

NYSE trading symbol	KH

Lock-up	We, each of our directors, executive officers, existing shareholders and optionholders holding vested options within 180 days after this offering have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our ADSs, ordinary shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to five percent of the ADSs offered by us to certain of our directors, officers, employees, business associates and related persons through a directed share program.

Depositary	Citibank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for the years ended December 31, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our summary consolidated statements of operations data for each of the three month periods ended March 31, 2009 and 2010 and summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the three months ended March 31, 2010 are not necessarily indicative of results that may be expected for the full year. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2009	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations
Net revenue	139,646	184,331	27,004	37,660	48,820	7,152
Cost of revenue(1)	(49,401)	(54,719)	(8,016)	(11,847)	(14,197)	(2,080)

Gross profit	90,245	129,612	18,988	25,813	34,623	5,072
Operating expenses:
Selling expenses(1)	(12,962)	(23,246)	(3,406)	(4,252)	(5,765)	(845)
General and administrative expenses(1)	(14,955)	(25,615)	(3,753)	(6,145)	(7,165)	(1,050)
Research and development costs(1)	(2,679)	(3,876)	(568)	(180)	(850)	(125)

Operating income	59,649	76,875	11,261	15,236	20,843	3,052
Interest income	3,652	974	143	163	300	44
Government grants	1,348	9,807	1,437	57	—	—
Other expense, net	(877)	(305)	(44)	(208)	(114)	(18)

Income before income taxes	63,772	87,351	12,797	15,248	21,029	3,078
Income tax expense	(3,796)	(12,384)	(1,814)	(2,430)	(3,243)	(475)

Net income	59,976	74,967	10,983	12,818	17,786	2,603
Accretion of redeemable convertible preferred shares:
Series A	(10,035)	(10,739)	(1,573)	(2,470)	(2,960)	(434)
Series B	(45,743)	(73,180)	(10,721)	(16,308)	(21,174)	(3,102)
Series B-1	—	(2,736)	(401)	—	(1,095)	(160)

Net income (loss) attributable to ordinary shareholders	4,198	(11,688)	(1,712)	(5,960)	(7,443)	(1,093)

Earnings (loss) per share(2):
Basic	0.04	(0.20)	(0.03)	(0.10)	(0.13)	(0.02)
Diluted	0.04	(0.20)	(0.03)	(0.10)	(0.13)	(0.02)
Shares used in earnings (loss) per share computation(2):
Basic	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400
Diluted	59,936,930	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400
Pro forma earnings per share (unaudited)(3):
Basic		0.76	0.11		0.18	0.03
Diluted		0.72	0.11		0.17	0.02
Shares used in pro forma earnings per share computation (unaudited)(3):
Basic		98,774,100	98,774,100		98,774,100	98,774,100
Diluted		103,874,390	103,874,390		106,285,440	106,285,440

	As of December 31,			As of March 31,		Pro Forma As Adjusted as of March 31,(4)
	2008	2009	2009	2010	2010	2010	2010
	RMB	RMB	US$	RMB	US$	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	85,679	122,567	17,956	121,761	17,838	441,915	64,742
Total current assets	228,572	311,889	45,691	333,365	48,840	653,519	95,744
Property, plant and equipment, net	69,546	72,487	10,619	70,167	10,279	70,167	10,279
Intangible assets, net	54,113	50,588	7,411	49,707	7,282	49,707	7,282
Goodwill	113,726	130,985	19,189	130,985	19,190	130,985	19,190
Total non-current assets	242,744	280,900	41,151	280,708	41,123	280,708	41,123
Total assets	471,316	592,789	86,842	614,073	89,963	934,227	136,867
Total current liabilities	90,212	105,948	15,521	106,992	15,676	106,992	15,676
Total non-current liabilities	12,750	20,057	2,938	19,824	2,904	19,824	2,904
Total liabilities	102,962	126,005	18,459	126,816	18,580	126,816	18,580
Series A redeemable convertible preferred shares	60,459	71,198	10,430	74,158	10,864	—	—
Series B redeemable convertible preferred shares	245,082	318,262	46,625	339,436	49,728	—	—
Series B-1 redeemable convertible preferred shares	—	15,921	2,332	17,016	2,493	—	—
Total shareholders’ equity	62,813	61,403	8,996	56,647	8,298	807,411	118,287
Total liabilities, mezzanine equity and shareholders’ equity	471,316	592,789	86,842	614,073	89,963	934,227	136,867

(1)	Share-based compensation charge incurred during the period related to:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2009	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Cost of revenue	167	205	30	51	42	6
Selling expenses	320	414	60	79	112	16
General and administrative expenses	4,506	9,519	1,395	2,380	2,501	367
Research and development costs	128	170	25	42	41	6

(2)	On July 16, 2010, we effected a share split whereby (i) all of our issued and outstanding 5,771,440 ordinary shares of a par value of US$0.01 per share were split into 57,714,400 ordinary shares of US$0.001 par value per share, (ii) all of our issued and outstanding 1,317,316 Series A redeemable convertible preferred shares of a par value of US$0.01 per share were split into 13,173,160 preferred shares of US$0.001 par value per share, (iii) all of our issued and outstanding 2,606,161 Series B redeemable convertible preferred shares of a par value of US$0.01 per share were split into 26,061,610 preferred shares of US$0.001 par value per share, (iv) all of our issued and outstanding 182,493 Series B-1 redeemable convertible preferred shares of a par value of US$0.01 per share were split into 1,824,930 preferred shares of US$0.001 par value per share. The number of our authorized ordinary shares was increased from 96,076,523 to 960,765,230 as of December 31, 2008 and from 95,894,030 to 958,940,300 as of December 31, 2009 and March 31, 2010. The share split has been retroactively reflected in this prospectus so that share numbers, per share prices, option exercise prices and par value data are presented as if the share split had occurred from our inception.

(3)	Pro forma summary consolidated statements of operations data takes into account the automatic conversion of all our outstanding Series A, Series B and Series B-1 redeemable convertible preferred shares into 41,059,700 ordinary shares immediately upon the completion of this offering.

(4)	Pro forma as adjusted summary consolidated balance sheet data takes into account (i) the automatic conversion of all our outstanding Series A, Series B and Series B-1 redeemable convertible preferred shares into 41,059,700 ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale of 32,040,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$10.25 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.25 per ADS would increase (decrease) each of cash and cash equivalents, total current assets, total assets, total shareholders’ equity and total liabilities and shareholders’ equity by US$5.0 million.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following summary unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements of our company for the year ended December 31, 2008 and the financial statements of Beijing Libeier for the period from January 1 to July 30, 2008. Our and Beijing Libeier’s historical information has been derived from the respective audited financial statements, included elsewhere in this prospectus. The unaudited pro forma combined statement of operations data give effect to our acquisition of Beijing Libeier as if it had been completed on January 1, 2008.

The following unaudited pro forma combined financial information should be read in conjunction with our and Beijing Libeier’s historical financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The preparation of the unaudited pro forma combined financial information appearing below is based on financial statements prepared in accordance with U.S. GAAP. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates. While the unaudited pro forma combined financial information is helpful in showing the financial characteristics of the combined companies, it is not intended to show how the combined companies would have actually performed if the event described above had in fact occurred on the date assumed or to project the results of operations for any future date or period. We have included in the unaudited pro forma combined financial information all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations in the historical periods. The actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

	Consolidated China Kanghui Holdings	Beijing Libeier	Pro Forma Adjustments	Notes		Pro Forma Combined
	For the year ended December 31, 2008	For the period from January 1 to July 30, 2008				For the year ended December 31, 2008
	RMB	RMB	RMB			RMB
	(in thousands, except for share and per share data)
Summary Unaudited Pro Forma Combined Statement of Operations
Net revenue	139,646	18,886				158,532
Cost of revenue	(49,401)	(4,497)	(2,016)	(a	)	(55,914)

Gross profit	90,245	14,389				102,618
Operating expenses:
Selling expenses	(12,962)	(205)				(13,167)
General and administrative expenses	(14,955)	(370)				(15,325)
Research and development costs	(2,679)	(311)				(2,990)

Operating income	59,649	13,503				71,136
Interest income	3,652	13				3,665
Government grants	1,348	—				1,348
Other income	459	69				528
Other expenses	(605)	(4)				(609)
Foreign exchange loss	(731)	—				(731)

Income before income taxes	63,772	13,581				75,337
Income tax expense	(3,796)	(3,475)	302	(b	)	(6,969)

Net income	59,976	10,106				68,368
Accretion of redeemable convertible preferred shares:
Series A	(10,035)	—				(10,035)
Series B	(45,743)	—				(45,743)

Net income attributable to ordinary shareholders	4,198	10,106				12,590

Earnings per share:
Basic	0.04					0.13
Diluted	0.04					0.13
Shares used in earnings per share computation:
Basic	57,714,400					57,714,400
Diluted	59,936,930					59,936,930

(a)	This adjustment of RMB2,016,448 (US$295,559) reflects additional amortization of the acquired intangibles and depreciation of equipment recorded as a result of our acquisition of Beijing Libeier on July 31, 2008 as if the acquisition had been consummated on January 1, 2008.

(b)	Reflects the adjustment to income tax expense based on the pro forma adjusting entry for additional amortization and depreciation expense discussed in (a) above.

RISK FACTORS

You should carefully consider the risks described below in conjunction with the other information and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements relating to events subject to risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements due to the material risks that we face described below.

RISKS RELATING TO OUR BUSINESS

We may not be able to develop and successfully market new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new and advanced products that meet our customers’ demand. Although our products typically have long lifespans, new products contribute materially to our net revenue. Since 2008, we have developed and brought to market nine new products (four trauma products and five spine products) that collectively accounted for 11.6% of our net revenue in 2009 and 16.2% of our net revenue in the first quarter of 2010. We plan to launch seven new products by the end of 2011, and, over the longer term, we intend to expand our research and development capabilities to include joint implants and instruments, which we aim to develop as our third line of proprietary orthopedic implant products. We expect the orthopedic implant market to evolve toward newer and more advanced products, some of which we do not currently produce.

Developing new products in a timely manner can be difficult, particularly because product designs can change with market and surgeons’ preferences. Our research and development efforts may not lead to new products that are commercially successful. We may also experience delays or be unsuccessful in any stage of product development, manufacturing, clinical trials or product registration. In addition, it typically takes from three to six months for our new products to gain market acceptance. We may not be able to successfully market our new products or our end customers may not be receptive to our new products. Our competitors’ product development capabilities may be more effective than ours, and their new products may reach the market before our products. Our competitors’ products may also be more effective and/or less expensive than our products. The introduction of new products by our competitors may result in price reductions on our products or reduced margins or loss of market share, and may lead to our products becoming obsolete or noncompetitive. Our new products may impact our gross margins depending on the level of market acceptance and pricing environment for each product. The success of any of our new product offerings will depend on several factors, including our ability to:

•	properly identify and anticipate industry trends and market demand;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver new products in a timely manner;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other orthopedic implant developers, manufacturers and marketers;

•	price our products competitively; and

•	increase end customer awareness and acceptance of our new products.

If we are unable to develop new products in a timely manner to meet market demand, or if there is insufficient demand for our new products, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We generate a significant portion of our net revenue from a limited number of products, and a reduction in demand for any of these products could materially and adversely affect our business, financial condition, results of operations and prospects.

We derive a significant portion of our net revenue from a limited number of products. Our key trauma product series — Synplate/Stanplate basic plate and screw system, Monoloc LCP/Stanloc LCP system and Orienail & NeoGen nail/LJ Nail nailing systems — accounted for 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009, and 25.2%, 24.5% and 9.0% of our net revenue in the first quarter of 2010. Our key spine product series, our L8 pedicle fixation system, U-spine system and PolyNices system, accounted for 9.2%, 4.5% and 4.5%, respectively, of our net revenue in 2009, and 8.9%, 4.6% and 3.3% of our net revenue in the first quarter of 2010. We expect a limited number of our products will account for a significant portion of our net revenue for the foreseeable future. As a result, continued market acceptance and popularity of these products remain critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-customer dissatisfaction with the quality of these products could materially and adversely affect our business, financial condition, results of operations and prospects.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The orthopedic implant market is extremely competitive in China and worldwide and we expect competition to further intensify. Across all product lines and product types, we face direct competition both in China and internationally. We compete based on factors such as price, value, customer support, brand recognition, reputation, product functionality and design, reliability and quality.

In the China market, our competitors include domestic companies, such as Shandong Weigao Group Medical Polymer Company Limited, or Weigao, and Trauson Medical Instrument Co., Ltd. In addition, more leading international orthopedic implant manufacturers, such as Johnson & Johnson, have established production and research and development facilities in China, while other manufacturers have entered into cooperative arrangements with Chinese manufacturers, such as Medtronic’s relationship with Weigao. As a result, we may not be able to maintain our manufacturing cost and pricing advantage. We expect to face increasingly direct competition from these large multinational manufacturers in all segments of the domestic market, especially as we implement our strategy to increase sales to Top Tier hospitals in China, since these players currently have a significant market share of the Top Tier hospitals for orthopedic implants. In addition, our products are generally covered under China’s medical insurance programs whereby patients may be able to claim reimbursement, at a percentage depending on the type of surgery and device and policies of each localities, for the costs of our products. In general, reimbursement percentages tend to be higher for domestically manufactured products (such as ours) than for products manufactured by multinational companies and imported to China. Any abolishment by Chinese government of the medical insurance reimbursement policy favorable to domestic manufacturers would materially and adversely affect our competition with multinational companies in China.

In the international markets, our competitors include large multinational companies, such as Johnson & Johnson, Medtronic, Stryker, Smith & Nephew and Synthes, some of which have also been our major OEM customers. We also face competition in international markets from local companies in the markets in which we sell our products or desire to penetrate. In some emerging markets, larger competitors have established sizable local businesses, acquired local competitors or distributors or established local partnerships, which allow them to be more competitive in their pricing and distribution infrastructure.

Our competitors may have:

•	greater financial and other resources;

•	a broader portfolio of products;

•	more products that have received regulatory approvals;

•	more experience in obtaining and maintaining approvals by the SFDA and other regulatory approvals for new products;

•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;

•	larger patent portfolios;

•	greater knowledge of local market conditions;

•	stronger brand recognition;

•	larger sales and network of distributors;

•	more established relationships with surgeons and hospitals; and

•	better support in terms of technical training or surgical instruments provided.

As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Furthermore, our competitors may develop products that are more effective than those we currently offer or that may lead to our products becoming obsolete or uncompetitive. In addition, the timing of the introduction of competing products could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

We depend on distributors for a substantial majority of our net revenue and our revenue growth. We may be unable to maintain or renew relationships with our distributors, replace underperforming distributors, or add new distributors to expand our network of distributors. We may also be unsuccessful in competing for desired distributors to effectively promote and sell our products. Any of these events would materially and adversely affect our business, financial condition, results of operations and prospects.

We depend on distributors for a substantial majority of our net revenue. As of June 30, 2010, we had 237 domestic distributors that cover 30 of the 31 provinces, municipalities and autonomous regions in China, and 27 distributors that sell our products in 24 countries across Asia, Europe, South America and Africa. In 2008, 2009 and the first quarter of 2010, we generated 76.6%, 76.5% and 84.9%, respectively, of our net revenue from sales to domestic distributors and 17.7%, 12.2% and 6.6%, respectively, of our net revenue from sales to international distributors. Our top ten distributors accounted for approximately 30.4%, 24.2% and 34.7% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Two, one and one distributors have each accounted for more than 5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Our largest distributor accounted for 5.8%, 6.9% and 12.7% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. We expect we will continue to rely on adding distributors for our revenue growth.

We generally do not have long-term contracts with our distributors. We typically negotiate and enter into distribution agreements for a term of one year or less. As our existing distribution agreements expire, we may be unable to renew these agreements with our desired distributors on favorable terms or at all. We may also be unable to replace an underperforming distributor easily or at all.

In addition, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical device companies that may have higher visibility, greater name recognition and financial resources, and broader product selection than us.

Our domestic distributors typically have the exclusive right to sell one or more of our products in specified territories or hospitals. However, we do not have exclusivity provisions in all of our contracts that prevent our distributors from selling the products of our competitors. Such distributors may dedicate more resources to our competing products and fail to adequately promote our products or provide proper services to our end-customers. Our competitors may prohibit their distributors from selling products that compete with their own products, limiting our ability to expand our base of distributors. In addition, our competitors may offer better performance-based rebates and; therefore, provide more financial incentives for distributors to sell their products.

Any disruption of our network of distributors, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition, results of operations and prospects.

We may be unable to effectively manage our network of distributors, and actions taken by our distributors or sub-distributors could materially and adversely affect our business, prospects and brand.

We have limited ability to manage the activities of our distributors and their sub-distributors, who are independent from us. Our distributors or the sub-distributors to which they sell our products may violate our distribution agreements with them or the sales agreements among us, our distributors and the sub-distributors. Such violations may include, among other things:

•	failing to meet minimum sales targets or minimum payment terms for our products in accordance with relevant agreements;

•	selling our products outside their designated territories, possibly in violation of the exclusive distribution rights of our other distributors;

•	failing to maintain the requisite licenses or otherwise to comply with regulatory requirements when selling our products;

•	failing to provide proper training, complementary surgical instruments, and other services to our end customers;

•	failing to adequately promote our products;

•	selling products that compete with ours; or

•	violating applicable laws, including the anti-corruption laws of China, the United States or other countries, in the marketing and sale of our products.

Failure to adequately manage our network of distributors, or non-compliance by distributors or sub-dealers with our distribution agreements or sales agreements could harm our corporate image and disrupt our sales. Furthermore, our distributors or sub-distributors may violate applicable laws or otherwise engage in illegal practices, including improper payments to hospitals and surgeons, with respect to their sales and marketing of our products. In such cases, we could be liable for actions taken by our distributors or sub-distributors and could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors or sub-distributors.

If we fail to obtain or maintain applicable licenses or registrations for our products, or if such licenses or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The orthopedic implant products we offer are subject to regulations in China and in other countries where we conduct business. For the manufacturing and sale of our products, we need to obtain and renew licenses and registrations with the SFDA or the competent regulatory authorities in other countries in which we sell our products. The processes for obtaining the initial regulatory licenses or registrations can be lengthy and expensive, and the results can be unpredictable. To obtain product registrations for Class II and Class III medical devices in

China, we must conduct, at our own expense, adequate and well-controlled clinical trials to demonstrate the efficacy and safety of our products in humans. Clinical testing is expensive, can take years and has an uncertain outcome. Clinical failure can occur at any stage of testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. Our failure to adequately demonstrate the efficacy and safety of any of our products would prevent receipt of regulatory approval and, ultimately, the commercialization of that product. As a result, we may be unable to manufacture, market and sell new products in a timely manner or at all due to our failure to obtain regulatory licenses or registrations.

The process for renewing regulatory licenses or registrations does not require substantial costs; however, the process for obtaining approval can be lengthy. In China, medical devices are classified according to a catalogue issued by the SFDA into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. The approval guidance for renewal applications relating to domestically manufactured Class III product registration certificates published by the SFDA states that it normally takes no more than 90 business days to review and approve the renewal applications subject to the sufficiency and satisfaction of application documents and no more than ten additional business days to deliver a written approval. However, such process usually takes a much longer time in practice, and the SFDA from time to time issues public notices to allow the continuing production of products, whose registration certificates have expired, during the review and approval process of the SFDA. For example, we have applied to the SFDA for the renewal of four product registrations, which expired in 2009. Some of these applications were submitted in 2008 and renewal applications are still pending approval. Certain of these registration renewals are for our featured products, and therefore it is critical for us to obtain these renewals. Pursuant to currently effective public notices, we are allowed to continue manufacturing and selling the products covered by the four product registrations with the SFDA while the renewal applications are pending. In addition, we have also applied to the SFDA for the re-registration of one of our products due to a change of a certain registration item. We are allowed to continue manufacturing and selling this product in accordance with the original product registration during the re-registration review process. As of the date of this prospectus, we have not received approvals of any of the above renewals and re-registrations from the SFDA. Although we do not foresee any substantial obstacles that would prevent us from obtaining such approvals, if the SFDA determines not to grant the approvals, we will not be able to manufacture and sell the related products, including some of our featured products, which will materially and adversely affect our business, financial conditions and results of operations.

In addition, the relevant regulatory authorities may introduce additional requirements or procedures that delay or prolong the approval of licenses or registrations for our existing or new products. For example, in 2007, the SFDA solicited public opinion for proposed revisions of the Measures for the Administration of Medical Device Registration and the Regulation on Supervision and Administration of Medical Devices. The draft revisions propose to introduce new requirements for medical device registrations, which could prolong the registration approval process. The SFDA may officially promulgate these revisions. If we are unable to obtain or maintain licenses or registrations needed to manufacture and market our existing or new products, or obtain or maintain such licenses or registrations in a timely fashion or at all, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

If the surgeon and hospital communities are not receptive to our products, our sales will decline and we will be unable to increase our sales and profits.

Although we sell a significant majority of our products to distributors, orthopedic surgeons and hospitals are the primary end customers of our products. Receptiveness to our products depends on educating surgeons and the hospital community as to the distinctive characteristics, perceived benefits, safety and cost-effectiveness of our products compared to our competitors’ products, as well as training surgeons and hospitals in the proper application of our products. If we, our distributors or our sub-distributors are not successful in educating the surgeon and hospital communities of the merits of our products, our sales will decline and we will be unable to increase our sales and will be unable to achieve and sustain growth or profitability.

We believe recommendations and support for our products by influential surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons, other surgeons and hospitals may not use our products. In addition, surgeons face a learning process to become proficient in the use of our products, and a significant role of our medical affairs department is to provide surgeons with adequate instruction and training in the use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Following the completion of training, we rely on trained surgeons to advocate the benefits of our products in the marketplace. Convincing surgeons to dedicate the time and energy necessary for adequate training remains challenging, and we cannot assure you we will be successful in these efforts. If surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have a significant adverse effect on our business, financial condition, results of operations and prospects.

Lack of sufficient sophisticated orthopedic surgeons that can perform surgical operations in China may adversely affect our business.

Sophisticated orthopedic surgeons that can perform surgical operations play a significant role in our business. We begin to involve surgeons in our product research and development stage, where we solicit feedback, proposals and suggestions with respect to our new products based on their clinical experience. We also rely on influential surgeons to endorse the quality of our products and promote their use among hospitals. Additionally, our sales volume is largely determined by the number of surgical operations performed by surgeons, and their performance is key to ensuring the proper implantation and function of our products in human bodies. However, a limited number of qualified surgeons in China have sufficient expertise and experience, and many of them are employed by Tier I hospitals located in large cities, where sales of our products remain small. As a result, we only have limited access to sophisticated surgeons, which may adversely affect our research and development efforts and sales of our products.

International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.

We plan to grow our international business by further penetrating our existing international markets and entering into new international markets. We intend to enter new international markets by cultivating new distributor relationships in selected regions. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may not be recognized. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, we may fail to anticipate competitive conditions in new markets that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our profitability and prospects will be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	strained relationships between China and other countries where we sell our products;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	increased risk of exposure to terrorist activities;

•	poor financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences;

•	foreign exchange losses; and

•	inability to effectively enforce contractual or legal rights.

If we fail to effectively manage our growth and our growth strategies, our business, financial condition, results of operations and prospects may suffer.

Our growth strategies include expanding our product portfolio through research and development, strengthening our domestic network of distributors and marketing efforts, expanding our international business and pursuing selected acquisitions, partnerships, alliances and licensing opportunities. Pursuing these strategies has resulted in, and will continue to result in, substantial demands on management resources. Managing our growth strategies will require us to, among other things:

•	expand our sales force and our network of distributors both domestically and internationally;

•	effectively enhance the management of our network of distributors;

•	enhance our research and development capabilities;

•	successfully hire and train new personnel;

•	control our costs and maintain sufficient liquidity;

•	prioritize our financial and management controls in an efficient and effective manner;

•	enhance awareness of our brand names and our market reputation;

•	exercise effective quality control; and

•	manage our various suppliers and leverage our purchasing power.

In the long term, we intend to broaden our sales channels by introducing a direct sales model for Top Tier hospitals in China, consisting of a direct sales force and regional offices, as well as increased after-sales support. Our direct sales efforts may not generate as much revenue as our current sales to third-party distributors or may not be successful as a result of the following factors, among others:

•	our lack of experience in selling products directly to hospitals;

•	our inability to compete effectively with other suppliers in Top Tier hospitals, many of which are multinational companies;

•	our failure to recruit and retain a sufficient number of skilled sales people; and

•	our failure to provide after-sales support satisfactory to hospitals and surgeons.

Any inability to effectively manage our anticipated growth and growth strategies may adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly on the strength of our brands and reputation. Our failure to develop, maintain and enhance our brands and reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s medical device market, brands and reputation are critical to the success of our new products and the continued popularity of our existing products. We believe that our “Kanghui” and “Libeier” brands are recognized among Chinese surgeons and hospitals for quality and reliability, allowing us to establish our company as a leading domestic orthopedic implants player in China. Our ability to develop, maintain and enhance the image and recognition of our brands depends largely on our ability to remain a leader in the orthopedic implants industry in China. Our brand promotion efforts may be expensive and may fail to effectively promote our brands or generate additional sales.

Our brands, reputation and product sales could be harmed if, for example:

•	our products fail to meet expectations of surgeons, hospitals and end customers;

•	our products contain defects or fail;

•	we provide poor or ineffective customer service; or

•	we are subject to product liability claims.

Our revenue and profitability could be materially and adversely affected if we fail to maintain existing relationships with our OEM customers.

In each of 2008, 2009 and the first quarter of 2010, we had eight OEM customers, which accounted for 5.7%, 11.3% and 8.5%, respectively, of our net revenue in those periods. Our OEM customers include some of the world’s leading orthopedic implant manufacturers. We have invested significant time and resources cultivating these relationships. However, we may be unable to supply products in the required quantity and quality to our OEM customers in the required timeframe.

Our OEM customers may also develop their own solutions or adopt our competitors’ solutions for products that they currently purchase from us. For example, one of our former major OEM customers terminated its OEM business with us after it set up its own production base in China. Any failure to generate orders from our OEM customers or a decrease in sales to our OEM customers, as well as any adoption by our OEM customers of their own or our competitors’ products, could materially and adversely affect our revenue and profitability.

In addition, our OEM customers routinely audit and inspect our facilities, processes and practices to ensure that our manufacturing process and products meet their internal standards and applicable regulatory standards. To date, we have passed all such audits and inspections. However, we may not be able to do so in the future, and any failure to perform adequately under these audits or inspections to our OEM customers’ satisfaction could significantly harm our relationships with OEM customers and our reputation, which could materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required raw materials, components and manufacturing equipment that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and within the required time frame could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials, components and manufacturing equipment from a limited number of third-party suppliers and manufacture and assemble our products at our facilities. The raw materials that we purchased from our top five suppliers accounted for 65.8%, 60.5% and 52.1% of our total raw materials costs in 2008, 2009 and the first quarter of 2010, respectively. We generally make purchases using purchase orders and we do not have long-term supply contracts. As a result, our suppliers may cease to provide raw materials, components or equipment to us with little or no advance notice. Furthermore, some of our raw materials may be short of supply due to limited manufacturing capabilities of our suppliers and strong market demand. Interruptions in raw material, component or equipment supplies could delay our manufacturing processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. Such circumstances could harm our reputation, reduce our sales or gross margins and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

An increase in the market price of our raw materials and components may materially and adversely affect our gross margins and profitability.

Our operations require substantial amounts of raw materials and components. Some raw materials and components, especially titanium and titanium alloy, have been susceptible to fluctuations in price and availability. Significant increases in raw material and component prices have a direct and negative impact on our gross margins. Ultimately, we may need to raise our product prices to recover the higher raw material and component costs and maintain our gross margins, which may lead to lower demand for our products. Since we are generally unable to pass through increases in our raw materials costs to our customers, our failure to successfully pass such price increases may materially and adversely affect our gross margins and profitability.

We may be unable to expand our manufacturing capacity and ramp up our operations as anticipated, which could result in material delay, increased costs and lost business opportunities.

We are engaged in a substantial capacity expansion program, including new manufacturing facilities in Changzhou and Beijing. The new facility in Changzhou commenced construction in mid-2010 and is expected to complete construction by the end of 2011. The new facility in Beijing, indirectly owned by Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, is under construction and is expected to be leased to us upon its completion in the second half of 2010. The construction and completion of these new facilities involve regulatory approvals and reviews by various authorities in China, including, but not limited to, urban planning and construction and environmental protection authorities. We and the owners of the new facility in Beijing may not be able to obtain all the required permits or licenses for construction of the new facilities in a timely manner or at all. In addition, construction of the new facilities may not be completed on the anticipated timetable or within budget. Furthermore, we need to obtain approval from the SFDA or its provincial counterpart before we can commence production at these new facilities and we may not obtain such approval in a timely manner or at all. We may be also unable to fully utilize the manufacturing capacity once our new facilities in Changzhou and Beijing commence operations. Any inability or material delay in bringing the facilities on-line or commence operations, or any substantial increase in costs to complete the facilities or ramp up operations, could materially and adversely affect our financial condition and results of operations, and result in lost business opportunities.

Our products may be subject to decreasing pricing trends and reduced margins. If we are unable to successfully replace these products subject to those trends with newer, more profitable products, our sales and results of operations could suffer.

Our products may be subject to price declines over time due to competitive forces, while manufacturing and material costs may remain constant or increase. We believe growing pricing pressure may arise in the future due to competition. As our products enter into a later stage in their lifecycles, the gross margins of those products may decrease. Our profitability depends on our ability to successfully control costs during the manufacturing process by increasing the efficiency of our manufacturing processes, reduce raw material consumption and increase production yields. In addition, changes in our product mix may negatively affect our overall gross margins. If we are unable to successfully design, manufacture and market new products, which typically generate higher gross margins, or if we fail to effectively increase the efficiency of our manufacturing processes or control manufacturing costs, our business, financial condition and operating results could be harmed.

If we fail to comply with the SFDA’s quality system regulations, our manufacturing process could be delayed and we may be subject to enforcement action by the SFDA.

We are required to comply with the SFDA’s quality system regulations, which cover our manufacturing facilities and equipment, as well as the methods and documentation of production, control, quality assurance, labeling and packaging of our products. The SFDA enforces the quality system regulations through document review and on-site inspections. If we fail a quality system review or inspection or if any corrective action plan is not sufficient, our manufacturing process could be delayed or suspended. We may also be subject to fines, or fail to obtain registration for our new products, or our medical device manufacturing license could be revoked.

Product returns could exceed our historical return rate and harm our results of operations.

We are not obligated under our distribution agreements to accept product returns by our distributors absent any quality problems or obvious design defects. In practice, we offer our distributors product return privileges subject to the satisfaction of certain conditions set by us. In the event of a product return claim, our distributor needs to submit an application to us, and our management then review and decide whether to approve the product return based on a number of factors including the passage of time since sale, the condition of the product, our ability to sell the product in the market, and the volume and magnitude of other returns from the same distributor. We also expect distributors to return their products in stock to us in the event we need to recall defective products. We maintain a reserve for estimated sales returns. Historically, the return rate has generally been approximately 3-5% of our net revenue each year. Actual product returns in excess of our historical return rate and our reserve would have an adverse effect on our results of operations.

We rely on our limited manufacturing and storage facilities for our products. Any disruption to our current facilities could reduce or restrict our sales and harm our reputation.

We manufacture and store all of our products, and conduct our research and development activities, at our facilities in Changzhou and Beijing. Since we do not maintain other back-up facilities, we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. We do not maintain property insurance and even if we obtained property insurance, our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

Any failure by our large customers to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could materially and adversely affect our cash flows and profitability.

We typically receive payments for our products from our customers after delivery. The average turnover for our accounts receivable for 2009 was 83 days and for the first quarter of 2010 was 85 days. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. Our five largest outstanding accounts receivable from domestic distributors accounted for approximately 27.6%, 17.2% and 20.2% of our total outstanding accounts receivable as of December 31, 2008 and 2009 and March 31, 2010, respectively. In addition, we have engaged Shanghai Medical Instruments Import and Export Company, or Shanghai Medical, a Chinese import and export company, in our international sales to help us process export formalities and customs clearance. Accounts receivable from international distributors that arose through Shanghai Medical accounted for approximately 20.6%, 14.3% and 9.7% of our total accounts receivable as of December 31, 2008 and 2009 and March 31, 2010, respectively. Shanghai Medical is not legally responsible for payment of accounts receivable derived from our sales to international distributors. Any failure by our customers to pay us our contracted price, or any disputes over or significant delays in receiving such payments from our customers could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our cash flows and profitability.

Our advance payments to our suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

We are required under a small portion of our raw material and component supply contracts to make prepayments equaling approximately 30% to 50% of the total purchase price before delivery. Separately, we are generally required to post a bond of approximately 30% of the total purchase price for purchase of manufacturing equipment. As of December 31, 2008 and 2009 and March 31, 2010, the prepayment and bond made to our suppliers amounted to RMB1.5 million, RMB1.7 million (US$0.2 million) and RMB2.9 million (US$0.4 million), respectively. Such prepayments or bonds are interest-free and non-refundable and we make such prepayments or post such bonds without receiving any collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

We face risks associated with inventories.

We maintain a relatively high level of inventories of raw materials, works-in-progress and finished goods. Our net inventory balances as of December 31, 2008 and 2009 and March 31, 2010 were RMB53.5 million, RMB75.7 million (US$11.1 million) and RMB83.3 million (US$12.2 million), respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenue and multiplied by the number of days in the period, increased from 336 days in 2008 to 425 days in 2009 and to 504 days in the first quarter of 2010. We may suffer from write-downs of our raw materials and work-in-progress inventories in case their fair market price goes down. In addition, an unexpected change in circumstances, such as a shift in market demand, drop in selling price, or default or loss of a customer, could materially and adversely affect the realizable value of our inventories of finished goods.

We may not realize the anticipated benefits of our past and potential future acquisitions or investments or be able to integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations.

In July 2008, we acquired the 100% equity interest in Beijing Libeier. We are still integrating the business and resources of Beijing Libeier into ours. Although we have devoted significant managerial attention and time and resources to the overall integration of Beijing Libeier, we may not successfully integrate Beijing Libeier or be able to achieve the benefits of acquisition as originally expected. In addition, we intend to selectively pursue strategic acquisitions of companies, products and technologies that will complement our efforts to grow our business, and we intend to use portion of the proceeds from this offering to fund such acquisitions. Any future acquisitions or investments may expose us to potential risks, including, among other things:

•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;

•	distraction of management’s attention from normal operations during the acquisition and integration process;

•	failure to effectively integrate acquired assets and talent into our corporate structure and culture;

•	diversion of resources from our existing businesses and technologies;

•	difficulties in retaining key employees of the acquired business;

•	failure to realize synergies expected from acquisitions or business partnerships; and

•	recognition of impairment losses related to goodwill and other intangible assets as a result of acquisitions.

We may also fail to identify or secure suitable acquisition or investment opportunities, or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing such acquisitions or investments could involve significant costs and uncertainties. If we fail to successfully source, execute and integrate acquisitions or investments, our overall growth could be impaired, and our results of operations could be adversely affected.

Our earnings could be adversely affected if we recognize impairment losses on goodwill and other intangible assets relating to our acquisition of Beijing Libeier.

In connection with our acquisition of Beijing Libeier, we recorded goodwill of RMB113.7 million, RMB131.0 million (US$19.2 million) and RMB131.0 million (US$19.2 million) in 2008, 2009 and the first quarter of 2010, respectively. We also recorded intangible assets of RMB53.8 million, RMB50.3 million (US$7.4 million) and RMB49.4 million (US$7.2 million) in 2008, 2009 and the first quarter of 2010, respectively. We amortize intangible assets related to such acquisition on a straight-line basis over their economic lives and test for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. We test goodwill for impairment as of each year end or more frequently if an event or circumstances indicate that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. We did not recognize any impairment losses on the recorded goodwill and intangible assets associated with the acquisition of Beijing Libeier in 2008, 2009 or in the first quarter of 2010. However, we may recognize impairment losses on goodwill and other intangible assets in the future and that impairment could result in a charge to our reported results of operations and negatively affect our earnings.

Our unaudited pro forma consolidated financial information is not necessarily reflective of what our actual financial results would have been had the business acquired been under common management during the periods presented in the pro forma financial information, and our actual financial results for future periods may differ significantly from the pro forma financial results.

We prepared the unaudited pro forma consolidated financial information presented in this prospectus in accordance with the relevant rules and regulations promulgated by the SEC. Such information includes all adjustments that our management believes are necessary for a fair presentation of the pro forma operating results in the historical periods. In preparing the unaudited pro forma consolidated financial information, our management has made certain assumptions, such as the anticipated allocation of purchase price and amortization of related intangible assets. In addition, it is impossible to quantify and reflect the impact of the combinations on results of operations in periods prior to the combinations actually occurring. Because of these uncertainties, the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had the events for which pro forma effect has been given actually occurred on the dates specified, nor are they necessarily indicative of our future results of operations.

We depend on our key personnel, and losing their services would severely disrupt our business.

Our success significantly depends upon the continued service of our key executives and employees. In particular, we are highly dependent on Mr. Yikang Jiang, our founder and chairman, Mr. Libo Yang, our chief executive officer, Mr. Weidong Shan and Mr. Zhimin Wang, both vice presidents of Changzhou Kanghui, and Ms. Junwen Wang, our chief financial officer, to manage our business and operations, and on our other key research and development and sales employees, such as Mr. Qian Guo and Ms. Hongxin Nie, vice presidents in charge of managing Beijing Libeier, for the operation of our business. We do not maintain key man insurance. If we lose the services of any key senior management member or employee, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. We do not enter into non-compete agreements with all of our key employees. Furthermore, as we expect to expand our operations and develop new products, we will need to attract and retain more experienced management, key research and development personnel and salespeople.

Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly in Changzhou, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities, hospitals and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share-based compensation to our employees, some of which has not yet vested. Such retention awards may cease to be effective to retain our current employees once the shares vest. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.

Any failure to protect our intellectual property rights could harm our business and competitive position.

We have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements significant to our business in China. As of June 30, 2010, we had received a total of 21 issued patents in China, including two invention patents, 17 utility model patents and two design patents, and have one patent application pending approval by relevant Chinese regulatory authorities. In order to protect our other intellectual property rights, we have filed for trademark protection for our brand names “Kanghui” and “Libeier” and associated logos that we use to market our products, and will continue to follow our brand management policy to build our brand name recognition.

Seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have, and may develop, products that compete directly with our products despite our intellectual property rights. Our intellectual property strategy is to seek protection in China but not overseas, balancing the costs and benefits of doing so. Therefore, we have not filed for patent protection in countries other than China based on our assessment of risks of third-party infringement of our intellectual property in those markets and the costs of obtaining patent protection. In the future, to the extent our international sales grow in relative importance, we may re-evaluate this strategy in certain target markets with respect to our products. While we are precluded from seeking patent protection for the products that we market overseas, if we choose to change our strategy to seek patent protection, we expect to do so with respect to our new products to the extent they contain patentable features, which will not be precluded as a result of our current decision not to seek patent protection overseas for our current products.

Although we have not encountered any third-party infringement of our intellectual property in China, we may encounter such infringement in the future. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective, mainly due to lack of procedural rules for discovery of evidence, low damage awards and low rates of criminal penalties against intellectual property right infringements. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. See “Regulation—Regulation on Intellectual Property Rights”. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to commence litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation vary, and outcomes are unpredictable. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties that, if successful, could disrupt our business and materially and adversely affect our financial condition and results of operations.

Companies in the orthopedic medical device industry have used intellectual property litigation to gain a competitive advantage. Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third-party intellectual property rights. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make or sell our products in China and internationally. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to pay damages, seek licenses from third parties, pay ongoing royalties, redesign our products or become subject to injunctions, each of which could prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could materially and adversely affect our financial condition and results of operations.

Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.

We regard our brand names as critical to our success. Unauthorized use of our brand names by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect our brand names. Despite these precautions, we may be unable to prevent third parties from using our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations.

There may be corrupt practices in the healthcare industry in China and other countries, which may place us at a competitive disadvantage if our competitors engage in such practices

There may be corrupt practices in the healthcare industry in China or other countries. For example, in order to secure more orders, our competitors or their respective agents or distributors may engage in corrupt practices in order to influence surgeons, hospital personnel or other decision-makers in violation of the anti-corruption laws of China, the U.S. Foreign Corrupt Practices Act, or the FCPA, or other applicable laws of other countries. As competition persists and intensifies in our industry, we may lose potential customers or sales to the extent that our competitors engage in such practices or other illegal activities.

We are subject to anti-corruption laws in the jurisdictions in which we operate including, anti-corruption laws of China and the FCPA. Our failure to comply with these laws could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. Although we are in the process of implementing policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. We operate in the medical device industry in China and other jurisdictions, many of which pose elevated risks of anti-corruption violations, and generally sell our products domestically and internationally through distributors to our end customers, including state or-government-owned hospitals. This puts us and our distributors in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are not in compliance with the FCPA and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anticorruption laws by U.S. or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

In preparing our consolidated financial statements as of and for the years ended December 31, 2008 and 2009, we noted material weaknesses in our internal control over financial reporting. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements, material weaknesses in our internal control over financial reporting have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified were: (i) an ineffective control environment over financial reporting due to our failure to appropriately staff our financial function with a sufficient number of competent and experienced staff in preparing U.S. GAAP-based consolidated financial statements and related footnote disclosures; and (ii) an ineffective financial statement closing process.

To remedy these weaknesses, we are in the process of implementing several measures to improve our internal control over financial reporting, including (i) increasing the headcount of qualified financial reporting personnel; (ii) improving the capabilities of existing financial reporting personnel through training and education in the reporting requirements and deadlines set under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002; and (iii) engaging an independent U.S. consultant to assist in establishing processes and oversight measures to improve our financial statement closing process and to comply with the requirements under U.S. GAAP, SEC rules and regulations and Sarbanes-Oxley Act of 2002. We will continue to implement measures to remedy these material weaknesses and significant deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources to comply with Section 404.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We do not maintain any insurance for our properties other than the insurance for our products in delivery. Damage to, or the loss of, our properties due to natural disasters, such as fires, floods or earthquakes, could adversely affect our financial condition and results of operation. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance. As a result, we do not have any business liability or business disruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

We are subject to product liability exposure. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

We design, manufacture and sell orthopedic implants, mainly trauma and spine implant products, and associated instruments, used in the surgical treatment of patients. Our trauma and spine implant products that are classified as Class III products generally pose higher risk to the human body. Accordingly, many of our products expose us to potential product liability claims if their use causes or is alleged to have caused personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Although we do not deal directly with patients, we are generally required to reimburse our distributors or OEM customers in part or in whole for any damages or losses arising from product liability claims due to the defect of our products.

From time to time, we have been named as a defendant or a participant in product liability lawsuits. We maintain limited liability insurance to cover product liability claims arising from the use of our products sold in China by one of our subsidiaries, Changzhou Kanghui. Our insurance coverage, however, may not be sufficient to cover any claim for product liability. As a result, future liability claims could be excluded or could exceed the coverage limits of our policy. Our subsidiary, Beijing Libeier, does not have any product liability insurance. We currently do not maintain any insurance policies that cover potential product liability claims for products sold in international markets. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could cause us to incur significant expenses, result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.

Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. If authorities in the countries where we sell our products decide that these products fail to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties or an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.

We are operating a significant portion of our manufacturing activities on leased premises. If any of these leases is terminated, suspended or cannot be renewed, or if we are required to vacate the leased premises for any reason, our business may be materially and adversely affected.

We are operating a significant portion of our manufacturing activities on leased premises. Part of Changzhou Kanghui’s manufacturing is conducted on an approximately 2,000 square meter premise leased from Changzhou Kangdi Medical Stapler Co., Ltd., or Changzhou Kangdi, a related party of ours. We have executed a lease agreement with Changzhou Kangdi, which will expire on December 31, 2010. Beijing Libeier operates its manufacturing activities on premises of 3,113 square meters leased from an unrelated third party in Beijing. The unrelated third party is applying for the ownership certificate for the premises. There is no guarantee that it will be able to obtain such ownership certificate. The leases will expire on December 31, 2010 and March 31, 2011, respectively, and we expect that all manufacturing activities on these premises will be moved to the new manufacturing facilities indirectly owned and to be leased to Beijing Libeier by Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, upon their completion in the second half of 2010, prior to expiration of the current leases. Although no action has been taken to date to terminate or suspend such leases, if we have to terminate the current leases before moving to the new facilities due to the landlord’s failure to obtain the ownership certificate, we may have to vacate the premises and our manufacturing activities in such premises may be interrupted or suspended. Furthermore, the usage of our leased premises may not be in compliance with its permitted usages, even if the landlords have agreed to such usages. If any of these leases are to be terminated or suspended for any reason, we may need to vacate the leased premises and move these manufacturing operations to other alternative facilities, which we may not be able to find at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

We rely on our information technology systems for order fulfillment and other functions and to maintain our research and development data. If our information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development data. The failure of our information technology systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales and increased overhead costs, all of which could materially and adversely affect our business, financial condition and results of operations. In addition, our information technology systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	attacks by computer viruses or hackers;

•	power loss; and

•	computer systems, or Internet, telecommunications or data network failure.

Any such interruption could materially and adversely affect our business, financial condition and results of operations.

Our quarterly revenue and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.

Our quarterly revenue and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we typically have slightly lower sales during the first quarters of each year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday, when doctors generally perform fewer surgical operations. Our relatively stronger performance in the fourth quarter has been largely due to the increasing demand for surgical operations due to weather-related accidents. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to attract and retain distributors;

•	changes in pricing policies by us or our competitors;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing of tax benefits we receive during the year;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	fluctuations in raw material, component and manufacturing equipment prices;

•	the timing of receipt of government incentives or rebates;

•	changes in the industry operating environment; and

•	changes in government policies or regulations, including new product approval procedures, or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.

In 2008, 2009 and the first quarter of 2010, we generated 20.0%, 13.9% and 8.6% of our net revenue from sales denominated in U.S. dollars and a significant portion of our operating costs and expenses were denominated in Renminbi. We are generally required to bear foreign exchange losses in our international sales. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar, although from mid-2008 to March 31, 2010, the exchange rate has not varied due to Chinese government policy. From July 21, 2005 to June 30, 2010, the Renminbi appreciated 22.0% against the U.S. dollar. Although the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day, and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, Chinese authorities may lift restrictions on fluctuations in the Renminbi-U.S. dollar exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval.

Our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares own 80.6% and 58.0% of the our total issued and outstanding shares prior to and following the completion of this offering, respectively, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

For us to grow, remain competitive, develop new products, expand our network of distributors or make future acquisitions or investments, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We may continue to engage in certain sales of products to third parties for end-use by countries, governments, entities, or persons targeted by United States economic sanctions.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. U.S. persons are also generally prohibited from facilitating such activities or transactions. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual that is the subject or target of any U.S. Economic Sanctions Laws.

We sell our products in international markets through independent non-U.S. distributors that are partially responsible for interacting with the end-customers of our products. Some of our international distributors are located in or conduct business with countries subject to U.S. economic sanctions, such as Cuba, Iran, Syria and Sudan. In 2008, 2009 and the first quarter of 2010, our indirect sales to countries subject to U.S. sanctions, which included Iran, Syria, Sudan, and Cuba, accounted for approximately 5.0%, 2.3% and 2.1%, respectively, of our total net revenue in those periods. We cannot assure you that we will not have any sales of our products directly or indirectly to targets of U.S. sanctions in the future. If such transactions occur, our reputation could be adversely affected, some of our U.S. investors may elect or be required to sell their interests in our company, and some U.S. investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

Export control and embargo laws may preclude us from selling our products in international markets.

In 2008, 2009 and the first quarter of 2010, we derived 23.4%, 23.6% and 15.1% of our net revenue from our sales to foreign countries. Some of our international distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Iran, Syria and Sudan. As a result, we may be subject to U.S. export control, anti-boycott and embargo statutes and regulations, which are designed to prevent U.S. persons from transacting business with companies and individuals identified by the federal government as prohibited countries or parties. Failure to comply with these regulations could subject us to fines, enforcement actions and/or adversely affect our reputation and the value of our ADSs. We may also have to stop or terminate business transactions in some international markets, which will materially and adversely affect our business, financial condition, results of operations and prospects.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We have adopted a 2006 share incentive plan, 2008 share incentive plan, 2009 share incentive plan and 2010 share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, topic 718, Compensation—Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this prospectus, we have granted options to purchase a total of 17,430,720 ordinary shares under our share incentive plans. As a result, we incurred share-based compensation expense of RMB5.1 million, RMB10.3 million and RMB2.7 million in 2008, 2009 and the first quarter of 2010, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” and Note 2 to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for our share-based compensation plans.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our second amended and restated articles of association, or New Articles, will become effective immediately upon the completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Our New Articles also provide for a staggered board, which means that our directors are divided into three classes, designated as Class A, consisting of three directors, Class B, consisting of two directors, and Class C, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting. This means that, with our staggered board, at least two annual shareholder meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding ordinary shares and ADSs during the year and our use of the proceeds from the initial public offering of our ADSs and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010, we do not expect to be a PFIC for the taxable year 2010. However, there can be no assurance that we will not be a PFIC for the taxable year 2010 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. Our PFIC status for the current taxable year 2010 will not be determinable until the close of the taxable year ending December 31, 2010.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on an quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”), you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares in a later year, even if we are not a PFIC in that year. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirement. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in response to actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process upon these persons in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Furthermore, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

RISKS RELATING TO OUR INDUSTRY

We operate in a heavily regulated industry.

Medical devices are subject to laws and regulations issued by a number of government agencies in China and internationally. Such laws and regulations relate to the manufacturing, clinical trial, registration, distribution and pricing of medical devices. See “Regulation” for a discussion of the regulations applicable to us and our business. We must comply with these laws and regulations. In addition, we are or may become subject to examination, supervision and comprehensive regulations by various authorities with regard to compliance with such laws and regulations. Because our business is highly regulated, the laws, regulations and rules are subject to regular modification and change. From time to time, various laws, regulations and rules are proposed, which, if adopted, could impact our operations or could substantially and adversely affect our ability to operate profitably by making compliance much more difficult or expensive, restricting our ability to develop or operate our business and our growth prospects. It is impossible to predict the competitive impact that any such change would have on the medical device industry where we operate in general or on our business. If we or our distributors fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business or suffer fines or penalties, including the potential loss of our business licenses.

Aspects of the impending healthcare reform in China may adversely affect our business.

The Chinese government has approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. The healthcare reform covers various sectors of medical services, including the use of implantable medical devices, such as our products.

In particular, the National Development and Reform Commission, or NDRC, drafted the Opinions on Strengthening the Monitoring and Administration of the Pricing of Implantable Medical Devices, or the Pricing Opinions, published in July 2006. The Pricing Opinions proposed to fix a maximum premium range from 25% to 50% on the price difference between the ex-factory price offered by manufacturers to distributors and the ultimate retail price offered by hospitals to patients for the implantable medical devices on the NDRC’s monitoring list, and to require manufacturers or importers of such implantable medical devices to report their price offered to distributors with the relevant pricing authority in China and clarify the reason for subsequent price increases upon the request of such pricing authority. The Pricing Opinions are still pending and have not been promulgated to date. The ultimate retail prices of our products to patients can reach four to five times our ex-factory price, depending on several factors, such as the bidding price, the pricing strategy of each distributor, the different regions and hospitals in which the products are sold, the number of intermediaries, such as sub-dealers, and whether the products are spine or trauma, or new models or older generation products.

The Chinese government continued to express an interest in the pricing of implantable medical devices in the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), issued by the State Council on March 18, 2009, where the Chinese government proposes to regulate the use of implantable medical devices by public hospitals. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures, issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security are proposing to regulate the price of implantable medical devices by restricting margins in distribution channels and publishing market price data.

Although no detailed policies or rules have been issued by the NDRC or other Chinese government authorities to date, the Chinese government may announce further steps towards regulation of implantable medical devices or implement the proposals described above. If that happens, we may incur additional expenses or costs to comply with the new requirements. Moreover, we may not be able to find desired distributors interested in selling our products due to decreased distributor margins, and we may be subject to significant pricing pressure on our products as well as pressure on our gross margin. If we fail to comply with the proposed new requirements when they become effective, we may be subject to penalties such as a fine up to the amount equal to five times the illegal income or up to RMB1,000,000, if no illegal income is generated, confiscation of illegal income and, under severe cases, an order to suspend operations for rectification and for those who seek excessive profits by violating pricing laws and regulations, revocation of their business licenses by the State Administration for Industry and Commerce. All of these events could materially and adversely affect our business, financial condition, results of operations and prospects.

If the government, public insurers or third-party payors do not provide sufficient coverage and reimbursement for the use of our products, our net revenue could be adversely affected.

Sales of medical devices, such as our products, largely depend on the availability of adequate reimbursement from government, public insurers or third-party payors. Surgeons and patients generally rely on these sources to reimburse all or part of the costs and fees associated with the use of the medical devices and procedures performed with these devices. Surgeons and patients are unlikely to use certain medical devices if they do not receive reimbursement adequate to cover the cost of their use in surgical procedures. In 2008, 24.7% of total health expenditures in China were sourced from direct payments by the government, and 34.9% of total health expenditures were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers, according to the Ministry of Health of China. Urban residents in China can be covered by one of two urban public medical insurance schemes and rural residents can be covered under a rural healthcare insurance program launched in 2003. See “Regulation—Regulation on Medical Insurance Coverage” for more information. If national or provincial authorities in China decide to reduce the coverage or reimbursement levels for use of our products, patients may opt for or be forced to resort to other products, materially and adversely affecting our business, financial condition, results of operations and prospects.

Outside of China, reimbursement systems in international markets vary significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis and can take substantial time. Many international markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. Reimbursement in international markets may require us to undertake country-specific reimbursement activities, including additional clinical studies, which could be time consuming and expensive and may not yield acceptable reimbursement rates.

Furthermore, healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payors to contain these costs. Legislators, regulators and third-party payors may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible. These cost-control methods also potentially limit the amount which third-party payors may be willing to pay for medical devices. The continuing efforts of third-party payors, whether governmental or commercial, whether inside or outside China, to contain or reduce these costs, combined with closer scrutiny of such costs, could restrict our customers’ ability to obtain adequate coverage and reimbursement from these third-party payors. The cost containment measures both in China and internationally could harm our business by adversely affecting the demand for our products or the price at which we can sell our products.

Beijing Libeier’s non-compliance with certain PRC laws and regulations may subject it to severe penalties, which may materially and adversely affect our business operations.

Beijing Libeier operates its manufacturing activities on premises leased from an independent third party. Such operations are required to be in compliance with PRC environmental protection laws. To be compliant,

Beijing Libeier must undergo certain environmental protection-related procedures, including having an environmental impact evaluation report issued by an independent third party and obtaining approvals from local authorities with respect to such report and final inspection and acceptance of the facilities. Beijing Libeier is applying to the PRC authorities for the approval of the environmental impact evaluation report, but the approval may be delayed because Beijing Libeier has not been able to submit all the required application documents, such as the building ownership certificate and the land use right certificate for the leased premises, which depends on the independent third party landlord to produce. In addition, Beijing Libeier has not registered with the local administration for industry and commerce for its manufacturing activities on the leased premises. Beijing Libeier is in the process of applying for such registration. However, the approval will likely be delayed because as a pre-condition to applying for such registration, Beijing Libeier must have obtained the approval of its environmental impact valuation report by the local authorities. Finally, Beijing Libeier’s business license does not include the production and sale of Class I medical devices. Beijing Libeier is in the process of applying for an expansion of the scope of its business license to include the production and sale of Class I medical devices. There is no guarantee that we will be able to remedy the above non-compliance. Historical non-compliance and failure to remedy the non-compliance may subject Beijing Libeier to severe penalties, including fines up to RMB400,000, suspension of its manufacturing activities in Beijing and revocation of its business license, although we believe that the likelihood of any such suspension or revocation is small, given that we have communicated with the relevant authorities to try to resolve these issues, and such authorities have not taken any action against us. If we were subject to such fines, suspensions or revocations, our business operations may be materially and adversely affected.

RISKS RELATING TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could materially and adversely affect the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

We conduct a substantial portion of our operations in China. Accordingly, economic, political and legal developments in China significantly affect our business, financial condition, results of operations and prospects. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could materially and adversely affect overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and materially and adversely affect our businesses.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Even if we endeavor to comply with relevant laws and regulations, we may not always be able to do so due to a lack of detailed implementation rules by relevant government authorities. In addition, some government authorities (including local government authorities) may not consistently apply regulatory requirements issued by themselves or other PRC government authorities, making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our distributors, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration for Foreign Exchange, or the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, purports to require that an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals and formed for purposes of overseas listing of interests in PRC companies held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures regarding the approval of overseas listings by such offshore special purpose vehicles.

The application of the New M&A Rules is currently unclear. However, our PRC counsel, Fangda Partners, has advised us that based on its understanding of the current PRC laws, rules and regulations and the New M&A Rules, prior approval from the CSRC is not required under the New M&A Rules for the listing and trading of our ADSs on the NYSE because (i) we completed our offshore restructuring before the effective date of the New M&A Rules; and (ii) the original shareholders of Beijing Libeier were not related to us prior to the acquisition.

However, Fangda Partners has further advised us uncertainties still exist as to how the New M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the New M&A Rules. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially and adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding this CSRC approval requirement could materially and adversely affect the trading price of our ADSs.

We cannot predict when the CSRC may promulgate additional implementing rules or other guidance, if at all. If the CSRC issues implementing rules or guidance prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the New M&A Rules. Uncertainties and/or negative publicity regarding the New M&A Rules could materially and adversely affect the trading price of our ADSs.

The New M&A Rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The New M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that prior notification to or approval by the Ministry of Commerce be made or obtained. We may grow our business in part by acquiring complementary businesses in China. Complying with the requirements of the New M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business and maintain our market share.

Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies, known as Notice 75, which became effective on November 1, 2005. Notice 75 provides, among other things, that prior to establishing or assuming control of an offshore company, or the Offshore SPV, for the purpose of financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his, her or its SAFE registration under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV as well as any material change in the capital of the Offshore SPV, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. Notice 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. SAFE subsequently issued relevant guidance to its local branches with respect to the application procedures of the SAFE registration under Notice 75. See “Regulation—Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We attempt to comply, and attempt to ensure our beneficial owners who are subject to Notice 75, with Notice 75 and other relevant requirements. All of our beneficial owners who are residents in the PRC have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company and have duly updated their registrations from time to time in accordance with our corporate changes. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with the requirements under Notice 75 or other related SAFE rules. If SAFE determines that any of our beneficial owners who are PRC residents fails to comply with Notice 75 or other related SAFE rules, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under their respective current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures.

We and our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans will be subject to the Stock Option Rule after this offering, see “Management—Prior Share Incentive Plans” and

“Management—2010 Share Incentive Plan.” Failure to comply with the Stock Option Rule and other relevant rules will subject us or our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans to fines and other legal or administrative sanctions and impose restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations.

The enforcement of new labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a new labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The new labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the new labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the new labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the new labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the new labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds from this public offering or any future offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries in China, each of which is a foreign- invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

We finance our PRC subsidiaries through capital contributions. In the second half of 2009, we obtained approvals from the relevant PRC authority to increase the registered capital of Changzhou Kanghui from RMB66 million to RMB407.3 million in anticipation of certain capital expenditures and other working capital needs. Currently, RMB219.1 million of its increased registered capital is still outstanding, and we are required to pay up such outstanding amount to Changzhou Kanghui as follows: RMB48.7 million by September 29, 2011, and the remaining RMB170.4 million by October 30, 2011. We may not be able to obtain an approval for extending such time limit, or if we fail to pay the remaining amount of registered capital of Changzhou Kanghui within the required time limit, the relevant PRC authority may impose sanctions on our company, such as an order for rectification and impose a fine up to 15% of the outstanding amount of registered capital. If we fail to make payment within 30 days without reasonable excuse, the approval certificate of Changzhou Kanghui will be invalidated and its business license may be revoked. Further, our failure to make contribution of Changzhou Kanghui’s registered capital within the regulatory time limit may also restrict Changzhou Kanghui’s ability to remit the profit distribution to us. For a complete discussion of the payment of registered capital to Changzhou Kanghui, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures,” included elsewhere in this prospectus. We may also decide to further increase the registered capital of our PRC subsidiaries, and these capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenue effectively and the ability of our PRC subsidiaries to obtain financing.

We receive a significant portion of our net revenue in Renminbi, which is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenue generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency their respective current account bank accounts for use in payment of international current account transactions. However, the PRC government could take measures to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of the SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if our PRC subsidiaries borrow foreign currency from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt-to-equity ratio requirements. Further, such loans must be registered with SAFE or its local counterpart. In practice, it could be time consuming to complete the SAFE registration process.

If we finance our PRC subsidiaries through additional capital contributions, the PRC Ministry of Commerce or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency-denominated capital into Renminbi by restricting the use of the converted Renminbi. The notice requires that a foreign-invested company can only use Renminbi converted from the foreign currency-denominated capital within the business scope approved by the applicable governmental authority and may not use such converted Renminbi for equity investments in the PRC unless specifically permitted in its business scope or under applicable law. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not change without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to loans to our PRC subsidiaries or with respect to future capital contributions to our PRC subsidiaries. Failure to complete such registrations or obtain such approvals could limit our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The increase in the PRC enterprise income tax and the discontinuation of the preferential tax treatment and government incentives and subsidies available to us could, in each case, decrease our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and

3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities allowed certain enterprises registered in their tax jurisdictions to enjoy lower preferential tax treatment according to local policies. In 2006, Changzhou Kanghui was granted a five-year tax holiday commencing from 2006, which entitles it to a two-year enterprise income tax exemption followed by a 50% reduction in enterprise income tax for the following three years.

The PRC Enterprise Income Tax Law, or the New EIT Law, became effective on January 1, 2008. Under the New EIT Law and its implementation regulations, also effective on January 1, 2008, the PRC adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing preferential tax treatment, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. Currently, Changzhou Kanghui is entitled to the exemption of enterprise income tax in 2006 and 2007 and 50% tax reduction in 2008, 2009 and 2010 based on the enterprise income tax rate of 25%. The New EIT Law and its implementing rules also permit qualified “New and Hi-Tech Enterprises”, or NHTEs, to enjoy a reduced 15% enterprise income tax rate. Both Changzhou Kanghui and Beijing Libeier obtained the qualification certificates of NHTE status in 2008, valid for the three-year period from 2008 to 2010; therefore, they are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an NHTE and obtain approvals from competent tax authorities. Beijing Libeier enjoyed a preferential tax rate of 15% in 2008 and 2009 under this preferential policy and may continue to enjoy such preferential tax treatment in 2010, subject to its continued qualification as a NHTE. In addition, Changzhou Kanghui and Beijing Libeier will need to apply for an additional three-year extension upon the expiration of their current qualification certificates by the end of 2010 if they desire to continue to enjoy the 15% reduced rate after 2010.

In addition, Changzhou Kanghui has been receiving government incentives and subsidies from time to time, which amounted to RMB1.3 million, RMB18.9 million (US$2.8 million) and nil in 2008, 2009 and the first quarter of 2010, respectively. The preferential tax treatment that we enjoy and the government incentives and subsidies we receive could be modified or discontinued altogether, which could decrease our net income and materially and adversely affect our financial condition and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a tax circular issued by the State Administration for Taxation on April 22, 2009 regarding the standards used to classify certain enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” to shareholders that are non-PRC resident enterprises will be considered to be PRC source income, and subject to PRC withholding tax, currently at a rate of 10%. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. In addition, this circular mentioned establishes criteria for determining whether “de facto management bodies” are located in China for overseas incorporated enterprises controlled by PRC enterprises or PRC enterprise groups. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises controlled by individual PRC residents like us. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear and our PRC counsel is unable to opine on whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, will materially and adversely affect our net income and results of operations, and may require us to withhold tax on our shareholders that are non-PRC resident enterprises.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The New EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. China has not entered into any tax treaties with the Cayman Islands. If we are required under the New EIT Law to pay withholding tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the New EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a PRC withholding tax, usually at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC withholding tax. Especially, if we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “non-resident enterprises” and any gains realized by them from the transfer of our ADSs or ordinary shares may be regarded as being derived from PRC sources and, as a result, would be subject to a 10% PRC withholding tax, unless otherwise reduced or exempted by relevant tax treaties. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors that are “non-resident enterprises,” or gains from the transfer of our ordinary shares or ADSs are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital, as well as to allocate a discretional portion of its after-tax profits to its staff welfare and bonus fund. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the higher or national level. Although we strive to comply with all applicable PRC laws and regulations, the relevant PRC government authorities may decide that we have not been in compliance with certain laws or regulations.

The recent global recession and the challenges the Chinese economy faces as a result could adversely affect the demand for our products and our results of operations.

The global recession in recent years has resulted in a general slowdown of economic growth, higher unemployment rates and reduced demand for goods and services. It is difficult to predict how long these conditions will persist and when, how fast and where recoveries will take place. In addition, China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of China’s gross domestic product reached 10.4%, and was further exacerbated by the recent global financial crisis and economic downturn. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1% on an annual basis. Beginning in September 2008, among other measures, the PRC government began to loosen fiscal measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced a US$586 billion economic stimulus package. Due to the stimulus package and other measures implemented by the Chinese government in response to the global economic crisis, China managed to maintain a 8.7% growth rate of its gross domestic product in 2009. It is still uncertain how long the global recession will continue and how much of an adverse impact it will have on the global economy and the economies in China and other countries where we sell our products. We cannot assure you that the various fiscal measures and monetary policies adopted by the PRC government, including the economic stimulus package discussed above, will be effective in sustaining the growth of the Chinese economy. In addition, an economic downturn in the countries or regions where we sell or plan to sell our products could negatively impact our plan to expand our business internationally. Any of the foregoing events would adversely affect our business, financial conditions and results of operations.

We face risks related to natural disasters and health epidemics in China, which could materially and adversely affect our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province experienced a strong earthquake, measuring approximately 8.0 on the Richter scale, that caused widespread damage and casualties. In addition, our operations may be vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and has spread to other countries, including China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could adversely affect economic activity in China and our business and operations. Any future natural disasters or health epidemics in the PRC could also materially and adversely affect our business and results of operations.

The continuation or worsening of recent trends toward price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

According to the National Bureau of Statistics of China, the change in consumer price index in China was 4.8%, 5.9%, -0.7% and -0.7% in 2007, 2008, 2009 and the first quarter of 2010, respectively. Because we purchase raw materials and components from suppliers in China, this price inflation has in the past and may again in the future increase the costs of the raw materials we must purchase for production. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower production costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantages as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, continuing or increasing inflation in China may weaken our competitiveness in our markets and materially and adversely affect our business and results of operations.

RISKS RELATING TO THIS OFFERING

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

We are applying to list our ADSs on the NYSE. Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. In addition, our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of the services provided by us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical services companies;

•	addition or departure of our senior management and other key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has experienced significant price and volume fluctuations not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially and adversely affect our business, financial condition, results of operations and prospects.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$6.06 per ADS, representing the difference between our net tangible book value per ADS as of March 31, 2010 after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options. See “Dilution” for a more complete description.

Future sales, or perceived sales, of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, assuming no exercise of the underwriters’ overallotment option, we will have 130,814,100 ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of a total of 41,059,700 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our new amended and restated articles of association to be effective upon the completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will use reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems is expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering for any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of such proceeds that we receive from this offering. Such proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price or may also be placed in investments that do not produce income or that may lose value.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the SEC and the NYSE, require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate additional costs that we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline.

We are exempt from certain corporate governance requirements of the NYSE. This may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to, and plan to, follow home country practice in lieu of certain corporate governance requirements of the NYSE. We are required to provide a brief description of the significant differences between the corporate governance practices of our home country, the Cayman Islands and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee and a nominating and corporate governance committee, and we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the risks, challenges and uncertainties in the orthopedic implants industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy, including our ability to expand our manufacturing and research and development facilities and capabilities;

•	our ability to expand our international business;

•	our ability to develop and successfully market new products in China and internationally;

•	our ability to maintain strong working relationships with our distributors and OEM customers;

•	our expectations regarding demand for and acceptance of our existing and new products;

•	changes in the healthcare industry in China and international markets, including changes in the healthcare policies and regulations of the PRC government;

•	technological or therapeutic changes affecting the orthopedic implants industry;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our ability to obtain and maintain permits, licenses and registrations to carry on our business;

•	our planned use of proceeds;

•	our future prospects, business development, results of operations and financial condition; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$46.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. These estimates are based upon an assumed initial offering price of US$10.25 per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.25 per ADS would increase (decrease) the net proceeds to us from this offering by US$5.0 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use a portion of the net proceeds we receive from this offering for the following purposes:

•	approximately US$5-10 million for the development of our product pipeline;

•	approximately US$15-20 million for the expansion of our manufacturing capacities;

•	approximately US$5-10 million for the enhancement of our sales and marketing capabilities; and

•	the balance for working capital and general corporate purposes, including potential acquisitions, licensing opportunities, partnerships and alliances.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated from our operations, competitive developments and the rate of growth, if any, of our business, among other factors. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

DIVIDEND POLICY

Our board of directors has complete discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Also, our PRC subsidiaries may set aside a portion of its after-tax profits to staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends. The amount to be provided is discretionary and is determined by each such subsidiary’s ultimate decision-making body each calendar year. Instruments governing debt incurred by our PRC subsidiaries may also restrict their ability to pay dividends or make other distributions to us. See “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding contingently redeemable convertible preferred shares into 41,059,700 of our ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale of 32,040,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$10.25 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2010
	Actual		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$
	(in thousands)
Series A redeemable convertible preferred shares	74,158	10,864	—	—
Series B redeemable convertible preferred shares	339,436	49,728	—	—
Series B-1 redeemable convertible preferred shares	17,016	2,493	—	—
Ordinary shares	462	68	961	141
Additional paid-in capital	30,749	4,505	781,014	114,421
Accumulated other comprehensive loss	(13,545)	(1,984)	(13,545)	(1,984)
Retained earnings	18,199	2,664	18,199	2,664
Statutory reserves	20,782	3,045	20,782	3,045
Total shareholders’ equity	56,647	8,298	807,411	118,287

Total capitalization	487,257	71,383	807,411	118,287

(1)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.25 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$5.0 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results because the initial public offering price per ordinary share substantially exceeds the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2010 was approximately RMB306.6 million (US$44.9 million), or RMB5.31 (US$0.78) per ordinary share and US$4.67 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after December 31, 2009 other than to give effect to (i) the conversion of all of our outstanding contingently redeemable convertible preferred shares into ordinary shares, which will occur upon the completion of this offering, and (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$10.25 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of March 31, 2010 would have increased to US$91.8 million or US$0.70 per ordinary share and US$4.20 per ADS. This represents an immediate decrease in net tangible book value of US$0.08 per ordinary share and US$0.47 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$1.01 per ordinary share and US$6.06 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

	Per ordinary share	Per ADSs
	in US$
Estimated initial public offering price	1.71	10.25
Net tangible book value on a pro forma basis after giving effect to the conversion of all of our outstanding contingently redeemable convertible preferred shares into ordinary shares upon the completion of this offering	0.45	2.70
Increase in net tangible book value attributable to this offering	0.25	1.50
Net tangible book value as of March 31, 2010 after giving effect to this offering and the conversion of all of our outstanding contingently redeemable convertible preferred shares into ordinary shares upon the completion of this offering	0.70	4.20
Amount of dilution in net tangible book value to new investors in this offering	1.01	6.06

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.25 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$5.0 million, or by US$0.04 per ordinary share and by US$0.23 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADS purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of US$10.25 per ADS, the midpoint of the estimated range of the initial public offering price. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and the number of ordinary shares newly issued and to be sold in this offering as determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share		Average Price per ADSs
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing shareholders	98,774,100	75.5%	37,484	40.6%	US$	0.38	US$	2.28
New investors	32,040,000	24.5%	54,735	59.4%	US$	1.71	US$	10.25

Total	130,814,100	100%	92,219	100%	US$	0.70	US$	4.20

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.25 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$5.3 million, US$5.3 million and US$0.24, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The dilution to new investors will be US$0.97 per ordinary share and US$5.82 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The discussion and tables above also assume no exercise of any outstanding share options or options that may be granted under our 2010 share incentive plan. As of the date of this prospectus, we have reserved 21,497,889 ordinary shares for issuance under our share incentive plans, 17,430,720 of which have been granted to our employees. To the extent that any of these options are granted and exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business in China and a majority of our revenue is denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then-current exchange rate solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars reflected in the following table are based on, for all dates through December 31, 2008, at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, and for January 1, 2009 and all later dates and periods, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8258 to US$1.00, the noon buying rate in effect as of March 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 23, 2010, the noon buying rate was RMB6.7803 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this prospectus, or will use in the presentation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
January	6.8268	6.8269	6,8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8225	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July (through July 23, 2010)	6.7803	6.7760	6.7807	6.7709

Source:	Federal Reserve Bank of New York
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, a legal system based on British common law, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws compared to, and provides protections for investors to a significantly lesser extent than, the United States. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our operations and assets are located in China. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us, our officers and directors.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman have advised that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Fangda Partners has advised us that the PRC Civil Procedure Law provides for the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Fangda Partners has further advised us that under PRC law, a PRC court may recognize and enforce a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the civil liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

We are a Cayman Islands holding company incorporated on April 19, 2006 and conduct substantially all of our business through our two wholly owned subsidiaries in China, Changzhou Kanghui and Beijing Libeier.

We commenced our operations in 1997 through Changzhou Kanghui, which was then owned by several individuals and engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China and selected international markets. In connection with our first private offshore financing, we established China Kanghui, a Cayman Islands company, in 2006 and all the then-existing shareholders of Changzhou Kanghui became shareholders of China Kanghui and sold their equity interest in Changzhou Kanghui to China Kanghui. As a result, China Kanghui became our ultimate holding company and Changzhou Kanghui became a wholly owned subsidiary of China Kanghui. Changzhou Kanghui currently has a registered capital of RMB407.3 million, of which we have paid RMB188.2 million as of the date of the prospectus. Under the PRC laws or regulations, we are permitted to pay the remaining registered capital by the second half of 2011. We expect to pay up the remaining registered capital out of proceeds from this offering, and apply such proceeds as set forth in the “Use of Proceeds” section of this prospectus.

On July 31, 2008, we acquired 100% of the equity interest in Beijing Libeier for total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010). Beijing Libeier is also engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China. As a result, Beijing Libeier became a wholly owned subsidiary of China Kanghui.

On July 31, 2009, we established another subsidiary, Shanghai Zhikang, which is wholly owned by Changzhou Kanghui and is expected to engage in the distribution of orthopedic products of third parties. As of the date of this prospectus, Shanghai Zhikang had no material business operations.

Our Corporate Structure

The following diagram illustrates our corporate structure and the place of incorporation of each of our subsidiaries as of the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for the two years ended December 31, 2008 and 2009 and the summary consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

Our consolidated statement of operations for the year ended December 31, 2007 and our consolidated balance sheet data as of December 31, 2007 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. We have prepared the unaudited consolidated information for 2007 on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for the period presented.

Our selected consolidated statements of operations data for each of the three month periods ended March 31, 2009 and 2010 and selected consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared this unaudited consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Results for the three months ended March 31, 2010 are not necessarily indicative of results that may be expected for the full year.

You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

We have omitted the selected financial data as of and for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial data as of and for the years ended December 31, 2007, 2008 and 2009, and cannot be provided without unreasonable effort and expense.

	Year Ended December 31,				Three Months Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB (unaudited)	RMB	RMB	US$	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations
Net revenue	87,696	139,646	184,331	27,004	37,660	48,820	7,152
Cost of revenue(1)	(24,331)	(49,401)	(54,719)	(8,016)	(11,847)	(14,197)	(2,080)

Gross profit	63,365	90,245	129,612	18,988	25,813	34,623	5,072
Operating expenses:
Selling expenses(1)	(10,408)	(12,962)	(23,246)	(3,406)	(4,252)	(5,765)	(845)
General and administrative expenses (1)	(9,409)	(14,955)	(25,615)	(3,753)	(6,145)	(7,165)	(1,050)
Research and development costs (1)	(1,853)	(2,679)	(3,876)	(568)	(180)	(850)	(125)

Operating income	41,695	59,649	76,875	11,261	15,236	20,843	3,052
Interest income	210	3,652	974	143	163	300	44
Government grants	512	1,348	9,807	1,437	57	—	—
Other income	594	459	318	47	149	118	17
Other expenses	(1,058)	(605)	(337)	(49)	(241)	(186)	(28)
Foreign exchange loss	(483)	(731)	(286)	(42)	(116)	(46)	(7)

Income before income tax expense	41,470	63,772	87,351	12,797	15,248	21,029	3,078
Income tax benefit (expense)	1,268	(3,796)	(12,384)	(1,814)	(2,430)	(3,243)	(475)

Net income	42,738	59,976	74,967	10,983	12,818	17,786	2,603
Accretion of redeemable convertible preferred shares:
Series A	—	(10,035)	(10,739)	(1,573)	(2,470)	(2,960)	(434)
Series B	—	(45,743)	(73,180)	(10,721)	(16,308)	(21,174)	(3,102)
Series B-1	—	—	(2,736)	(401)	—	(1,095)	(160)

Net income (loss) attributable to ordinary shareholders	42,738	4,198	(11,688)	(1,712)	(5,960)	(7,443)	(1,093)

Earnings (loss) per share(2):
Basic	0.60	0.04	(0.20)	(0.03)	(0.10)	(0.13)	(0.02)
Diluted	0.60	0.04	(0.20)	(0.03)	(0.10)	(0.13)	(0.02)
Shares used in earnings (loss) per share computation(2):
Basic	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400
Diluted	58,082,300	59,936,930	57,714,400	57,714,400	57,714,400	57,714,400	57,714,400
Pro forma earnings per share (unaudited)(3):
Basic			0.76	0.11		0.18	0.03
Diluted			0.72	0.11		0.17	0.02
Shares used in pro forma earnings per share computation (unaudited)(3):
Basic			98,774,100	98,774,100		98,774,100	98,774,100
Diluted			103,874,390	103,874,390		106,285,440	106,285,440

	As of December 31,				As of March 31,		Pro Forma As Adjusted as of March 31,(4)
	2007	2008	2009	2009	2010	2010	2010	2010
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(unaudited)				(unaudited)	(unaudited)	(unaudited)
		(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	15,163	85,679	122,567	17,956	121,761	17,838	441,915	64,742
Total current assets	102,461	228,572	311,889	45,691	333,365	48,840	653,519	95,744
Property, plant and equipment, net	57,935	69,546	72,487	10,619	70,167	10,279	70,167	10,279
Intangible assets, net	404	54,113	50,588	7,411	49,707	7,282	49,707	7,282
Goodwill	—	113,726	130,985	19,189	130,985	19,190	130,985	19,190
Total non-current assets	60,933	242,744	280,900	41,151	280,708	41,123	280,708	41,123
Total assets	163,394	471,316	592,789	86,842	614,073	89,963	934,227	136,867
Total current liabilities	47,152	90,212	105,948	15,521	106,992	15,676	106,992	15,676
Total non-current liabilities	—	12,750	20,057	2,938	19,824	2,904	19,824	2,904
Total liabilities	47,152	102,962	126,005	18,459	126,816	18,580	126,816	18,580
Series A redeemable convertible preferred shares	50,424	60,459	71,198	10,430	74,158	10,864	—	—
Series B redeemable convertible preferred shares	—	245,082	318,262	46,625	339,436	49,728	—	—
Series B-1 redeemable convertible preferred shares	—	—	15,921	2,332	17,016	2,493	—	—
Total shareholders’ equity	65,818	62,813	61,403	8,996	56,647	8,298	807,411	118,287
Total liabilities, mezzanine equity and shareholders’ equity	163,394	471,316	592,789	86,842	614,073	89,963	934,227	136,867

(1)	Share-based compensation charge incurred during the period related to:

	Year Ended December 31,				Three Months Ended March 31,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Cost of revenue	61	167	205	30	51	42	6
Selling expenses	74	320	414	60	79	112	16
General and administrative expenses	188	4,506	9,519	1,395	2,380	2,501	367
Research and development costs	13	128	170	25	42	41	6

(2)	On July 16, 2010, we effected a share split whereby (i) all of our issued and outstanding 5,771,440 ordinary shares of a par value of US$0.01 per share were split into 57,714,400 ordinary shares of US$0.001 par value per share, (ii) all of our issued and outstanding 1,317,316 Series A redeemable convertible preferred shares of a par value of US$0.01 per share were split into 13,173,160 preferred shares of US$0.001 par value per share, (iii) all of our issued and outstanding 2,606,161 Series B redeemable convertible preferred shares of a par value of US$0.01 per share were split into 26,061,610 preferred shares of US$0.001 par value per share, (iv) all of our issued and outstanding 182,493 Series B-1 redeemable convertible preferred shares of a par value of US$0.01 per share were split into 1,824,930 preferred shares of US$0.001 par value per share. The number of our authorized ordinary shares was increased from 96,076,523 to 960,765,230 as of December 31, 2008 and from 95,894,030 to 958,940,300 as of December 31, 2009 and March 31, 2010. The share split has been retroactively reflected in this prospectus so that share numbers, per share prices, option exercise prices and par value data are presented as if the share split had occurred from our inception.

(3)	Pro forma selected consolidated statements of operations data takes into account the automatic conversion of all our outstanding Series A, Series B and Series B-1 redeemable convertible preferred shares into 41,059,700 ordinary shares immediately upon the completion of this offering.

(4)	Pro forma as adjusted selected consolidated balance sheet data takes into account (i) the automatic conversion of all our outstanding Series A, Series B and Series B-1 redeemable convertible preferred shares into 41,059,700 ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale of 32,040,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$10.25 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.25 per ADS would increase (decrease) each of cash and cash equivalents, total current assets, total assets, total shareholders’ equity and total liabilities and shareholders’ equity by US$5.0 million.

RECENT DEVELOPMENTS

We recently completed the quarter ended June 30, 2010. Our unaudited operating results for that period include the following:

•	net revenue increased by 29.4% to RMB58.1 million (US$8.6 million) in the second quarter of 2010 from RMB44.9 million in the second quarter of 2009;

•	gross profit increased by 25.6% to RMB38.8 million (US$5.6 million) in the second quarter of 2010 from RMB30.9 million in the second quarter of 2009; and

•

net income was RMB27.7 million (US$4.1 million) in the second quarter of 2010, representing 47.7% of our net revenue, compared to RMB20.9 million in the second quarter of 2009, representing 46.5% of our net revenue.

Our net revenue increased by 29.4% to RMB58.1 million in the second quarter of 2010 from RMB44.9 million in the second quarter of 2009. The increase primarily resulted from increased sales volume across our product portfolio, while our average selling prices remained relatively stable. Net revenue from our trauma products increased by 44.0% to RMB38.3 million in the second quarter of 2010 from RMB26.6 million in the second quarter of 2009, primarily because of increased sales of our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 21.4%, 22.5% and 8.4%, respectively, of our net revenue in the second quarter of 2010. Net revenue from our spine products increased by 22.8% to RMB15.1 million in the second quarter of 2010 from RMB12.3 million in the second quarter of 2009, primarily as a result of increased sales of our key spine products series, our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 8.1%, 4.7% and 4.4%, respectively, of our net revenue in the second quarter of 2010. Our sales to OEM customers decreased by 21.7% to RMB4.7 million in the second quarter of 2010 from RMB6.0 million in the second quarter of 2009, primarily because of a decrease of RMB1.7 million in revenue from one OEM customer. This OEM customer had procured the full line of our products to maintain its inventory level as a result of its closing down manufacturing base in its home country in early 2009, but decided to place purchase orders only according to market demand in 2010. Domestic sales of our proprietary products increased by 17.0% to RMB38.6 million in the second quarter of 2010 from RMB33.0 million in the second quarter of 2009, primarily reflecting increased sales volume across our product portfolio. International sales of our proprietary products increased by 146.7% to RMB14.8 million in the second quarter of 2010 from RMB6.0 million in the second quarter of 2009, primarily as a result of our sales of RMB7.1 million to our new international distributor in Venezuela.

Our gross profit increased by 25.6% to RMB38.8 million in the second quarter of 2010 from RMB30.9 million in the second quarter of 2009. Our gross margin decreased to 66.9% in the second quarter of 2010 from 68.8% in the second quarter of 2009, primarily due to a significant increase in the international sales of our proprietary products in the second quarter of 2010, which command lower gross margins than our proprietary domestic products.

Our net income was RMB27.7 million in the second quarter of 2010, representing 47.7% of our net revenue, compared to RMB20.9 million in the second quarter of 2009, representing 46.5% of our net revenue.

Our results of operations for the second quarter of 2010 included a share-based compensation expense of RMB3.1 million and reversed income tax expenses for uncertain tax positions and related interest of RMB6.2 million, compared with a share-based compensation expense of RMB2.6 million and reversed income tax expenses for uncertain tax positions and related interest of RMB3.7 million in the second quarter of 2009.

We prepared the foregoing unaudited financial information on the same basis as our audited financial statements. The unaudited financial information provided above includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our operating results for the quarter ended June 30, 2010. Our results for the quarter ended June 30, 2010 may not be indicative of our full year results for 2010 or future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements, the audited financial statements of Beijing Libeier and our unaudited combined pro forma statement of operations, together with the respective notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading domestic developer, manufacturer and marketer of orthopedic implant products in China as measured by 2009 sales, according to Frost & Sullivan. We sell two primary lines of proprietary orthopedic implant products, trauma and spine, with more than 30 product series covering a wide array of orthopedic implants and associated instruments. Sales of our proprietary products accounted for 94.3%, 88.7% and 91.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Sales of our trauma and spine products accounted for approximately 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, and 73.1% and 26.9% of our net revenue generated from our proprietary products in the first quarter of 2010. Since 2008, we have developed and brought to market nine new products (four trauma products and five spine products) and we plan to develop and launch seven new products by the end of 2011.

As is typical for the medical device market in China, we sell our orthopedic implant products to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. As of June 30, 2010, we had a domestic network of 237 distributors for our products covering 30 of the 31 provinces, municipalities and autonomous regions in China. As of June 30, 2010, internationally, we had a network of 27 distributors that sell our products in 24 countries across Asia, Europe, South America and Africa.

In addition to selling our proprietary products, we manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. Sales of our OEM products accounted for 5.7%, 11.3% and 8.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively.

Domestic sales of our proprietary products accounted for 76.6%, 76.5% and 84.9% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. International sales of our proprietary products accounted for 17.7%, 12.2% and 6.6% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Our net revenue increased by 32.0% from RMB139.6 million in 2008 to RMB184.3 million (US$27.0 million) in 2009, and increased by 29.4% from RMB37.7 million in the first quarter of 2009 to RMB48.8 million (US$7.2 million) in the first quarter of 2010. Our net income increased by 25.0% from RMB60.0 million in 2008 to RMB75.0 million (US$11.0 million) in 2009, and increased by 39.1% from RMB12.8 million in the first quarter of 2009 to RMB17.8 million (US$2.6 million) in the first quarter of 2010.

Our net revenue and net income in 2008 on a pro forma basis, which gives effect to our July 31, 2008 acquisition of Beijing Libeier as if it had been completed on January 1, 2008, were RMB158.5 million and RMB68.4 million, respectively. As a result of our acquisition of Beijing Libeier on July 31, 2008, Beijing Libeier became our consolidated subsidiary, and its results of operations from July 31, 2008 have been consolidated in our results of operations. As a result, our results of operations for the year ended December 31, 2008 are not necessarily comparable to our results of operations for the year ended December 31, 2009.

Factors Affecting Our Results of Operations

In addition to general industry, macro-economic and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

Our Ability to Develop and Successfully Market New Products

Our ability to develop and successfully market new products is one of the most important factors affecting our results of operations and financial condition. Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new products that our customers’ demand. Although our products typically have a long lifespan, new products are expected to continue to significantly influence our net revenue and gross margins. It typically takes from three to six months for our new products to gain market acceptance. We intend to expand our product portfolio by strengthening our research and development of new or enhanced products, product line extensions and improvements to our existing products. Furthermore, new products with enhanced functionality, in particular our spine products, generally enable us to generate improved gross margins. See “Product Mix” below.

Since 2008, we have launched nine new products (four trauma products and five spine products), and we expect to maintain a similar pace of development with seven more new products expected to be launched by the end of 2011. Moving forward, we will target our product development efforts on increasing our portfolio of spine implant products, expanding the scope of our product offerings for China’s Top Tier hospitals and expanding our product lines to include joint implant products. Our new products collectively accounted for 11.6% and 16.2% of our net revenue in 2009 and the first quarter of 2010, respectively.

Our Ability to Expand and Manage Our Network of Distributors in China and Overseas

We depend on distributors for a substantial portion of our net revenue. Our network of distributors for our products in China grew from 111 distributors in 2007 to 237 domestic distributors as of June 30, 2010. We intend to continue to add new domestic distributors to increase our domestic sales. As of June 30, 2010, internationally, we had a network of 27 distributors that sell our products in 24 countries across Asia, Europe, South America and Africa. We plan to grow our international business by entering selected new markets and further penetrating existing markets. In 2010, we intend to expand our sales in Brazil, India, Colombia and Russia, although we do not expect to derive material net revenue from these markets in the foreseeable future.

Competition among Orthopedic Implant Manufacturers in China

The orthopedic implant market is increasingly competitive in China and worldwide and we expect competition to intensify. Across all product lines and product types, we face direct competition both in China and internationally. In addition, as more leading international orthopedic implant manufacturers establish production facilities in China, or enter into cooperative business arrangements with Chinese manufacturers, we may face increasing competition from such companies. In the international market, we also face competition from local companies in the markets in which we sell our products or desire to penetrate. In some emerging markets, larger competitors have established sizable local businesses or acquired local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure. We compete based on factors such as price, value, customer support, brand recognition, reputation, product functionality and design, reliability and quality. We believe that our ability to continue to compete on these factors, and in particular to offer high-quality products at competitive prices, remains a critical element to our current and future success.

Product Mix

The mix of our products affects our results of operations. Because our spine products generally have a higher gross margins than our trauma products, and the majority of our new product launches planned by the end of 2011 are spine products, we expect that these new product launches will help support our gross margins in the near term, although we expect that the majority of our sales in each period will continue to come from our existing products, which have the greatest impact on our gross margins in any given period. However, we may have certain new product launches where gross margins may be lower than our existing products, and we may experience margin erosion from our other existing products generally due to product lifecycle trends, which we expect may partially offset the positive effects of higher margin new product launches. Thus, we expect that our portfolio of existing and planned new products should enable us to maintain a stable gross margin over time.

Pricing

Our pricing in China is influenced by competitive bidding and tenders run by government bidding agents to procure large-volume purchase contracts on an annual or biannual basis, as well as by competition from our domestic and international competitors. In China, more and more centralized government procurements involve a tender process organized by the government or hospitals, which has resulted in greater pricing pressure. In addition, pass-through reimbursement policies, where implants may in some cases not be reimbursed separately from implantation surgeries, may exert downward pressure on prices. On an individual product series basis, we have in some cases experienced a reduction in selling prices over time. However, primarily because of our new product introductions from our pipeline, the average selling price within our trauma and spine functional product groups remains relatively stable. We typically price our products lower than leading global orthopedic implant manufacturers, taking into account the prices of competing products and our gross margins.

Seasonality

Our quarterly revenue and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we typically have lower sales during the first quarter of each year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday, when generally fewer surgical operations are performed. Our relatively stronger performance in the fourth quarter has been largely due to the increasing demand for surgical operations from weather-related accidents.

Fluctuations in the Cost of Raw Materials

Our key raw materials, titanium and titanium alloy, have been susceptible to fluctuations in price and availability. We generally are unable to pass along increases in raw materials costs to our customers, and therefore significant fluctuations in raw material prices can directly impact our gross profits and margins. We attempt to offset raw material price increases by sourcing large quantities of raw materials to achieve economies of scale, opportunistically sourcing raw materials when prices are low, reducing raw material and component consumption per unit through research and development and by focusing on suppliers within close proximity to our facilities.

Expansion of our Manufacturing Capacity

Our manufacturing capacity affects our results of operations. We have significantly expanded our production facilities over time. Since inception in 1997, when our production facilities occupied approximately 320 square meters, our production facilities grew to approximately 17,892 square meters as of June 30, 2010. We need to expand our manufacturing capacity over time to satisfy increased demand for our products. The expansion of manufacturing capacity requires time to (i) construct the facilities, (ii) obtain the necessary permits and certifications for operations, and (iii) recruit and train the new employees for the new manufacturing facility. We are currently planning to increase our capacity substantially, including new manufacturing facilities in Changzhou and Beijing. Our new facility in Changzhou commenced construction in mid-2010 and is expected to complete construction by the end of 2011. Our new facility in Beijing is under construction and is expected to be leased to us by a related party upon its completion in the second half of 2010.

Financial Impact of Our Acquisition of Beijing Libeier

On July 31, 2008, we acquired Beijing Libeier for total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010) in exchange for 100% of the equity interests of Beijing Libeier. We acquired Beijing Libeier to complement our existing network of distributors, the manufacturing and sales of orthopedic implants and our research and development capabilities. The results of Beijing Libeier’s operations have been included in our consolidated financial statements commencing on July 31, 2008. We have included the stand-alone audited consolidated financial statements of Beijing Libeier for the period from January 1 to July 30, 2008. See “Consolidated Financial Statements of Beijing Libeier Biology Engineering Research Institute Co., Ltd.” beginning on page F-42 of this prospectus.

The purchase price allocation for the acquisition is primarily based on valuations determined by us with the assistance of an independent third-party valuation consultant. The total consideration was more than the fair value of the net tangible and identifiable intangible assets that led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value as of the acquisition date, July 31, 2008, as follows:

	RMB	US$
	(in thousands)
Goodwill	130,985	19,189
Current assets	24,571	3,600
Property, plant and equipment	4,105	601
Intangible assets	55,261	8,096
Deferred tax assets, non-current	109	16
Deposit for non-current assets	675	99
Uncertain tax positions	(1,894)	(277)
Current liabilities	(17,837)	(2,614)
Deferred tax liabilities, non-current	(13,815)	(2,024)

Total consideration	182,160	26,686
Consideration paid	(148,500)	(21,755)

Earn-out payments(1)	33,660	4,931

(1)	Pursuant to the acquisition agreement dated April 29, 2008, we were obligated to make total earn-out payments of RMB33.7 million to Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, based on the achievement of certain performance-based targets in 2008 and 2009. Mr. Qian Guo and Ms. Hongxin Nie were the two shareholders of Beijing Libeier prior to the acquisition. These payments became due once the audited financial statements for 2008 and 2009 became available. In April and June of 2010, we entered into supplemental agreements with each of Mr. Qian Guo and Ms. Hongxin Nie, whereby we agreed to give them an additional RMB541,900, in the aggregate, as interest on the late payment of the earn-out due to completion of the audit later than we originally expected. As a result, the total earn-out payments were increased to RMB34.2 million from RMB33.7 million. We made these payments in full in June 2010.

In connection with our acquisition of Beijing Libeier, our intangible amortization expenses were approximately RMB1.6 million, RMB3.5 million (US$0.5 million) and RMB0.9 million (US$0.13 million) in 2008, 2009 and the first quarter of 2010, respectively. Our estimated annual amortization expenses for our intangible assets for each of the five succeeding years are as follows:

	RMB	US$
	(in thousands)
2010	3,593	526
2011	3,593	526
2012	3,335	489
2013	2,891	424
2014	2,884	423

	16,296	2,388

Description of Certain Statement of Operations Items

Net Revenue

Our net revenue represents our total revenue from operations, less value-added taxes and related surcharges. We derive our net revenue from sales of our proprietary products and sales of implant components and instruments to OEMs. We sell our proprietary products through a network of distributors.

We sell two lines of proprietary orthopedic implant products, trauma and spine, with more than 30 product series covering a wide array of orthopedic implants and associated instruments. Sales of our trauma and spine products accounted for approximately 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, and 73.1% and 26.9%, respectively, of our net revenue generated from our proprietary products in the first quarter of 2010. We derive a significant portion of our net revenue from a limited number of products. Our most significant products both in China and internationally have consistently been our internal fixation system trauma products, which collectively accounted for 57.4% and 63.7% of our net revenue in 2009 and the first quarter of 2010, respectively.

In addition to selling our proprietary products, we also manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. In each of 2008, 2009 and the first quarter of 2010, we had eight OEM customers. OEM sales accounted for 5.7%, 11.3% and 8.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively.

We generate a substantial portion of our revenue from sales to a limited number of distributors. Our top five distributors accounted for 21.0%, 16.8% and 26.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Our largest distributor accounted for 5.8%, 6.9% and 12.7% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively.

Because the average selling prices of our products remain relatively stable from year to year, most of our net revenue growth is a result of increased sales volume across our product portfolio. Although we apply the same selling prices of our products to all domestic distributors, we offer sales incentives to distributors that meet or exceed certain annual performance and payment targets.

We permit returns of our products by our distributors on a case-by-case basis and returns have historically ranged from 3% to 5% of our net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. We are able to estimate returns based on a sufficiently long period of returns experience from our distributors over our operating history. We record estimated returns as a reduction of net revenue in the same period revenue is recognized and provide an accrual for such returns in our consolidated financial statements. The table below presents the activity in the sales return accrual for 2008, 2009 and the first quarter of 2010:

	For the year ended December 31,			For the three months ended March 31,
	2008	2009		2010
	RMB	RMB	US$	RMB	US$
	(in thousands)			(in thousands)
Balance at the beginning of the period	9,203	5,189	760	5,023	736
Addition from acquisition of Beijing Libeier	927	—	—	—	—
Provision for the period	3,784	5,739	841	1,702	249
Returns during the period	(8,725)	(5,905)	(865)	(986)	(144)

Balance at the end of the period	5,189	5,023	736	5,739	841

Cost of Revenue, Gross Profit and Gross Margin

Our cost of revenue primarily consists of raw materials, direct labor costs, manufacturing overhead and depreciation.

Our principal raw materials include titanium, titanium alloy and stainless steel. We purchase these raw materials from approximately 20 suppliers at prevailing market prices. We generally enter into annual framework contracts with our suppliers and make actual purchases using purchase orders. The raw materials that we purchased from our top five suppliers accounted for 65.8%, 60.5% and 52.1% of our total raw materials costs in 2008, 2009 and the first quarter of 2010, respectively. Some raw materials and components, especially titanium and titanium alloy, have historically been and are expected to continue to be susceptible to fluctuations in price and availability.

Our cost of revenue initially tends to be higher when a new product is first introduced due to start-up costs associated with manufacturing a new product. As production volumes increase, we typically improve our manufacturing and operational efficiency. We have a relatively low cost base compared to medical device companies in more developed countries because we manufacture all of our products in China and benefit from lower labor and other operating costs. Historically, we have been able to reduce our raw material and component costs as we increase purchase volumes and make improvements in our manufacturing processes. As we focus on new and more advanced products, we may find it necessary to use higher-cost raw materials and components. We plan to mitigate future increases in raw material and component costs by continuing to improve our manufacturing and operational efficiencies.

Gross profit is equal to net revenue less cost of revenue. Gross margin is equal to gross profit divided by net revenue. Our gross margins in 2008, 2009 and the first quarter of 2010 were 64.6%, 70.3% and 70.9%, respectively. Our gross margins are primarily impacted by changes in product sales mix and the various factors that affect our cost of revenue, as discussed above. As our new products gain market acceptance, our new products generally have higher gross margins than our other products. In addition, our spine products, which are a key focus of our product development strategy, generally have higher gross margins than our trauma products. Therefore, our gross margin for a period is affected by the proportion of sales of our higher gross margin products compared to sales of our lower gross margin products. In addition, as discussed above, our gross margin is affected by fluctuations in our raw material costs, principally titanium and titanium alloy, as well as our ability to improve our manufacturing efficiency and respond to pricing pressures from government bidding and tender processes in our industry.

We offer sales incentives to certain domestic distributors at a percentage of the annual sales revenue earned from distributors based on achieving purchase and payment targets established on an annual basis. We estimate our obligations under such agreements based on an evaluation of the likelihood of the distributors’ achievement of the purchase and payment targets, giving consideration to the actual purchase and payment activity during the incentive period and, as appropriate, evaluation of distributors’ purchase and payment trends and history. The sales incentives are in the form of credits that can be applied to future purchases. The sales incentives are determined after the completion of the incentive period of one year, and can be applied to future purchases in the subsequent year. We provide an accrual for estimated amounts due and recognize the incentives as a reduction of revenue.

Our cost of revenue also includes an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Share-based Compensation” below.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development costs.

Selling Expenses.    Selling expenses consist primarily of (i) compensation and benefits for our sales and marketing staff, (ii) expenses for trade shows, conference sponsorships, advertising and other marketing, and

(iii) shipping expenses. We expect our selling expenses to increase in the future, in line with the expansion of our network of both domestic and international distributors as well as increased investment in marketing activities. Similar to most China-based medical device manufacturers, we primarily sell our products to distributors. Consequently, our sales and marketing expenses as a percentage of net revenue are significantly lower than global manufacturers of medical devices that primarily sell their products directly to hospitals. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our selling expenses.

General and Administrative Expenses.    General and administrative expenses consist primarily of (i) salaries and benefits for our general management, finance and administrative personnel, (ii) professional advisory fees, (iii) depreciation and amortization of equipment and facilities used for administrative purposes, and (iv) other expenses incurred in connection with general corporate purposes. We expect that most components of our general and administrative expenses will increase as our business grows and as we incur increased costs related to being a public company. However, as a percentage of net revenue, we generally expect that general and administrative expenses will remain relatively stable in the near term as we increase the scale of our business.

Research and Development Costs.    Research and development costs consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expense related to equipment used for research and development activities, and other relevant costs. We expect our research and development costs to increase as we continue to develop and commercialize new and enhanced products.

Our selling expenses, general and administrative expenses, and research and development costs also include an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Share-based Compensation” below.

Interest Income

Interest income consists of income earned on cash and cash equivalents.

Government Grants

Government grants primarily consist of government grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities. We do not receive government subsidies or government incentives on a regular basis, and the amounts that we have received in the past have fluctuated significantly. While we intend to continue to apply for government subsidies and government incentives in the future, there can be no guarantee that we will receive any such subsidies and incentives.

Government grants are recognized when it is probable that we will comply with the conditions attached to them, and the grants are received. If the grant is related to an expense item, it is recognized in our statement of operations over the period as a reduction to the related operating expense to match the grant to the costs that it is intended to compensate. If the grant is related to an asset, it is recognized as deferred government grants and is recognized to the statement of operations in equal amounts over the expected useful life of the related asset, if operational, as a reduction of the related depreciation expense. Government grants that are received on an unsolicited and unconditional basis to support the growth of our company and do not relate to our operating activities are classified as non-operating income upon receipt.

Other Income/Expenses

Other income consists primarily of rental income, investment income, resales of unused raw materials and sales of scrap. Other expenses consist primarily of the costs of resales of unused raw materials.

Share-based Compensation

We have adopted a 2006 Share Incentive Plan, or the 2006 Plan, a 2008 Share Incentive Plan, or the 2008 Plan, a 2009 Share Incentive Plan, or the 2009 Plan and a 2010 Share Incentive Plan, or the 2010 Plan. Our board of directors and shareholders approved our 2006 Plan on July 31, 2006, under which a total of 12,509,570 ordinary shares have been reserved and available for issuance. As of the date of this prospectus, we have granted options to purchase 12,509,570 of our ordinary shares at an exercise price of US$0.3201 per share under our 2006 Plan. On January 8, 2008, our board of directors and shareholders approved our 2008 Plan, under which a total of 4,599,110 ordinary shares have been reserved for issuance. As of the date of this prospectus, we have granted options to purchase 4,314,060 (30,000 of which were later forfeited) and 315,050 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively, per share under our 2008 Plan. On April 22, 2009, our board of directors and shareholders approved our 2009 Plan, under which a total of 322,040 ordinary shares have been reserved for issuance. As of the date of this prospectus, we have granted options to purchase 16,000 and 306,040 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively, per share under our 2009 Plan. On July 16, 2010, our board of directors and shareholders approved the 2010 Plan, under which a total of 4,067,169 ordinary shares have been reserved for issuance. As of the date of this prospectus, we have not granted any options under the 2010 Plan.

We account for employee share-based compensation charges based on the fair value of share option grants at the date of grant, and we record employee share-based compensation charges to the extent that the fair value of those grants are determined to be greater than the price paid by the employee.

We incurred employee share-based compensation charges in 2008 totaling RMB5.1 million, in 2009 totaling RMB10.3 million (US$1.5 million) and in the first quarter of 2010 totaling RMB2.7 million (US$0.4 million). Based on existing option grants as of March 31, 2010, we expect to incur employee share-based compensation charges in the remainder of 2010 and in 2011, 2012 and 2013 in the amounts of RMB5.2 million, RMB2.9 million, RMB1.5 million and RMB1.1 million. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods. The table below shows the effect of the 2008 and 2009 share-based compensation charges on our operating expense line items:

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009		2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Employee Share-based Compensation Charges Related to:
Cost of revenue	167	205	30	51	42	6
Selling expenses	320	414	60	79	112	16
General and administrative expenses	4,506	9,519	1,395	2,380	2,501	367
Research and development costs	128	170	25	42	41	6

Total	5,121	10,308	1,510	2,552	2,696	395

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

China

Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities allowed certain enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatment according to local policy. In 2006, Changzhou Kanghui was granted a five-year tax holiday, commencing from 2006, entitling it to a two-year enterprise income tax exemption followed by a three-year reduced enterprise income tax rate of 50% of the applicable enterprise income tax rate.

The New EIT Law in the PRC was enacted in March 2007 and became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. However, the New EIT Law also permits certain enterprises to continue to enjoy their preferential tax treatments, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008, may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. In addition, under the phase-out rules, enterprises established before March 16, 2007 and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. The New EIT Law and its implementing rules also permit qualified NHTEs to enjoy a reduced 15% enterprise income tax rate.

Changzhou Kanghui, an enterprise established before March 16, 2007, is entitled to the exemption of enterprise income tax in 2006 and 2007, as well as a 50% tax reduction in 2008, 2009 and 2010 based on the enterprise income tax rate of 25%. During 2008, Changzhou Kanghui obtained a NHTE certificate with a valid period of three years, from 2008 to 2010, therefore is eligible for a preferential tax rate of 15% according to the New EIT Law until the end of 2010. Accordingly, Changzhou Kanghui enjoyed a reduced tax rate of 12.5% for the years ended December 31, 2008 and 2009. In 2008, Beijing Libeier also obtained a NHTE certificate with a valid period of three years, from 2008 to 2010. Accordingly, Beijing Libeier enjoyed a reduced enterprise income rate of 15% for the years ended December 31, 2008 and 2009. In order to continue to avail ourselves of the preferential tax rate of 15%, both Changzhou Kanghui and Beijing Libeier will be required to renew their respective NHTE certificates. Since both entities continue to be qualified as NHTEs, we do not expect any material difficulty in obtaining renewal certificates.

Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to us would be subject to PRC withholding tax. The current withholding tax rate is 10%.

We recorded uncertain tax positions of RMB14.7 million and RMB12.3 million (US$1.8 million) in 2008 and 2009, respectively, which was included in the account “uncertain tax positions”. The amount of uncertain tax positions may change in the next twelve months. However, we cannot estimate of the range of the possible change at this time.

During the years ended December 31, 2008 and 2009, we reversed RMB3.9 million and RMB3.7 million (US$0.5 million), respectively, in income tax expenses for uncertain tax positions and related interest.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution at December 31, 2009 are considered to be indefinitely reinvested under ASC topic 740 Income Taxes-Other Considerations or Special Areas, and, accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within our company outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places significant demands on the judgment of our management.

Revenue Recognition

Revenue arising from sale of goods are recognized when there is persuasive evidence of an arrangement, the selling price is fixed or determinable, collectability is reasonably assured and the delivery of the goods has occurred. The majority of our revenue is derived directly from sales to distributors. We do not join the promotion and marketing activities with our distributors or otherwise assist in completing sales to end customers and payment by distributors is not contingent on resale of product to end customers. Title to goods and risk of loss generally pass when shipped or delivered to the distributors. For certain distributors, cash is collected in advance and recognition of revenue is deferred until goods are shipped or delivered. We permit returns of our products by our distributors on a case-by-case basis, and returns have historically ranged from 3% to 5% of our net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. Because we have a sufficient long period of returns experience from our distributors over our operating history, we believe our evaluation of this historical data enables us to reasonably estimate returns. We record estimated returns as a reduction of net revenue in the same period revenue is recognized and provide an accrual for such returns in our consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of the receivables due from our customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Allowance for doubtful accounts amounted of RMB1.6 million, RMB1.4 million (US$0.2 million) and RMB1.4 million (US$0.2 million) as of December 31, 2008 and 2009, and March 31, 2010, respectively, representing 3.7%, 3.1% and 2.7% of our accounts receivable as of those dates. Provisions for bad debt are included in general and administrative expenses in our consolidated statement of operations.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. We generally determine fair value by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. We did not recognize any impairment of long-lived assets for any of the years presented.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill acquisition-related intangible assets outstanding at December 31, 2008 and 2009, and March 31, 2010, were related to our acquisition of Beijing Libeier. In accordance with the provisions of ASC 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if indications of impairment are present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is lower than its carrying value, the difference is recognize and impairment loss. We determined we have one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Intangible Assets

We amortize our intangible assets with definite useful lives over their estimated useful lives using the straight-line method of accounting. We estimate useful lives in order to determine the amount of amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. There has been no change to the estimated useful lives during the period presented. No impairment loss was recognized as of December 31, 2008 or 2009, or March 31, 2010.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2008, we adopted ASC 740-Income Taxes, which clarified the accounting and disclosure for uncertainty in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income tax expense.

In accordance with ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for uncertain tax positions is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual amounts ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based Compensation

In July 2006, we adopted the 2006 Plan, under which we made option grants on July 31, 2006, January 8, 2008 and July 31, 2008. As of March 31, 2010, 12,509,570 options granted to the employees were outstanding.

In January 2008, we adopted the 2008 Plan, under which we made option grants on January 8, 2008, July 31, 2008, April 22, 2009, March 1, 2010 and June 7, 2010. As of March 31, 2010, 4,314,060 options granted to the employees were outstanding.

In April 2009, we adopted the 2009 Plan, under which we made option grants on April 22, 2009 and June 7, 2010. As of March 31, 2010, 16,000 options granted to the employees were outstanding.

In July 2010, we adopted the 2010 Plan, under which no options have been granted as of the date of this prospectus.

We accounted for share options granted to employees and non-employees under ASC Topic 718, “Compensation—Stock Compensation”.

We determine whether a share option should be classified and accounted for as a liability award or an equity award in accordance with ASC Topic 718. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for share options granted with service conditions that have a graded vesting schedule.

ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. We recorded share-based compensation charges net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We engaged an independent third-party appraiser to determine the fair value of options granted to our employees, although our management is ultimately responsible for the determination of all amounts related to share-based compensation recorded in our financial statements. We applied the binomial option pricing model, with the assistance of the appraiser, in determining the fair value of the options granted to employees. This model requires the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rates. We used historical data and future expectation to estimate forfeiture rate. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option was based on the yield of U.S. Treasury Bills with similar terms in effect at the time of grant.

We selected four comparable companies, which operate in the same orthopedic implants and surgical instruments industry with similar financial leverage, and each has a long trading history on a major stock exchange. We excluded companies with a short listing histories, as we believe that no reliable risk/return relationship can be derived from such short-term historical price information. In addition, given that the contractual life of our share options is relatively long at eight years, we believe that the long trading history and nature of the business of the four public companies selected make them the appropriate choices when assessing the expected volatility of our stock in valuing our share options. As we are unlisted, the average volatility of selected comparable listed companies was used as a reference for the expected volatility of entities in this industry. The similarity of business activities was the main selection criteria in identifying comparable companies, as size, financial leverage and stage of lifecycle may vary significantly over time. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

We used the income approach, with the assistance of the appraiser, to assess our equity value at the grant date and each reporting date. Under this method, indications of value have been developed by discounting projected future net cash flows to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital, or WACC, to reflect the risks of the cash flows. As we were a privately held company at the grant date and each reporting date and the discount rate used was based on WACC for publicly traded comparable companies, our equity value was determined to be RMB126.1 million as of July 31, 2008, RMB410.9 million as of January 8, 2008, RMB503.1 million as of July 31, 2008 and RMB613.8 million as of April 22, 2009.

The equity value was allocated between ordinary shares and preferred shares in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. The fair value was allocated between the preferred shares and the ordinary shares based on the probability-weighted average of expected future net cash flows or distributions to shareholders. This also took into consideration each of the possible future events and the rights and preferences of each class of shares.

An option-pricing method is used to allocate the equity value between the preferred shares and ordinary shares under the liquidation and redemption scenarios. Under the option-pricing method, each class of shares is modeled as a series of call options with a distinct claim on our equity value, the value of which is estimated using the binomial model. The characteristics of each class of shares, including liquidation preference and conversion ratio of the preferred shares, determine the claim of the preferred shares on our equity. In applying the option-pricing method to the redemption scenario, non-participation clause beyond the redemption value of the preferred shares are also included. The application of the option-pricing model also involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Furthermore, the volatilities applied in the allocation were based on the historical volatility of the shares of comparable companies.

Options Granted to Employees

We calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	July 31, 2006		January 8, 2008		July 31, 2008		April 22, 2009	March 1, 2010	June 7, 2010
Risk-free interest rate		4.96%		3.70%		3.77%	2.74%	3.39%	3.22%
Dividend yield		—		—		—	—	—	—
Expected volatility range		31.60%		29.61%		28.09%	29.49%	29.25%	27.98%
Sub optimal early exercise factor		1.5-3 times		1.5-3 times		1.5-3 times	1.5-3 times	1.5-2.3 times	1.2-1.8 times
Fair value of share option	US$	0.04-US$0.05	US$	0.08-US$0.25	US$	0.14-US$0.40	US$0.20-US$0.23	US$0.36-US$0.49	US$0.34-US$0.505
Fair value per share of ordinary shares		US$0.18		US$0.49		US$0.65	US$0.80	US$1.11	US$1.31
Fair value per share of Series A preferred shares		US$0.43		US$0.53		US$0.71	US$0.85	US$1.15	US$1.34
Fair value per share of Series B preferred shares				US$0.82		US$1.03	US$1.17	US$1.39	US$1.49
Fair value per share of Series B-1 preferred shares							US$1.18	US$1.39	US$1.48

We calculated the estimated fair value of the options at each reporting date using the binomial option pricing model with the following assumptions:

	December 31, 2008	December 31, 2009	March 31, 2010	June 30, 2010
Risk-free interest rate	3.70%	3.81%	3.39%	3.22%
Dividend yield	—	—	—	—
Expected volatility range	29.61%	28.09%	29.25%	27.98%
Suboptimal early exercise factor	1.5-3 times	1.5-3 times	1.5-2.3 times	1.2-1.8 times

The suboptimal early exercise factor is defined as the price multiple at which our employees are likely to exercise their options. For example, an assumption of two times price multiple for senior management means senior management is assumed to be likely to exercise their options when the future stock price is double the exercise price for their options. One of the flexibilities and advantages of the binomial model is that it captures the value of the early exercise via input assumption of the suboptimal exercise factor. However, different exercise factors will produce different estimate of option values, and eventually a different estimate of option expenses.

As of December 31, 2009 and March 31, 2010, we had RMB7.4 million (US$1.1 million) and RMB10.9 million (US$1.6 million), respectively, of unrecognized share-based compensation charges related to share options issued to employees. We expect to recognize deferred costs of RMB5.4 million (US$0.8 million), RMB1.2 million (US$0.2 million), RMB0.3 million (US$0.1 million) and RMB0.5 million (US$0.09 million) over a period of 0.58 years, 2 years, 2.58 years and 3.33 years, respectively, using the straight-line method. To the extent the actual forfeiture rate is different from the original estimate; actual share-based compensation charges related to these awards may differ from our expectations.

Significant Factors Contributing to Changes in Fair Value of Ordinary Shares

The change from a fair value of US$1.11 per share as of March 1, 2010 to a fair value of US$1.31 per share as of June 7, 2010 is primarily attributable to the following factors:

•

The increase in value of 18% is generally in line with our business growth during the first six months of 2010. Our net revenue increased in line with our business growth from March 2010 to June 2010. Our forecast of future operating cash flows used in the valuation model as of June 7, 2010 was stronger than that used in the valuation model as of March 1, 2010, reflecting the operating growth above the level that we originally expected.

•

As we approach the anticipated IPO date, there were a few adjustments to the assumptions that resulted in a higher equity value, including a decrease in the marketability discount rate and an increase in the probability of the IPO, which reflects a lower risk and higher liquidity of our shares.

•	We expect our successful listing will facilitate access to capital markets in terms of fund-raising activities, including equity financing and, hence, increase our enterprise value.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2008 and 2009 and for the years then ended, our independent registered public accounting firm identified and communicated to us certain material weaknesses. As a result, there is more than a remote likelihood that a more than inconsequential misstatement of our consolidated financial statements will not be prevented or detected. Specifically, the material weaknesses identified were: (i) an ineffective control environment over financial reporting due to our failure to appropriately staff our financial function with a sufficient number of competent and experienced staff in preparing U.S. GAAP-based consolidated financial statements and related footnote disclosures and (ii) an ineffective financial statement closing process.

Following the identification of material weaknesses, we are in the process of implementing a number of measures to improve our internal control over financial reporting to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, including:

(i)	increasing the headcount of qualified financial reporting personnel;

(ii)	improving the capabilities of existing financial reporting personnel through training and education in the reporting requirements and deadlines set under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002; and

(iii)	engaging an independent U.S. consultant to assist in establishing processes and oversight measures to improve our financial statement closing process and to comply with the requirements under U.S. GAAP, SEC rules and regulations and Sarbanes-Oxley Act of 2002.

We have appointed an independent director upon the effectiveness of this offering with extensive knowledge of U.S. GAAP and SEC reporting experience and will establish an audit committee under our board of directors in accordance with the applicable SEC and NYSE requirements to provide adequate independent oversight with respect to our accounting and financial reporting. However, designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the material weaknesses that our independent registered public accounting firm has identified, and material weaknesses in our internal control over financial reporting may be identified in the future. See “Risk Factors—Risks Relating to Our Business—In preparing our consolidated financial statements as of and for the years ended December 31, 2008 and 2009, we noted material weaknesses in our internal control over financial reporting. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.”

Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our net revenue for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2008		2009			2009		2010
	RMB	% of Net Revenue	RMB	US$	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
						(unaudited)		(unaudited)	(unaudited)
	(in thousands, except for percentages)
Net revenue	139,646	100.0	184,331	27,004	100.0	37,660	100.0	48,820	7,152	100.0
Cost of revenue	(49,401)	(35.4)	(54,719)	(8,016)	(29.7)	(11,847)	(31.5)	(14,197)	(2,080)	(29.1)

Gross profit	90,245	64.6	129,612	18,988	70.3	25,813	68.5	34,623	5,072	70.9

Operating expenses:
Selling expenses	(12,962)	(9.3)	(23,246)	(3,406)	(12.6)	(4,252)	(11.3)	(5,765)	(845)	(11.8)
General and administrative expenses	(14,955)	(10.7)	(25,615)	(3,753)	(13.9)	(6,145)	(16.3)	(7,165)	(1,050)	(14.7)
Research and development costs	(2,679)	(1.9)	(3,876)	(568)	(2.1)	(180)	(0.5)	(850)	(125)	(1.7)

Operating income	59,649	42.7	76,875	11,261	41.7	15,236	40.4	20,843	3,052	42.7
Interest income	3,652	2.6	974	143	0.5	163	0.4	300	44	0.6
Government grants	1,348	1.0	9,807	1,437	5.3	57	0.2	—	—	—
Other income	459	0.3	318	47	0.2	149	0.4	118	17	0.2
Other expenses	(605)	(0.4)	(337)	(49)	(0.2)	(241)	(0.6)	(186)	(28)	(0.4)
Foreign exchange loss	(731)	(0.5)	(286)	(42)	(0.2)	(116)	(0.3)	(46)	(7)	(0.1)

Income before income taxes	63,772	45.7	87,351	12,797	47.3	15,248	40.5	21,029	3,078	43.0
Income tax expense	(3,796)	(2.7)	(12,384)	(1,814)	(6.7)	(2,430)	(6.5)	(3,243)	(475)	(6.6)

Net income	59,976	43.0	74,967	10,983	40.6	12,818	34.0	17,786	2,603	36.4

As a result of our acquisition of Beijing Libeier on July 31, 2008, Beijing Libeier became our consolidated subsidiary and its results of operations from July 31, 2008 have been consolidated in our results of operations. As a result, our results of operations for the year ended December 31, 2008 are not necessarily comparable to our results of operations for the year ended December 31, 2009.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Net Revenue

Our net revenue increased by 29.4% to RMB48.8 million (US$7.2 million) in the first quarter of 2010 from RMB37.7 million in the first quarter of 2009. This increase primarily resulted from increased sales volume across our product portfolio, while our average selling prices remained relatively stable.

Each of our two lines of proprietary orthopedic implant products, trauma and spine, experienced significant net revenue growth in the first quarter of 2010 as compared to the first quarter of 2009. Net revenue from our trauma products increased by 42.2% to RMB32.7 million (US$4.8 million) in the first quarter of 2010 from RMB23.0 million in the first quarter of 2009, primarily as a result of increased sales of our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 25.2%, 24.5% and 9.0%, respectively, of our net revenue in the first quarter of 2010. Net revenue from our spine products increased by 27.7% to RMB12.0 million (US$1.8 million) in the first quarter of 2010 from RMB9.4 million in the first quarter of 2009, primarily as a result of increased sales of our key spine product series, our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 8.9%, 4.6% and 3.3%, respectively, of our net revenue in the first quarter of 2010.

Our sales to OEM customers decreased by 19.2% to RMB4.2 million (US$0.6 million) in the first quarter of 2010 from RMB5.2 million in the first quarter of 2009, primarily as a result of a RMB1.2 million decrease in revenue from one OEM customer, which implemented a global reduction in its procurement budget in late 2009. In the first quarter of 2009 and 2010, we had six and eight OEM customers, and our sales to OEM customers accounted for 13.9% and 8.5%, respectively, of our net revenue in those periods.

Domestic sales of our proprietary products increased by 43.3% to RMB41.4 million (US$6.1 million) in the first quarter of 2010 from RMB28.9 million in the first quarter of 2009, primarily reflecting increased sales volume across our product portfolio. Domestic sales of our proprietary products accounted for 76.6% and 84.9% of our net revenue in the first quarter of 2009 and 2010, respectively. International sales of our proprietary products decreased by 11.1% to RMB3.2 million (US$0.5 million) in the first quarter of 2010 from RMB3.6 million in the first quarter of 2009, primarily as a result of decreased sales to Egypt and Turkey, which were related to the ongoing effects of the global financial crisis in these countries. International sales of our proprietary products accounted for 9.5% and 6.6% of our net revenue in the first quarter of 2009 and 2010, respectively.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased by 20.3% to RMB14.2 million (US$2.1 million) in the first quarter of 2010 from RMB11.8 million in the first quarter of 2009, primarily as a result of increased production costs to match increased sales and a RMB0.6 million inventory writedown in the first quarter of 2010. Cost of revenue as a percentage of our net revenue decreased slightly to 29.1% in the first quarter of 2010 from 31.5% in the first quarter of 2009.

As a result of the foregoing, our gross profit increased by 34.1% to RMB34.6 million (US$5.1 million) in the first quarter of 2010 from RMB25.8 million in the first quarter of 2009. We maintained relatively stable gross margins of 70.9% in the first quarter of 2010 compared to 68.5% in the first quarter of 2009.

Operating Expenses

Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development costs. Our total operating expenses increased by 30.2% to RMB13.8 million (US$2.0) million in the first quarter of 2010 from RMB10.6 million in the first quarter of 2009, as set forth below.

Selling Expenses.    Our selling expenses increased by 34.9%, approximately in line with our increase in net revenue, to RMB5.8 million (US$0.8 million) in the first quarter of 2010 from RMB4.3 million in the first quarter of 2009, primarily as a result of increases in marketing expenses from certain surgeon education-related marketing activities, as well as salary increase as a result of increased sales personnel. Our selling expenses as a percentage of our net revenue increased to 11.8% in the first quarter of 2010 from 11.3% in the first quarter of 2009.

General and Administrative Expenses.    Our general and administrative expenses increased by 18.0% to RMB7.2 million (US$.1.1 million) in the first quarter of 2010 from RMB6.1 million in the first quarter of 2009, primarily as a result of increased expenses in relation to share options and certain tax expenses relating to the land parcel for our new facility in Changzhou. As a percentage of our net revenue, our general and administrative expenses decreased to 14.7% in the first quarter of 2010 from 16.3% in the first quarter of 2009 as we were able to improve operational leverage during the first quarter of 2010.

Research and Development Costs.    Our research and development costs increased to RMB0.9 million (US$0.1 million) in the first quarter of 2010 from RMB0.2 million in the first quarter of 2009. This increase was primarily attributable to an increased investment in research and development in the ordinary course of business in the first quarter of 2010. Our research and development costs as a percentage of our net revenue increased to 1.7% in the first quarter of 2010 from 0.5% in the first quarter of 2009.

Interest Income

Our interest income increased by 50% to RMB0.3 million (US$0.04 million) in the first quarter of 2010 from RMB0.2 million in the first quarter of 2009. This increase was due primarily to a small increase in our interest-bearing cash balances.

Government Grants

Our government grants decreased to nil in the first quarter of 2010 from RMB0.1 million in the first quarter of 2009. These government grants both relate to a grant by the Bureau of Finance of Changzhou City to support our business development.

Other Income

Our other income decreased by 20.8% to RMB0.1 million (US$0.02 million) in the first quarter of 2010 from RMB0.1 million in the first quarter of 2009. This decrease was due primarily to a slight decrease in resales of unused raw materials.

Other Expenses

Our other expenses decreased by 22.8% to RMB0.2 million (US$0.03 million) in the first quarter of 2010 from RMB0.2 million in the first quarter of 2009. This decrease was due primarily to a decrease in the cost of resales of unused raw materials.

Income Tax Expense

Our income tax expense increased by 33.3% to RMB3.2 million (US$0.5 million) in the first quarter of 2010 from RMB2.4 million in the first quarter of 2009, and our effective income tax rate decreased to 15.4% in the first quarter of 2010 from 15.9% in the first quarter of 2009. These increases were due primarily to increases in sales and pre-tax earnings.

Net Income

As a result of the foregoing, our net income was RMB17.8 million (US$2.6 million) in the first quarter of 2010, representing 36.4% of our net revenue, compared to RMB12.8 million in the first quarter of 2009, representing 34.0% of our net revenue.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenue

Our net revenue increased by 32.0% to RMB184.3 million (US$27.0 million) in 2009 from RMB139.6 million in 2008. This increase primarily resulted from our acquisition and integration of Beijing Libeier and organic growth as a result of:

•	increased sales volume across our product portfolio, while our average selling prices remained relatively stable;

•	the introduction of new products, such as NeoGen Nail nailing systems; and

•	a substantial increase in our OEM revenue.

Our net revenue in 2008 on a pro forma basis, which gives effect to the acquisition of Beijing Libeier as if it had been completed on January 1, 2008, was RMB158.5 million. See “Unaudited Pro Forma Combined Statement of Operations of China Kanghui Holdings” beginning on page P-1 of this prospectus.

Each of our two lines of proprietary orthopedic implant products, trauma and spine, experienced significant net revenue growth from 2008 to 2009. Net revenue from our trauma products increased by 23.4% to RMB113.4 million (US$16.6 million) in 2009 from RMB91.9 million in 2008, primarily as a result of increased sales of our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009. Net revenue from our spine products increased by 25.9% to RMB50.1 million (US$7.3 million) in 2009 from RMB39.8 million in 2008, primarily as a result of increased sales of our key spine product series, our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 9.2%, 4.6% and 4.5%, respectively, of our net revenue in 2009.

Our sales to OEM customers increased to RMB20.9 million (US$3.1 million) in 2009 from RMB8.0 million in 2008, primarily as a result of a RMB9.6 million increase in revenue from one OEM customer. In each of 2008 and 2009, we had eight OEM customers, which accounted for 5.7% and 11.3%, respectively, of our net revenue in those years.

Domestic sales of our proprietary products increased to RMB140.9 million (US$20.6 million) in 2009 from RMB107.0 million in 2008, reflecting primarily our acquisition of Beijing Libeier and increased sales generated from our products to new and existing customers. Domestic sales of our proprietary products accounted for 76.6% and 76.5% of our net revenue in 2008 and 2009, respectively. International sales of our proprietary products decreased to RMB22.5 million (US$3.3 million) in 2009 from RMB24.7 million in 2008, reflecting the economic slowdown in key international markets, which was offset by our entry into new international markets, with sales increasing from 17 countries in 2008 to 23 countries in 2009. International sales of our proprietary products accounted for 17.7% and 12.2% of our net revenue in 2008 and 2009, respectively.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased by 10.7% to RMB54.7 million (US$8.0 million) in 2009 from RMB49.4 million in 2008. Cost of revenue as a percentage of our net revenue decreased to 29.7% in 2009 from 35.4% in 2008. This decrease as a percentage of net revenue is primarily due to a shift in our product mix to higher margin products, principally as a result of our acquisition of Beijing Libeier, which has historically benefited from higher margins on its products as a result of its higher utilization rate and other manufacturing and operational efficiencies, as well as other factors including (i) cost savings from our research and development efforts, which enabled us to begin producing on a cost-effective basis more component parts for our products in-house and (ii) lower raw material costs, principally titanium and titanium alloy.

As a result of the foregoing, our gross profit increased by 43.7% to RMB129.6 million (US$19.0 million) in 2009 from RMB90.2 million in 2008, and our gross margin increased to 70.3% in 2009 from 64.6% in 2008.

Operating Expenses

Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development costs. Our operating expenses increased by 72.2%, to RMB52.7 million (US$7.7 million) in 2009 from RMB30.6 million in 2008.

Selling Expenses.    Our selling expenses increased by 78.5%, to RMB23.2 million (US$3.4 million) in 2009 from RMB13.0 million in 2008. Of these increases, RMB1.7 million were attributable to the acquisition of Beijing Libeier, RMB3.6 million were attributable to increases in sales team headcount and salaries, and RMB1.0 million were attributable to increases in marketing expenses. As a percentage of net revenue, selling expenses increased to 12.6% in 2009 from 9.3% in 2008.

General and Administrative Expenses.    Our general and administrative expenses increased by 70.7%, to RMB25.6 million (US$3.8 million) in 2009 from RMB15.0 million in 2008. Of this increase, RMB1.2 million were attributable to the acquisition of Beijing Libeier, RMB3.2 million were due to salary increases and RMB0.8 million were due to increases in travel expenses. In addition, expenses associated with our share incentive plans increased RMB5.0 million in 2009. As a percentage of net revenue, general and administrative expenses increased to 13.9% in 2009 from 10.7% in 2008.

Research and Development Costs.    Our research and development costs increased by 44.4%, to RMB3.9 million (US$0.6 million) in 2009 from RMB2.7 million in 2008. This increase was primarily attributable to our acquisition of Beijing Libeier, which resulted in increases in salaries and related expenses and increases in corporate overhead expenses, as well as investment in research and development in 2009 to set up our Kanghui International Technology Center, partially offset by approximately RMB1.1 million of government grants that subsidized the research and development activities and were recorded as a reduction of the related research and development expenses. As a percentage of net revenue, research and development costs increased to 2.1% in 2009 from 1.9% in 2008.

Interest Income

Our interest income decreased by 73.0% to RMB1.0 million (US$0.1 million) in 2009 from RMB3.7 million in 2008. This decrease was due primarily to a decrease in our cash balances as a result of the acquisition of Beijing Libeier. On July 31, 2008, we acquired Beijing Libeier for total cash consideration of RMB182.7 million, including RMB34.2 million in earn-out payments that we made in June 2010, in exchange for 100% of equity interests in Beijing Libeier.

Government Grants

Our government grants increased substantially to RMB9.8 million (US$1.4 million) in 2009 from RMB1.3 million in 2008. This increase was primarily due to (i) a cash payment in the amount of RMB6.0 million (US$0.9 million) in 2009 from the local Changzhou government related to a local government award for our success in increasing capital investment in Changzhou Kanghui, which capital investment was effected through a reinvestment of Changzhou Kanghui’s undistributed profits, and (ii) a grant in the amount of RMB2.6 million (US$0.4 million) by the Bureau of Finance of Changzhou City, together with the local Financial Affairs Office, to facilitate our IPO process.

Other Income

Our other income decreased by 40.0% to RMB0.3 million (US$0.04 million) in 2009 from RMB0.5 million in 2008. This decrease was due primarily to a decrease in resales of unused raw materials.

Other Expenses

Our other expenses decreased by 50.0% to RMB0.3 million (US$0.04 million) in 2009 from RMB0.6 million in 2008. This decrease was due primarily to a decrease in the cost of resales of unused raw materials.

Income Tax Expense

Our income tax expense increased by 226.3% to RMB12.4 million (US$1.8 million) in 2009 from RMB3.8 million in 2008, and our effective income tax rate increased to 14.2% in 2009 from 6.0% in 2008. These increases were due primarily to an increase in sales, resulting in greater taxable income, primarily as a result of our acquisition of Beijing Libeier.

Net Income

As a result of the foregoing, our net income was RMB75.0 million (US$11.0 million) in 2009, representing 40.7% of our net revenue, compared to RMB60.0 million in 2008, representing 43.0% of our net revenue.

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited condensed consolidated quarterly results of operations information for the nine quarters in the period from January 1, 2008 to March 31, 2010. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited or unaudited consolidated financial statements. The unaudited condensed consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and will continue to fluctuate from period to period. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenues and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	For the three-month periods ended,
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2008				2009				2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands)
Net revenue	24,283	26,054	34,860	54,449	37,660	44,866	47,494	54,311	48,820
Cost of revenue	(11,496)	(9,646)	(11,977)	(16,282)	(11,847)	(14,016)	(13,758)	(15,098)	(14,197)

Gross profit	12,787	16,408	22,883	38,167	25,813	30,850	33,736	39,213	34,623

Operating expenses:
Selling expenses	(3,280)	(2,807)	(3,283)	(3,592)	(4,252)	(4,724)	(5,076)	(9,194)	(5,765)
General and administrative expenses	(2,251)	(2,469)	(4,356)	(5,879)	(6,145)	(6,068)	(6,200)	(7,202)	(7,165)
Research and development costs	(579)	(615)	(701)	(784)	(180)	(129)	(1,212)	(2,355)	(850)

Operating income	6,677	10,517	14,543	27,912	15,236	19,929	21,248	20,462	20,843
Interest income	42	2,180	1,156	274	163	265	214	332	300
Government grants	60	906	370	12	57	—	6,600	3,150	—
Other income	98	182	84	95	149	73	81	15	118
Other expenses	(150)	(166)	(14)	(275)	(241)	(7)	(8)	(81)	(186)
Foreign exchange gain (loss)	(37)	(341)	(22)	(331)	(116)	(183)	99	(86)	(46)

Income before income taxes	6,690	13,278	16,117	27,687	15,248	20,077	28,234	23,792	21,029
Income tax benefit (expense)	(1,398)	156	(2,590)	36	(2,430)	825	(3,800)	(6,979)	(3,243)

Net income	5,292	13,434	13,527	27,723	12,818	20,902	24,434	16,813	17,786

Net Revenue

Our quarterly net revenue experienced continued growth in the four quarters from January 1, 2008 to December 31, 2008, as well as in the four quarters from January 1, 2009 to December 31, 2009, reflecting the annual seasonal pattern in our industry. See “Risk Factors—Risks Relating to Our Business—Our quarterly revenue and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.” Our significant increase in net revenue in the quarter ended December 31, 2008 was primarily attributable to (i) our acquisition and consolidation of Beijing Libeier, and the fourth quarter of 2008 was the first full quarter to reflect such acquisition, and (ii) the addition of a major new distributor that purchased a significant amount of products from us during that quarter. The overall growth in our net revenue throughout these periods has primarily been attributable to the increase sales of our products across all product lines. Our net revenue decreased from the fourth quarter of 2008 to the first quarter of 2009, primarily due to reduced sales as a result of the global financial crisis. Our net revenue decreased from the fourth quarter of 2009 to the first quarter of 2010 primarily as a result of typical seasonal revenue patterns.

Gross Profit

Our quarterly gross profit in the nine quarters from January 1, 2008 to March 31, 2010 generally followed the trend of our net revenue in these quarters. Our gross profit increased by 28.3% from the first quarter of 2008 to the second quarter of 2008, primarily as a result of a strong increase in sales of the titanium version of our best-selling trauma product, which gained popularity as surgeons switched from our stainless steel product to our titanium product. Our gross profit increased by 39.5% from the second quarter of 2008 to the third quarter of 2008, and again by 66.8% from the third quarter of 2008 to the fourth quarter of 2008, primarily because our acquisition and consolidation of Beijing Libeier, whose products generally had higher gross margins than Changzhou Kanghui. Since the fourth quarter of 2008, our quarterly gross profit margin has been generally stable throughout the quarters presented, which primarily reflects our product mix in each quarter.

Operating Expenses

Our operating expenses, which include sales and marketing, general and administration, and research and development costs, generally increased quarter over quarter as we expanded our business and increased headcount in these areas. Our selling expenses in the fourth quarter of 2008 as a percentage of net revenue were 6.6%, primarily due to our cautious approach to the impending economic downturn. Our selling expenses increased by 80.4% to RMB9.2 million from the third quarter of 2009 to the fourth quarter of 2009, primarily due to our sponsorship of a major marketing event for the China Orthopedic Association. Our selling expenses in the fourth quarter of 2009 as a percentage of net revenue were 16.9%, primarily due to our sponsorship of the marketing event mentioned above and increased marketing activities during that fourth quarter.

Government Grants

Our government grant income has historically varied greatly from quarter to quarter, and we expect it to continue to do so in the future. For example, in 2009, our government grant income ranged from RMB57,000 in the first quarter, to nil in the second quarter, RMB6.6 million in the third quarter and RMB3.2 million in the fourth quarter. We do not receive government subsidies or government incentives on a regular basis, and the amounts that we have received in the past have fluctuated significantly. While we intend to continue to apply for government subsidies and government incentives in the future, there can be no guarantee that we will receive any such subsidies and incentives.

Income Tax Benefit (Expense)

Through 2012, in the second quarter of each year, we expect to receive an income tax benefit related to the reversal of income tax expenses for uncertain tax positions and related interests.

Net Income

Our net income generally increased quarter over quarter in line with the growth of our business and the relative stability of our cost structure. However, in the fourth quarter of 2009, we underwent a capital increase and therefore had a withholding tax obligation that lead to a higher income tax expenses for such period. Furthermore, while we benefited from government subsidies in the third and fourth quarters of 2009, we do not expect such gains to constitute a significant and stable source of our future income.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,			Three Months ended March 31,
	2008	2009		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Net cash generated from (used in) operating activities	42,856	57,382	8,407	(4,133)	10,395	1,522
Net cash used in investing activities	(158,624)	(33,364)	(4,888)	(4,298)	(11,146)	(1,633)
Net cash generated from financing activities	199,339	13,185	1,932	—	—	—
Exchange rate effect on cash	(13,055)	(315)	(47)	(108)	(55)	(7)

Net increase (decrease) in cash and cash equivalents	70,516	36,888	5,404	(8,539)	(806)	(118)
Cash and cash equivalents at beginning of period	15,163	85,679	12,552	85,679	122,567	17,956

Cash and cash equivalents at end of period	85,679	122,567	17,956	77,140	121,761	17,838

To date, we have financed our operations primarily through cash flows from operations and the issuance of redeemable convertible preferred shares. As of December 31, 2009 and March 31, 2010, we had RMB122.6 million (US$18.0 million) and RMB121.8 million (US$17.8 million) in cash, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2009 or March 31, 2010. Our cash and cash equivalents primarily consists of cash on hand and bank deposits.

Operating Activities

Net cash generated from operating activities was RMB10.4 million (US$1.5 million) in the first quarter of 2010, primarily as a result of net income of RMB17.8 million (US$2.6 million) in the first quarter of 2010, partially offset by a RMB7.6 million increase in inventories and a RMB6.2 million increase in accounts receivable, driven primarily by (i) increased purchases of raw materials and production of finished goods during the period as a result of our overall business expansion and (ii) the timing of the recognition of our international sales revenue. The increase in accounts receivable was also due to the seasonal effect of increased collections in the fourth quarter of 2009, resulting in a relatively lower accounts receivable balance during the period.

Net cash used in operating activities was RMB4.1 million in the first quarter of 2009, primarily as a result of a RMB8.1 million increase in inventories and a RMB5.1 million increase in accounts receivable, which were related to increased purchases of raw materials and production of finished goods during the period as a result of our overall business expansion, as well as the seasonal effect of increased collections in the fourth quarter of 2008 resulting in a relatively lower accounts receivable balance during the period, partially offset by RMB4.0 million in deferred government grants.

Net cash generated from operating activities was RMB57.4 million (US$8.4 million) in 2009, primarily as a result of net income of RMB75.0 million (US$11.0 million) and a RMB7.8 million increase in deferred government grants, partially offset by and a RMB21.3 million increase in deposit for land use rights and a RMB23.0 million increase in inventories, driven primarily by increased purchases of raw materials and production of finished goods during the year.

Net cash generated from operating activities was RMB42.8 million in 2008, primarily as a result of net income of RMB60.3 million, partially offset by (i) a RMB22.6 million increase in amounts due from related parties, which arose from a loan to one of our executive officers, and (ii) a RMB6.8 million increase in inventories, driven primarily by increased purchases of raw materials and production of finished goods during the year.

Our net inventory balances as of December 31, 2008 and 2009, and March 31, 2010, were RMB53.5 million, RMB75.7 million (US$11.1 million) and RMB83.3 million (US$12.2 million), respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenue and multiplied by the number of days in the period, increased from 336 days in 2008 to 425 days in 2009 and to 504 days in the first quarter of 2010. The increase in our inventory balances in the first quarter 2010, particularly our finished goods, was primarily due to our overall business expansion and the volume purchase of raw materials to obtain a favorable purchase price. The increase in our inventory balances in 2009, particularly our finished goods, was primarily due to our increasing number of product offerings, as well as due to our production plan based on our sales volume in 2008 where we experienced delays in the sales of our products in certain international markets due to longer approval periods than expected. The products affected by such delays were primarily our NeoGen Nail nailing system and Monoloc LCP system sold in Brazil, Russia and Venezuela. In addition, our inventories in raw materials also increased in 2009 as a result of our stock piling of raw materials in early 2009 to take advantage of favorable prices.

Our accounts receivable balances as of December 31, 2008 and 2009, and March 31, 2010, were RMB43.1 million, RMB44.6 million (US$6.5 million) and RMB50.8 million (US$7.4 million), respectively, offset by allowance for doubtful accounts balances of RMB1.6 million, RMB1.4 million (US$0.2 million) and RMB1.4 million (US$0.2 million) for the same periods. As a percentage of total accounts receivable, our top five domestic distributors accounted for 27.6%, 17.2% and 20.2% as of December 31, 2008 and 2009, and March 31, 2010, respectively. Our accounts receivable are typically unsecured and are derived from revenue earned from distributors in or outside the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our distributors and its ongoing monitoring of outstanding balances.

Investing Activities

Investing activities primarily include acquisitions, as well as purchases of property, plant and equipment.

Our net cash used in investing activities was RMB11.1 million (US$1.6 million) in the first quarter of 2010, primarily reflecting a RMB8.0 million short term investment in short-term time deposits and purchase of property, plant and equipment in the amount of RMB3.2 million. Our net cash used in investing activities was RMB4.3 million in the first quarter of 2009, primarily reflecting a RMB10.0 million short term investment in short-term deposits, partially offset by a RMB7.0 million proceeds as a result of the redemption of a short-term investment at maturity.

Our net cash used in investing activities was RMB33.4 million (US$4.9 million) in 2009, which is primarily related to purchases of property, plant and equipment in 2009 in the amount of RMB13.4 million (US$2.0 million), primarily in connection with the expansion and upgrade of our research and development and manufacturing facilities.

Our net cash used in investing activities was RMB158.6 million in 2008, primarily reflecting our acquisition of Beijing Libeier, which we acquired on July 31, 2008 for RMB144.6 million, net of cash acquired.

Financing Activities

We did not conduct any financing activity in either of the first quarters of 2009 or 2010. As a result, we did not generate or use any cash from financing activities in this quarter.

Our net cash generated from financing activities in 2009 was RMB13.2 million (US$1.9 million). Net cash generated from financing activities in 2009 reflected the issuance of our Series B-1 redeemable convertible preferred shares. Net cash generated from financing activities in 2008 was RMB199.3 million. Net cash generated from financing activities in 2008 reflected the issuance of our Series B redeemable convertible preferred shares.

Capital Expenditures

On July 31, 2008, we acquired Beijing Libeier for a total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010), in exchange for 100% of the equity interests of Beijing Libeier.

In 2008, 2009 and the first quarter of 2010, our capital expenditures totaled RMB14.1 million, RMB34.7 million (US$5.1 million) and RMB3.2 million (US$0.5 million), respectively. Capital expenditures increased in 2009 compared to 2008 due primarily to purchases of property, plant and equipment, such as machinery and equipment, as well as land use rights, primarily in connection with the expansion and upgrade of our research and development and manufacturing facilities. Capital expenditures in the first quarter of 2010 were primarily in connection with the purchase of property, plant and equipment.

We plan to increase our manufacturing capacities substantially, including a new manufacturing facility in Changzhou. The new facility in Changzhou is in the planning stage, and we began construction in mid-2010 and to complete construction by the end of 2011. Upon completion of this expansion program, we expect our manufacturing capacity to increase by approximately 50%. We expect our primary annual capital expenditures for 2010 and 2011 related to our expansion plan to be between RMB30 million to RMB40 million in 2010, and RMB50 million to RMB60 million in 2011. Furthermore, we may incur further capital expenditures in the foreseeable future relating to the completion of the expansion of our manufacturing facilities, as well as opportunities for investment, acquisition, strategic cooperation or other similar actions.

In anticipation of these capital expenditures and other working capital needs, such as the expansion of our product pipeline and enhancement of our sales and marketing capabilities, Changzhou Kanghui increased its registered capital twice in 2009. First, in July 2009, Changzhou Kanghui increased its registered capital from the original RMB66 million to RMB207.9 million. We injected RMB41.0 million of this amount in August 2009 and RMB52.2 million of this amount in December 2009, and we are permitted by PRC laws and regulations to inject the remaining RMB48.7 million by September 29, 2011. Second, in October 2009, Changzhou Kanghui further increased its registered capital to RMB407.3 million. We injected RMB29.0 million of this amount in October 2009 and are permitted by PRC laws and regulations to inject the remaining RMB170.4 million by October 30, 2011. As a result of the foregoing, as of the date of this prospectus, the total unpaid registered capital of Changzhou Kanghui is RMB219.1 million.

In order for us to use the offering proceeds as set forth in the “Use of Proceeds” section in the prospectus in accordance with relevant PRC laws and regulations, we will inject (i) RMB48.7 million (US$7.2 million) of the offering proceeds by September 29, 2011, and (ii) RMB170.4 million (US$25.1 million) by October 30, 2011, to Changzhou Kanghui by way of payment of increased registered capital of Changzhou Kanghui. Therefore, by flowing these funds received from the offering to Changzhou Kanghui for the uses set forth in this prospectus, in accordance with the timeline permitted by PRC laws and regulations, the injection of the remaining RMB219.1 million (US$32.3 million) of the increased registered capital of Changzhou Kanghui will be satisfied.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months following this offering. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Contractual Obligations

A summary of our contractual obligations at December 31, 2009 is as follows:

	Contractual Obligations(1)
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Capital commitments	2,230	—	—	—	2,230	327
Operating leases	1,410	162	164	1,882	3,618	531
Others(2)	—	4,963	—	—	4,963	727

Total	3,640	5,125	164	1,882	10,811	1,585

(1)	The table does not include earn-out payments, totaling RMB34.2 million, we are required to make in connection with our acquisition of Beijing Libeier. These payments became due once the audited financial statements for 2008 and 2009 became available. We made these payments in full in June 2010.

(2)	Represents the amount to be paid by Beijing Libeier to Beijing Keyibangen Medical Instruments Co., Ltd for transfer of assets. For more details, see “Related Party Transactions—Other Transactions.”

Off-Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 4.8%, 5.9%, -0.7% and -0.7% in 2007, 2008, 2009 and the first quarter of 2010, respectively. If inflation rises, it may materially and adversely affect our business.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

A majority of our net revenue and expenditures are denominated in Renminbi. However, the price of certain raw materials that we buy from foreign suppliers and of our orthopedic implants that we sell to foreign customers is denominated in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the cost of such raw materials to us and will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from this offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See “Risk Factors—Risks Relating to Our Business—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of March 31, 2010, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB1.78 million (US$0.3 million) in our total cash position.

The functional currency of our company is the U.S. dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria of ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income or loss, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expense incurred by any short-term or long-term bank borrowings and interest income on our interest-bearing bank deposits. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2008 and 2009, and we have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on any short-term or long-term borrowings may increase or decrease due to changes in market interest rates. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding interest-earning instruments during the three months ended March 31, 2010, a 10% change in the interest rates would result in an increase or decrease of RMB13,000 (US$1,904) in our total amount of interest income for the three months ended March 31, 2010.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-01, which amends ASC topic 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification, or Codification, as the source of authoritative U.S. GAAP for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “ASC”. Changes to the ASCs subsequent to June 30, 2009 are referred to as Accounting Standards Updates, or ASU. We have implemented the Codification in the consolidated financial statements by providing references to the ASC topics.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), as codified in ASC topic 810, Consolidation, or ASC 810. ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASC 810 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASC 810 did not have a material impact on our condensed consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Disclosures about Fair Value Measurements, ASU 2010-06, which amends ASC topic 820, provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material effect on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, to amend ASC topic 855, Subsequent Events. As a result of ASU 2010-09, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements—either in originally issued financial statements or reissued financial statements. ASU 2010-09 also changes the criteria for determining whether an entity would evaluate subsequent events through the date that financial statements are issued or when they are available to be issued. The guidance in ASU 2010-09 is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued as of the issuance date of ASU 2010-09, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events. The adoption of ASU 2010-09 did not have a material impact on the Group’s condensed consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, which provides amendments to ASC topic 718, Compensation-Stock Compensation, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for all interim and annual periods beginning on or after December 15, 2010. The adoption of ASU 2010-13 is not expected to have a material effect on the Group’s consolidated financial statements.

OUR INDUSTRY

Overview of the Global Orthopedic Implant Market

According to Frost & Sullivan, the global orthopedic implant market grew from US$12.9 billion in 2006 to US$17.3 billion in 2009, representing a CAGR of 10.4%, and is expected to grow to US$27.7 billion by 2015, representing a CAGR of 8.1%, driven primarily by aging populations in key markets, technological advancements and growth from emerging markets.

The Asia Pacific region is expected to become the most important geographic region for growth of the global orthopedic implant market in the coming years. According to Frost & Sullivan, the Asia Pacific orthopedic implant market is expected to grow from US$2.2 billion in 2009 to US$5.4 billion by 2015, representing a CAGR of 16.1%. Rapid growth in the China and India markets is a principal factor for this overall growth. Certain other key international markets are also expected to present significant growth opportunities. According to Frost & Sullivan, the orthopedic implant market in Eastern Europe is expected to grow at a CAGR of 9.8% from 2009 to 2015, and the orthopedic implant market in South and Central America is expected to grow at a CAGR of 15.2% from 2009 to 2015.

Overview of China’s Orthopedic Implant Market

According to Frost & Sullivan, China’s orthopedic implant market grew from RMB4.4 billion in 2007 to RMB6.1 billion in 2009, representing a CAGR of 18.4%, and is expected to grow to RMB16.6 billion in 2015, representing a CAGR of 18.1% from 2009. Furthermore, according to the Frost & Sullivan report, China’s orthopedic implant market is estimated to grow from the eighth largest in 2005 to the third largest in 2010, and to the second largest in 2015, surpassing Japan. The chart below shows estimates by Frost & Sullivan for the overall size of the orthopedic implant market in China, as well as by key growth segment—trauma, joint and spine:

We believe such growth has been driven by the following factors:

•

A fast growing domestic economy and increasing disposable income:    According to the 2008 and 2009 Statistical Communiqué of the Peoples’ Republic of China published by the National Bureau of Statistics of China, China’s gross domestic product, or GDP, grew by 11.3% from RMB30.1 trillion (US$4.4 trillion) in 2008 to RMB33.5 trillion (US$4.9 trillion) in 2009. According to the International Monetary Fund, China’s GDP is expected to grow by 10% in 2010. With rapid domestic economic growth and rising per capita disposable income, medical treatment and products are becoming increasingly affordable and accessible in China.

•

Increasing healthcare expenditures:    Together with its growing economy, healthcare expenditures in China have increased. According to Frost & Sullivan, per capita expenditures on healthcare have grown from RMB509.5 in 2003 to over RMB1,192 in 2009, representing a CAGR of 15.2%. Notably, according to Frost & Sullivan, in US dollar amounts, China’s per capita healthcare expenditures in 2007 were only US$112, compared to the United States’ per capita healthcare expenditures in 2007 of US$7,290, and China’s overall healthcare expenditures represented on 4.8% of its GDP in 2007, compared to 16.0% of GDP in the United States for the same period, as set forth in the charts below.

•

Recent healthcare reform and increasing availability of health insurance:    In April 2009, the PRC government unveiled a RMB850 billion (approximately US$125 billion) three-year spending plan to improve the healthcare infrastructure and expand insurance coverage in China. The government is expected to increase subsidies to public hospitals, expand healthcare access for rural Chinese by upgrading local hospitals and clinics, and improve primary care services throughout the country. By 2011, healthcare reform is expected to enable more than 90% of citizens to obtain basic medical insurance. We believe that reform should continue to expand the accessibility and affordability of our products beyond the top tier cities in China.

•

Aging population:    An aging population drives growth in the orthopedic implant market. Many conditions that require orthopedic surgery affect people in middle age or later in life. For example, fractures by osteoporosis and degenerative diseases, more commonly seen in the elderly, are primary reasons for patients to undergo trauma or spine surgeries. The United Nations projects that by 2050, over 400 million, or nearly 33%, of Chinese citizens are expected to be over 60 years old, a number that is greater than the estimated entire population of the United States in 2009. According to China Osteoporosis White Paper (2008), nearly 70 million of the people over 50 years old in China have osteoporosis conditions in 2006.

•

Increasing number of orthopedic surgeons and complexity of surgeries performed. We believe that the number of orthopedic surgeons has increased steadily over the last 10 years. Additionally, orthopedic surgeons are increasingly more experienced and better trained, enabling them to perform more complex orthopedic surgeries, such as trauma and spine implantations.

Despite these growth factors, orthopedic implant implantation rates in China are low relative to more developed markets. According to Frost & Sullivan, in 2008, the implantation rates of trauma, spine and joint implants in the United States, were over eight times, almost four times, and over 100 times higher, respectively, than in China. These low implantation rates in China leave significant room for additional growth in the Chinese orthopedic implant market in the future.

Segments of China’s Orthopedic Implant Market

The orthopedic implant market in China primarily consist three segments:

Trauma

Trauma products are primarily used for orthopedic surgeries treating fractures. Trauma products are expected to become the largest and fastest growing segment of the orthopedic implant market in China. According to Frost & Sullivan, the trauma product market in China grew from RMB1.6 billion in 2007 to RMB2.1 billion in 2009, and is expected to grow to RMB6.0 billion in 2015, representing a CAGR of 18.1% from 2007. According to Frost & Sullivan, in 2009, 45% of trauma products sold (in terms of revenue) in China were manufactured by major multinational players, and 55% were manufactured by domestic players.

Spine

Spine products are primarily used for orthopedic surgeries treating spine fractures and other indications related to degenerative disease of the spine. According to Frost & Sullivan, the spine product market in China grew from RMB0.8 billion in 2007 to RMB1.2 billion in 2009, and is expected to grow to RMB3.3 billion in 2015, representing a CAGR of 18.8% from 2007. According to Frost & Sullivan, in 2009, 73% of spine products sold in China (in terms of revenue) were manufactured by major multinational players, and 27% were manufactured by domestic players.

Joint

Joint products, including implants and instruments, are primarily used for orthopedic surgeries involving replacement of joints. According to Frost & Sullivan, the joint product market in China grew from RMB1.2 billion in 2007 to RMB1.7 billion in 2009, and is expected to grow to RMB4.6 billion in 2015, representing a CAGR of 18.4% from 2007. According to Frost & Sullivan, in 2009, 65% of joint products sold in China (in terms of revenue) were manufactured by major multinational players, while 35% of joint products sold in China were manufactured by domestic players. Currently, the market share held by domestic players is highly fragmented, and no particular domestic manufacturer has a significant market share or production scale.

Orthopedic Implant Distribution and Marketing in China

As is typical for the medical device market in China, orthopedic implant manufacturers do not typically sell their products directly to hospitals, but sell to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. Orthopedic implant distribution is highly specialized and localized in China. Most orthopedic implant distributors operate within relatively small territories. In addition, different provinces in China often have their own insurance coverage and reimbursement rules, purchasing policies and regulatory requirements that increase the complexity of orthopedic implant distribution. As a result, most manufacturers need to appoint multiple distributors to effectively cover all of the geographic areas in China.

In addition, distributors in some cases assist manufacturers in tender processes conducted by local governments for hospitals in their jurisdictions. Bids submitted by manufacturers or their distributors are reviewed by government-approved expert panels who are primarily leading surgeons and hospital administrators. In addition to price, the panel reviews various other terms of the bid, such as product quality, brand, safety track record and surgeon preferences. After winning a bid, manufacturers enter into a sales contract with distributors to sell its products to the hospitals. However, winning the bid does not guarantee actual sales as the hospitals make the final purchase decisions.

As a result of the predominance of the distributor sales model in China, a determination of the size of the orthopedic implant market in China is not necessarily comparable to other more developed markets, where the direct sales model is more often employed. The market size in China is determined by manufacturers’ sales prices to their distributors, not by sales prices to the hospitals, which can be significantly higher, depending on the product.

Hospital Classification in China

Hospitals in China are statutorily required to comply with the Basic Specifications of Medical Institutions, or the Basic Specifications, promulgated by the PRC Ministry of Health in 1994. The Basic Specifications differentiate medical institutions into three tiers and stipulate different criteria for each tier, including those specifications related to the number of beds, business sectors and departments, quality and quantity of medical equipment, management capability, composition of medical staff, research capabilities and other criteria. These three tiers are commonly referred to as Tier I, Tier II and Tier III hospitals. Generally, Tier I hospitals are the largest hospitals that provide the most services with the highest degree of complexity and sophistication, and perform a broad range of educational and medical research functions. For example, Tier I hospitals must have at least 500 beds, must have a gross floor area per bed of at least 60 square meters and are typically found in China’s largest cities, such as Shanghai, Beijing, Shenzhen and Guangzhou. Typically, Tier I hospitals have more surgeons with a broader range of specialties and a higher degree of technical expertise and experience. Tier II hospitals are typically regional hospitals that are smaller and provide fewer and less complex services compared to Tier I hospitals, but also perform certain educational and medical research functions. Tier II hospitals must have no fewer than 100 beds and a gross floor area per bed of at least 45 square meters, and are typically found in large cities throughout China. Tier III hospitals are the smallest hospitals offering basic medical services. Tier III hospitals must have no fewer than 20 beds and a gross floor area per bed of at least 45 square meters, and are typically found in small cities throughout China. According to the 2009 China Healthcare Yearbook, of the 19,712 hospitals in China in 2008, there are 1,192 Tier I hospitals, 6,780 Tier II hospitals, 4,989 Tier III hospitals and 6,751 non-tiered hospitals.

Reimbursement Policies for Orthopedic Implant Surgeries in China

Despite the increasing number of people covered by health insurance in China as a result of the country’s healthcare reform, patients still incur significant out-of-pocket expenses under China’s current health insurance reimbursement policies, especially for higher-priced imported implant products. Orthopedic surgeries and implants are generally covered under government medical insurance programs. However, the details of the coverage are determined by local governments, and certain local policies may vary with respect to reimbursements for implants independently or as a part of the total cost of surgery. Therefore, reimbursement policies vary significantly across China by geographic region, but in general these local policies are designed to restrain use of more expensive imported products to prevent deficit spending. In addition, certain categories of patients, such as fracture patients in traffic accidents, are not covered under China’s health insurance program, leading to more patients using products manufactured by domestic players due to affordability concerns.

BUSINESS

Overview

We are a leading domestic developer, manufacturer and marketer of orthopedic implants in China measured by 2009 sales, according to Frost & Sullivan. We believe our “Kanghui” and “Libeier” brands are two of the most recognized orthopedic implants brands among hospitals and surgeons in China. We are also one of the first Chinese companies to enter the global orthopedic implant market, and our business is diversified geographically with international sales across Asia, Europe, South America and Africa. We are strategically targeting densely populated, fast-growing emerging markets for sales of our proprietary orthopedic implant products, although we do not derive material net revenue from these markets at present. As a leading domestic player in China, we believe we are well positioned to capitalize on the growing demand for domestic products in the Chinese orthopedic market. We believe our success in the Chinese and international markets is primarily due to our broad product portfolio, reputation for high product quality and reliability, and competitive pricing.

Our proprietary orthopedic implant products consist of more than 30 product series of orthopedic implants and associated instruments for trauma and spine indications. Our trauma products, used in the surgical treatment of bone fractures, include a wide range of nails, plates and screws, and cranial maxillofacial plate and screw systems. Our spine products, used in the surgical treatment of spine disorders, include screws, meshes, interbody cages, and fixation systems. Sales of our proprietary products accounted for 94.3%, 88.7% and 91.5% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Sales of our trauma and spine products accounted for approximately 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, and 73.1% and 26.9%, respectively, of our net revenue generated from our proprietary products in the first quarter of 2010.

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell these products to hospitals directly or through sub-distributors. As of June 30, 2010, we had an extensive network of 237 distributors that cover 30 of the 31 provinces, municipalities and autonomous regions in China. Our distributor management and marketing team, consisting of over 50 people in four strategic locations in China as of June 30, 2010, focuses on training and managing our network of distributors as well as marketing efforts, such as sponsoring academic conference and exhibiting at trade shows. In addition, we have a dedicated team that handles medical affairs such as surgeon training and interfacing with key orthopedic surgeons in China. As of June 30, 2010, internationally, we had a network of 27 distributors that sell our products in 24 countries.

We have strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of our existing product lines and enhancements of existing products. Since 2008, we have launched nine new products (four trauma products and five spine products), and we expect to maintain a similar pace of development with seven new products expected to be launched by the end of 2011. Moving forward, we will target our product development efforts on increasing our portfolio of spine implants, expanding the scope of our product offerings for China’s Top Tier hospitals and expanding our product lines to include joint implant products.

In addition to selling our proprietary products, we manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. Our OEM customers include some of the world’s leading orthopedic implants manufacturers. Sales of our OEM products accounted for 5.7%, 11.3% and 8.5% of our net revenue in 2008, 2009 and the first quarter 2010, respectively.

We manufacture our products in accordance with international quality standards, yet typically price our products lower than leading global orthopedic implant manufacturers. In addition, our production facilities, manufacturing processes and products must pass rigorous and routine quality inspection audits by our OEM customers, which we believe validates our manufacturing processes and product quality. All of our implant products have received SFDA approval in China. Our China-based operations provide us with a distinct competitive advantage over leading global manufacturers by enabling us to benefit from low-cost engineering, labor and overhead costs.

Domestic sales of our proprietary products accounted for 76.6%, 76.5% and 84.9% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. International sales of our proprietary products accounted for 17.7%, 12.2% and 6.6% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. Our net revenue increased by 32.0% from RMB139.6 million in 2008 to RMB184.3 million (US$27.0 million) in 2009, and increased by 29.4% from RMB37.7 million in the first quarter of 2009 to RMB48.8 million (US$7.2 million) in the first quarter of 2010. Our net income increased by 25.0% from RMB60.0 million in 2008 to RMB75.0 million (US$11.0 million) in 2009, and increased by 39.1% from RMB12.8 million in the first quarter of 2009 to RMB17.8 million (US$2.6 million) in the first quarter of 2010. Our net revenue and net income in 2008 on a pro forma basis, which gives effect to our July 31, 2008 acquisition of Beijing Libeier as if it had been completed on January 1, 2008, were RMB158.5 million and RMB68.4 million, respectively. Net revenue from our Changzhou Kanghui subsidiary increased from RMB87.7 million in 2007 to RMB138.1 million in 2009, representing a CAGR of 25.5%. Net revenue from our Beijing Libeier subsidiary increased from RMB35.6 million in 2008 (including the period from January 1 to July 30, 2008, prior to our acquisition of Beijing Libeier) to RMB46.2 million in 2009, representing a CAGR of 29.8%.

Our Competitive Strengths

We believe that the following competitive strengths have allowed us to achieve a leadership position in the orthopedic implant market in China and to establish a strong and growing presence internationally:

Leading market share and brand recognition in China’s fast growing orthopedic implant market

According to Frost & Sullivan, we are:

•	a leading domestic developer, manufacturer and marketer of orthopedic implants in China as measured by 2009 sales,

•	a leading domestic trauma products manufacturer by both sales and volume of surgeries in 2009, with a total market share of 6.4% of sales and 7.2% of volume of surgeries, and

•	a leading domestic spine products manufacturer by both sales and volume of surgeries in 2009, with a total market share of 4.8% of sales and 5.7% of volume of surgeries.

We believe our “Kanghui” and “Libeier” brands are two of the most recognized orthopedic implant brands in China among hospitals and surgeons as a result of the quality and reliability of our products. We believe that our market leadership position, reputation and strong brand recognition have allowed our products to be widely adopted by hospitals and surgeons in China. We believe that our leading market share and strong brand recognition position us well to capitalize on the significant growth opportunities in the orthopedic implant market in China.

Extensive network of distributors and strong distributor management and marketing capabilities

We have an extensive network of distributors for our products in China, which has grown from 111 distributors in 2007 to 237 distributors as of June 30, 2010, covering 30 of the 31 provinces, municipalities and autonomous regions in China. As of June 30, 2010, our network of distributors covers a total of 758 Tier I hospitals and 1,118 Tier II hospitals in China. Our distributor management and marketing team consists of over 50 people as of June 30, 2010 in four strategic locations: Shanghai, Beijing, Guangzhou and Xi’an. This team is focused on actively managing our network of distributors, as well as training our distributors. We have a dedicated team that handles medical affairs such as surgeon training, collecting feedback from surgeons and hospitals and interfacing with key orthopedic surgeons in China. In addition, we have strong marketing capabilities targeted at enhancing our brand recognition through exhibiting at trade shows and sponsoring academic conferences.

We were one of the first Chinese companies to enter the international orthopedics implant market. As of June 30, 2010, internationally, we have a network of 27 distributors that sell our products in 24 countries across Asia, Europe, South America and Africa. Our distribution management and marketing team also actively manages our international network of distributors, as well as providing training and post-sale services to our international distributors.

Strong research and development capabilities

As of June 30, 2010, we had an experienced team of 54 engineers responsible for research and development activities. Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. Our internal research and development team has developed all of our proprietary products to date, and since 2008, we have developed and brought to market nine new products (four trauma products and five spine products). Because we have extensive experience with the lengthy SFDA approval process in China, we believe that we are able to navigate the regulatory review process efficiently and introduce new products in a timely manner. In designing and developing our proprietary products, we consult with hospitals and surgeons to better identify their needs and demands. We focus on maximizing ease of use of our products by surgeons. Due to differences in Chinese patient size and bone anatomy, we are developing products adapted specifically for the Chinese patient population. As of June 30, 2010, we received a total of 21 issued patents in China, including two invention patents, 17 utility model patents and two design patents, and have one patent application pending approval by relevant Chinese regulatory authorities. In addition to these internal efforts, we have established a research collaboration with the Institute of Metal Research, Chinese Academy of Sciences, to perform research and product development related to titanium coating.

High-quality and cost-efficient manufacturing

We regard our product quality as a key attribute to our success and a significant factor in hospitals’ and surgeons’ decisions to purchase our products. We implement strict quality control measures throughout our production process, including supplier qualification, raw material inspection, manufacturing process control and product inspections. Our manufacturing facilities are built to “current good manufacturing practice,” or cGMP, quality standards, and have obtained ISO 9001:2008 and ISO 13485:2003 certification. All of our implant products have received SFDA approval in China, and we have obtained CE mark certification for all of our implant products to facilitate international sales. Our production facilities, manufacturing processes and products must pass rigorous and routine quality inspection audits by our OEM customers, who typically use our components in their own branded products. We believe our long-standing relationship with our OEM customers indicates our high quality manufacturing standards.

Furthermore, we capitalize on the advantages of operating in China, including relatively low labor and operating costs, a large talent pool of qualified engineers, and local tax and other incentives that make China an attractive location for product development and manufacturing. As a result, our manufacturing costs are significantly lower than those of major multinational players who import products to China, and comparable with those of our domestic competitors, while maintaining international quality standards. We believe that the combination of a high quality yet cost-efficient operating structure provides us with significant advantages as we compete in both the domestic and international markets.

Seasoned management team with international experience

Led by Mr. Libo Yang, our Chief Executive Officer, our management team has extensive domestic and international experience. Mr. Yang has approximately ten years of experience in the orthopedic industry and, prior to joining our company in 2005, served as the business unit head of DePuy China, a subsidiary of Johnson & Johnson in China. Mr. Weidong Shan, vice president in charge of the sales and marketing of Changzhou Kanghui, has extensive industry experience and served as key roles in several multinational and domestic orthopedic implant companies. Mr. Zhimin Wang, vice president in charge of the manufacturing of Changzhou Kanghui, was formerly a senior manufacturing executive at Komatsu for ten years. Ms. Junwen Wang, our Chief Financial Officer, served as a finance manager and finance controller at Johnson & Johnson for nearly four years. Other members of our management team have extensive experience and a proven track record of developing and marketing new orthopedic implants in China. Our management team also has experience in identifying and integrating acquisition targets, such as our acquisition and integration of Beijing Libeier in 2008. We believe that our management team, with a blend of extensive domestic and international experience, provides us with the insight and expertise to grow in China and overseas.

Our Strategies

Our objective is to strengthen our domestic leadership position in the orthopedic implant market in China and to establish our company as a leading orthopedic implants provider in selected international markets. We intend to achieve our objective by implementing the following strategies:

Expand our product portfolio through research and development

We intend to expand our product portfolio by investing in our research and development of new products, product line extensions and improvements to our existing products. Our robust product pipeline has both near- and long-term projects in development, and we plan to develop and launch seven new products by the end of 2011, including five products under the Kanghui brand and two under Libeier brand. Moving forward, we will target our product development efforts on increasing our portfolio of spine implant products, expanding the scope of our product offerings for China’s Top Tier hospital market and expanding our product lines to include joint implant products, which we aim to develop as our third line of proprietary orthopedic implant products. In addition, we intend to invest in research and development in other complementary product areas that can leverage upon our extensive network of distributors and brand recognition in the domestic market.

Strengthen our domestic network of distributors and marketing efforts

We are focused on what we consider as the Top and Middle Tiers of the Chinese orthopedic market. We consider 100 Tier I hospitals with high orthopedic surgical volumes as the Top Tier of the Chinese orthopedic market and the remaining Tier I hospitals as the Middle Tier of the Chinese orthopedic market. We intend to increase our sales and market share in these two segments by adding new distributors and increasing our marketing activities. We intend to add new distributors to increase the number of Middle Tier hospitals covered by our network of distributors and to intensify coverage of Middle Tier hospitals covered by our network. We intend to increase our training programs for distributors covering Middle Tier hospitals and develop marketing programs directed to Middle Tier hospitals.

We intend to leverage our high quality products, strong brand recognition and competitive prices to increase sales to Top Tier hospitals. We expect to build our network of distributors covering Top Tier hospitals by adding new distributors who have proven relationships with, and sales personnel experienced in marketing to, Top Tier hospitals. We plan to expand our marketing programs to doctors in Top Tier hospitals, including research collaboration and sponsorship of academic conferences. In addition, we intend to develop new products that are competitive in Top Tier hospitals.

Expand our international business

We plan to grow our international business by entering select new markets and further penetrating existing markets. We target fast-growing emerging markets for our near-term international expansion because, like the

China market, we believe these markets demand high quality products at lower prices than those offered by large multinational players. As such, we expect to strengthen our existing international distribution and sales capabilities, including hiring on-the-ground sales and marketing managers in our major current and future international markets. In 2010, we intend to expand our sales in Brazil, India, Colombia and Russia, although we do not expect to derive material net revenue from these countries in the foreseeable future. Furthermore, we expect to receive selected additional international regulatory approvals and other certifications to facilitate the sale of our products in more countries.

Pursue selected acquisitions, partnerships, alliances and licensing opportunities

We may consider acquisitions in complementary product areas that capitalize on our extensive network of distributors and research and development capabilities. We intend to selectively pursue strategic acquisitions of businesses and assets that will enhance our existing business. We will explore potential international acquisitions, partnerships or licensing deals to provide technologies, brands or distribution capabilities that will complement our domestic and international growth strategy. Finally, given the fragmentation of China’s orthopedic implant industry, we intend to increase our domestic market share through consolidation of competitors if opportunities arise.

Our Products

We have two lines of proprietary orthopedic implant products, trauma and spine, with more than 30 product series covering a wide array of orthopedic implants and associated instruments. Our products are primarily used in orthopedic surgeries and include both implants, such as screws, bone plates, nails and other related products, and instruments used by surgeons to conduct implant surgeries. Each product series consists of both implants and associated instruments. Since our acquisition of Beijing Libeier in July 2008, we sell our products under both the “Kanghui” and “Libeier” brand names. All of our implant products have received SFDA approval in China. In 2009, sales of our trauma and spine products accounted for approximately 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products.

Trauma Products

Our major trauma products are used in the surgical treatment of bone fractures. We group our trauma products into two functional systems—internal fixation systems and cranial maxillofacial plate and screw systems—and within each of these functional systems, we have key product series, as described below.

Internal fixation systems:    Our internal fixation system products collectively accounted for 57.4% and 63.7% of our net revenue in 2009 and the first quarter of 2010, respectively. Internal fixation devices are used to treat bone fractures with devices implanted entirely under the skin. Plate and screw devices are a type of bone fixation device and include a bone plate placed on the surface of the fractured bone and several screws inserted into the bone beside the fracture area. Locking compression plates, known as LCPs, are a type of plate and screw device that allow the screws to be locked with the plate after insertion. Intramedullary nails are nails that are inserted into the bone marrow cavity with screws locked at both ends to treat a bone fracture. Cannulated screws are a type of screw that have a hollow shaft that allows the screw to be inserted with greater precision into the bone.

Our key internal fixation system products are our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen nail/LJ Nail nailing system, as described below, which accounted for 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009, and 25.2%, 24.5% and 9.0%, respectively, of our net revenue in the first quarter of 2010.

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Synplate/Stanplate basic plate and screw system:    Our Synplate/Stanplate basic plate and screw system is our best-selling product system and includes internal fixation implants for mini fragment, small fragment and large fragment bone repairs.

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Monoloc LCP/Stanloc LCP system:    Our Monoloc LCP/Stanloc LCP system is a locking and compression plate system that merges locking screw technology with conventional plating techniques, providing angular stability and compression.

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Orienail & NeoGen nail/LJ Nail nailing system:    Our Orienail & NeoGen nail/LJ Nail nailing system feature patented designs and provide a minimally invasive alternative for lower-extremity fracture treatment.

Cranial maxillofacial plate and screw system:    Our cranial maxillofacial plate and screw system is designed for the surgical treatment of fractures of the mandible, mid-face and skull, for the reconstruction of bones following tumor resections and for the correction of deformities.

Spine Products

Our major spine products are used in the surgical treatment of spine disorders. We group our spine products into three functional systems—thoracolumbar system, cervical system and interbody system—and within each of these functional system, we have key product series.

Thoracolumbar systems:    Our thoracolumbar system is designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine, requiring fusion with instrumentation, as well as various fractures and dislocations within the thoracic and lumbar regions of the spine. Our key product series in this group are our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 9.2%, 4.6% and 4.5%, respectively, of our net revenue in 2009, and 8.9%, 4.6% and 3.3%, respectively, of our net revenue in the first quarter of 2010.

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L8 spine fusion system:    Our L8 spine fusion system is our basic thoracolumbar fusion system designed for treatment of degenerative disease, deformity and trauma indications. This system includes rods, crosslinks and pedicle screws.

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U-spine system:    The U-spine system, which we market under our “Libeier” brand, is our mid-end thoracolumbar fusion system designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine requiring fusion with instrumentation.

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PolyNices system:    The PolyNices system is our premium-end thoracolumbar fusion system designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine requiring fusion with instrumentation. This system features more advanced locking mechanisms and deformity-correcting instrumentation.

Cervical system:    Our cervical system is designed for the treatment of cervical degenerative, traumatic and tumoral pathologies. This system includes plates, screws and rods.

Interbody system:    Our interbody system is designed for vertebral body support and fusion. This system consists of interbody cages and meshes.

Product Pipeline

Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. Since 2008, we have developed and brought to market nine new products (four trauma products and five spine products). In the near term, we focus our product development on spinal implant products. Long term, we intend to expand our research and development capabilities to include joint implants, which we aim to develop as our third line of proprietary orthopedic implant products. We plan to develop and launch seven new products by the end of 2011. The chart below sets forth the products that we intend to launch by the end of 2011:

Product Line	Product Series	Anticipated Release	Product Description	SFDA Medical Device Classification
Trauma	LISS System	2010	Our Less Invasive Stabilization System (LISS) is an internal fixation system indicated for the treatment of metaphyseal fractures of long bones.	III

Trauma	External Fixation System	2010	Our external fixation system is designed for the surgical treatment of bone fractures in which a cast does not allow proper alignment of the fracture.	II

Trauma	Cable, Pin & Wire System	2011	Our Cable, Pin & Wire System is an internal and external fixation system designed for external fixation of bone fractures.	III

Spine	G5 General Spine System	2010	Our G5 spine system is a new thoracolumbar fixation system consisting of pedicle screws, rods and staples.	III

Spine	New ACP System	2011	Our New ACP is a newly designed anterior cervical plate system with a one-step insertion and locking mechanism to shorten operating time and reduce blood loss during surgery.	III

Spine	Kyphoplasty System	2011	Our kyphoplasty system enables injection of bone cement into a fractured vertebra to relieve the pain of osteoporotic vertebral compression fractures.	III

Spine	U Spine II System	2011	Our U Spine II System is a mid-end thoracolumbar fusion system designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine.	III

Our Sales Channels

We sell our proprietary products through two primary channels: domestic distributors and international distributors. In 2008, 2009 and the first quarter of 2010, we generated 76.6%, 76.5% and 84.9%, respectively, of our net revenue from sales to domestic distributors, and 17.7%, 12.2% and 6.6%, respectively, of our net revenue from sales to international distributors. Sales to our largest domestic distributor and our largest international distributor accounted for 6.9% and 2.6% of our net revenue in 2009, respectively, and 12.7% and 1.7% of our net revenue in the first quarter of 2010, respectively.

Domestic Distributors

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. We have an extensive distribution and marketing platform for our products in China. As of December 31, 2007, 2008 and 2009, and as of June 30, 2010, we had 111, 231, 252 and 237 domestic distributors, respectively. The large increase in the number of our domestic distributors in 2008 was primarily due to our acquisition of Beijing Libeier, which brought an additional 83 domestic distributors into our network. Our number of domestic distributors decreased from 2009 to the first quarter of 2010 as part of our distributor management practice to organize many of our smaller distributors as sub-dealers under larger regional distributors in select markets. We believe that, due to our strong brand and product offerings, distributorships for our products are highly sought after in China.

As of June 30, 2010, our domestic network of distributors covered a total of 758 Tier I and 1,118 Tier II hospitals in China. We categorize the Chinese orthopedic market into three tiers, Top Tier, Middle Tier and Lower Tier, primarily according to orthopedic surgery volume and PRC Ministry of Health hospital classifications. Top Tier refers to the top 100 Tier I hospitals that we believe have the highest orthopedic surgery volume, and Middle Tier refers to the remaining Tier I hospitals. In China, Tier I hospitals are the largest hospitals that provide the most services and perform a broad range of educational and medical research functions. Lower Tier refers to the 6,780 Tier II hospitals, which are typically regional hospitals that are smaller in size with fewer services compared to Tier I hospitals, but also perform certain educational and medical research functions. According to the 2009 China Healthcare Yearbook, in China in 2008, there are 1,192 Tier I hospitals and 6,780 Tier II hospitals. As of the date of this prospectus, our domestic network of distributors covers a total of 50 Top Tier hospitals, representing a coverage rate of 50%, a total of 708 Middle Tier hospitals, representing a coverage rate of 64.8%, and a total of 1,118 Lower Tier hospitals, representing a coverage rate of 16.5%.

Our domestic distributors have the exclusive right to sell one or more of our products in specified territories or hospitals. They may sell our products to hospitals directly or distribute our products through sub-distributors approved by us. For any given territory or hospital, we may have several distributors or sub-distributors selling different products on an exclusive basis. Our distribution agreements with domestic distributors typically have one-year terms with specified revenue and unit sales targets. Although we apply the same selling prices of our products to all domestic distributors, we offer sales incentives to distributors that meet or exceed certain annual performance and payment targets. When we launch a new or upgraded product, we may sell the older products to certain distributors at a lower prices.

We generally select domestic distributors based on reputation, technical expertise and their ability to obtain necessary government approvals, as well as on other factors such as market and hospital coverage, prior sales performance, sales experience, knowledge of orthopedic implant and contacts in the medical community. We are planning to identify both new and existing distributors that have proven relationships and sales personnel for marketing to Top Tier hospitals. We intend to enhance our domestic network of distributors to intensify our hospital coverage in regions where we currently market our products, while broadening our overall hospital coverage nationwide.

We proactively manage our network of distributors, regularly reviewing their performances and terminating underperforming distributors. For distributors who do not reach specified targets during a given year, we typically have the right to terminate the distribution agreement early. Our domestic distribution agreements typically do not allow distributors to terminate the agreements prior to expiration. In addition, our distribution agreements typically require our distributors to covenant that they will comply with all applicable laws and regulations in distributing our products. Our policies and procedures adopted to ensure distributors’ compliance with all applicable laws and regulations do not have any material adverse impact on our relationship with our distributors or our distributors’ sale of our products.

For distributors who meet or exceed our sales targets, we often provide consideration in the form of sales incentives. The distribution agreements between Changzhou Kanghui and its distributors typically provide distributors who meet their pre-negotiated sales targets with sales incentives. However, the distribution agreements between Beijing Libeier and its distributors do not generally contain similar sales incentives, which are subject to negotiations between Beijing Libeier and its distributors on an ad hoc basis. Approximately half of Beijing Libeier’s existing distributors are entitled to sales incentives pursuant to their distribution agreements, provided they meet their pre-negotiated sales targets. The criteria we consider when determining whether to grant sales incentives to distributors of Beijing Libeier products include primarily the history and reputation of the distributor, the distributor’s demonstrated ability to generate sales of our products, the distributor’s ability to make timely payments and its payment history, and the scope of the distributor’s geographic and hospital coverage.

We also seek domestic and international sales opportunities through the competitive bidding and tender processes run by hospital and government agency end-customers. These end-customers typically place large volume orders that are awarded based on bids by competing medical device manufacturers through a state-owned bidding agent. After winning a bid in such competitive bidding and tenders, we become a recognized supplier of the hospital or government agency customer that solicited the bid. Even though we submit bids and participate in the bidding process under our name, we typically sell products to these hospital or government agency end-customers made through our distributors.

International Distributors

As of June 30, 2010, internationally, we had a network of 27 distributors that sell our products in 24 countries across Asia, Europe, South America and Africa. We plan to grow our international business by entering select new markets and further penetrate existing international markets. We strategically target densely populated and fast growing emerging markets for our near-term international expansion because, like the domestic China market, we believe these markets demand high quality products at costs competitive with the large multinational players. To that end, in 2010, we intend to expand our sales in Brazil, India, Colombia and Russia, although we do not expect to derive material net revenue from these markets in the foreseeable future.

We apply the same distributor selection, evaluation and management criteria to our international distributors as we do to our domestic distributors, and our international distribution agreements are substantially similar to our domestic ones. However, international distributors are not entitled to the sales incentives we otherwise provide to our domestic distributors. Furthermore, we have not granted exclusive distribution rights to distributors in approximately one-third of the overseas markets where we sell our products. Pursuant to our standard distribution agreement with our international distributors, we are generally entitled to early termination of the distribution agreement when the distributor fails to reach the agreed sales target in a given year. We and our international distributors generally may early terminate the distribution agreement if the other party breaches any provision of the distribution agreement and fails to rectify any such breach within a specified time, or engages in conduct adversely affecting the reputation or goodwill of the terminating party, or is in voluntary bankruptcy, liquidation or insolvency proceedings.

We only use distributors for sales of our proprietary branded products. While the USA and Japan have historically been our largest overseas markets for our international sales, each representing 5% or more of net revenue in each period presented, we sell only OEM products to the USA and Japan, and as such, does not use any international distributors in these countries.

OEMs

In addition to selling our proprietary products, we manufacture products, including both implant components and instruments, for OEMs according to their product designs and specifications. Our OEM customers include some of the world’s leading orthopedic implants manufacturers. In 2008, we began our relationship with a Japanese OEM customer, which later became our largest OEM customer in 2009. In each of 2008, 2009 and the first quarter of 2010, we had eight OEM customers, which collectively accounted for 5.7%, 11.3% and 8.5%, respectively, of our net revenue in those periods. Our largest OEM customer accounted for 5.2% and 4.7% of our net revenue in 2009 and the first quarter of 2010, respectively. We do not intend to actively seek new OEM relationships, as our growth strategy is focused on our proprietary products, but we may opportunistically consider future OEM relationships for strategic reasons from time to time.

Distribution Management and Marketing, Medical Affairs and Customer Service

We focus our marketing efforts on establishing relationships and growing our brand recognition among surgeons and hospitals. We have a distribution management and marketing team, consisting of over 50 people as of June 30, 2010 in four strategic locations: Shanghai, Beijing, Guangzhou and Xi’an. This team is focused on training and active management of our network of distributors. We have a medical affairs team that handles surgeon training and interfaces with key orthopedic surgeons in China. This team also works closely with our research and development and manufacturing teams during our product development process to ensure that we address the needs and demands of our end-customers in our new products. In addition to ensuring that our brands are associated with high quality products and responsive services, our distribution management and marketing team works with our distributors to help them become more effective. In particular, we assist our distributors in establishing best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and end-customer relations.

We believe that we have enhanced our brand reputation and sales through targeted marketing programs. In our domestic market, we focus on educating and training surgeons by regularly organizing regional training programs, hosting product launch meetings, attending product and academic conventions and cooperating with the Orthopedic Trauma Group, Chinese Orthopedic Association for basic training programs and visiting surgeon programs. In addition, we host program meetings for key participants in our industry with respect to our research and development efforts and product pipeline. Lastly, we sponsor conventions or annual meetings held by the Chinese Orthopedic Association and other national or provincial orthopedic communities, as well as advertising in industry publications that cater to distributors of medical devices, industry experts or doctors.

In the international market, we focus primarily on surgeon training, medical/academic conference sponsorship and attendance and exhibiting at trade shows. We have eight employees in our international distribution and sales team, which manages our international distributors and sales. We expect to strengthen our existing international distribution and sales capabilities, as well as hire on-the-ground sales and marketing managers in our major international markets. As our international operations mature, we may consider adding overseas offices to assist with our overseas sales and support.

Our customer service team includes 13 well-trained professionals as of June 30, 2010, with responsibility for assisting in processing orders, sales return/changes and customer complaints. This team is also responsible for assisting with preparing product volume forecasts as well as finished goods inventory management.

We also provide our distributors with technical support, including training in the basic technologies of our products, participating in presentations to potential end-customers, and assisting in preparing documents for contracts awarded through competitive bidding and tenders. We have established a website specifically designed to provide online training courses for our distributors. By working closely with our domestic and international distributors, we gain valuable insights into the operations of each local distributor, which helps ensure that each distributor is able to operate effectively.

Research and Development

We have a strong research and development capabilities, consisting of a team of 54 engineers as of June 30, 2010. To date, our internal research and development team has developed all of our proprietary products. Our research and development expenses accounted for 1.9%, 2.1% and 1.7% of our net revenue in 2008, 2009 and the first quarter of 2010, respectively. We maintain our primary research and development center in Changzhou and an additional research and development center in Beijing.

Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. In designing and developing our products, we consult with hospitals and surgeons to assist us in identifying the needs and demands of their providers. In addition, we focus on maximizing ease of use of our products by surgeons. Due to differences in Chinese patient size and bone anatomy, we are developing products adapted specifically for the Chinese patient population. Since 2008, we have developed and brought to market nine new products (four trauma products and five spine products). As of June 30, 2010, we received a total of 21 issued patents in China and had one patent application pending approval by relevant Chinese regulatory authorities.

We intend to expand our product portfolio by strengthening our research and development of new products, product line extensions and improvements to our existing products. Because we have extensive experience with the lengthy SFDA approval process in China, we believe that we are able to navigate the regulatory review process efficiently and introduce new products in a timely manner. We plan to develop and launch seven new products by the end of 2011. In the near term, we intend to focus our product development on spine implant products, as well as expand the scope of our product offerings for China’s Top Tier hospital market. Long term, we intend to expand our research and development capabilities to include joint implants, which we aim to develop as our third line of proprietary orthopedic implant products. In addition, we intend to invest in research in complementary product areas that can leverage upon our extensive network of distributors and brand recognition in the domestic market.

In addition to our internal efforts, we collaborate with the Institute of Metal Research, Chinese Academy of Sciences, to perform strategic research and product development related to titanium coating. We have also established a post-doctoral research program our research and development facilities and recruit post-doctors in cooperation with certain universities in China.

Manufacturing and Quality Control

We believe that our commitment to high quality, low cost manufacturing has been and will be a critical competitive advantage and a key to our growth and success. Our long experience as an OEM to some of the world’s leading orthopedic implant manufacturers has further enabled us to differentiate ourselves from our domestic competition based on quality. Furthermore, we are well-positioned to capitalize on the advantages of operating in China, including relatively low labor and operating costs, a large talent pool of qualified engineers, and land use and other tax advantages that make China an attractive location for orthopedic implant development and manufacturing. We believe that our manufacturing costs are significantly lower than those of major multinational players and comparable with those of our domestic competitors, while maintaining international quality standards.

Manufacturing, Assembly and Testing

We manufacture, assemble and test our products primarily at our primary facilities in Changzhou, Jiangsu Province, and at our additional facilities in Beijing.

Our manufacturing process consists of four main stages:

•	preparation of initial raw materials;

•	processing raw materials into manufactured products;

•	surface treatment of the products, such as polishing and anodization; and

•	final labeling and packaging.

We are planning to expand significantly our manufacturing capabilities. In 2009, we acquired a parcel of land located approximately one kilometer from one of our existing facilities in Changzhou, covering a site area of 61,561 square meters, which we are using for expansion of the manufacturing capacity and research and development facilities of our current Changzhou facilities. We commenced construction in mid-2010 and to complete construction by the end of 2011. In addition, we plan to lease new manufacturing facilities located approximately one kilometer from our existing facilities in Beijing, covering a site area of 16,982 square meters, which we intend to use for expansion of the manufacturing capacity of our current Beijing facility. Upon completion of all of these expansion plans, we expect our manufacturing capacity to increase by approximately 50%.

We occasionally outsource the manufacturing of certain components of our orthopedic implant and instrument products, including cutting, drilling and processing that we believe third-party providers can more efficiently and cost-effectively produce. Once we receive the outsourced components from the suppliers, we conduct some mechanical and surface processing before we assemble or pack them into final products. One of such outsourcing arrangements is with a related party. See “Related Party Transactions — Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates — Other Transactions.”

Quality Control and Assurance

We regard our stringent product quality as a significant factor in our end-customers’ purchasing decisions. As of June 30, 2010, our quality control department had 73 employees.

Our operations are in accordance with China’s SFDA regulations in all material aspects, and we have obtained our ISO 9001:2008 and ISO 13485:2003 certifications. In December 2006, we participated in China’s medical device good manufacturing practice certificate pilot program and passed the inspection in 2007. To improve the quality control of our production process, we have invested in advanced quality control equipment, such as the Instron Fatigue System, which is specifically designed for fatigue and static testing of biomedical, advanced materials and manufactured components.

We implement quality control measures throughout our production process, including supplier examination, raw material inspection, process control and product inspection. Our quality control procedures primarily consist of the following: (i) for raw material inspection, we source our raw materials only from suppliers with good reputation and stable quality and inspect the measurement, component and other features when we accept the raw materials; (ii) for process control, we plan the production process based on the technologies adopted by each product type and monitor the whole production process, particularly certain key steps of the production process; and (iii) for product inspection, we compile our product inspection manual based on our product specifications, and inspect our products with our advanced equipment in accordance with our product inspection manual, including testing the capability and measurement of our products, verifying the product labels and manuals and confirming the products are properly packed. We also have a dedicated customer service team to handle customer complaints and further enhance the quality of our products.

In addition, our production facilities, manufacturing processes and products must pass rigorous and routine quality inspection audits by our OEM customers, which are among the world’s leading orthopedic product manufacturers. We believe that our long-standing relationship with these customers constitutes an important validation of our manufacturing processes and quality.

We do not provide any warranties on any of our products. According to applicable legal and regulatory requirements in China, as well as domestic market practice, non-sterilized metallic products sold in China are generally not subject to any particular warranty period, while sterilized metallic products generally have a warranty of at least two years. We do not currently sell any sterilized metallic products in China. We have been selling certain sterilized products to our OEM customer in Japan since 2008. We do not provide any warranties on these sterilized products under our contracts with the OEM customer. We do not accept any returns for a refund of the purchase price.

Suppliers and Procurement

Our principal raw materials include titanium, titanium alloy and stainless steel. We purchase these raw materials from multiple suppliers at prevailing market prices. We purchase raw materials for our products from approximately 20 suppliers, most of whom have long-term business relationships with us. We generally enter into annual contracts with our suppliers. The raw materials that we purchased from our top five suppliers accounted for 65.8%, 60.5% and 52.1% of our total raw materials costs in 2008, 2009 and the first quarter of 2010, respectively.

Our manufacturing and sales teams monitor a rolling three-month forecast of demand for specific products, based on which our procurement team assesses our requirements for raw materials and classifies necessary purchases according to inventory risks and costs associated with the raw materials and components needed. For raw materials or components sourced for implant products, we typically maintain four months of inventory. For raw materials and components sourced for instrument products, we typically maintain five months of inventory.

Our raw material suppliers are primarily located in China, and the principal raw materials or essential components used in the production of our products are generally readily available in China. Prices for our main raw materials are subject to fluctuation. See “Risk Factors—Risks Related to Our Business—Any increase in the market price of our raw materials and components may materially and adversely affect our gross margins and profitability.”

Intellectual Property

We have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements significant to our business in China. As of June 30, 2010, we had received a total of 21 issued patents in China, including two invention patents, 17 utility model patents and two design patents, and have one patent application pending approval by relevant Chinese regulatory authorities. We have registered trademarks in China for the “Kanghui” and “Libeier” names and logos used on our own-brand products. We have no material licensing arrangements with any third party.

We have not filed for patent protection in countries other than China based on our assessment of risks of third-party infringement of our intellectual property in some markets and the costs of obtaining patent protection. In general, while we seek patent protection for our proprietary technologies in China, we do not rely solely on our patents to maintain our competitive position, and we believe that development of new products and improvements of existing products at competitive costs has been and will continue to be important to maintaining our competitive position. In order to protect our other types of intellectual property rights, we have obtained trademark protection for our brand names “Kanghui” and “Libeier” and associated logos that we use to market our products, and will continue to follow our brand management policy to build our brand name recognition.

We have entered into agreements with our employees involved in research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. See “Risk Factors—Risks Relating to Our Business—Any failure to protect our intellectual property rights could harm our business and competitive position.” PRC patent and trademark laws are discussed in greater details in “Regulation—Regulation on Intellectual Property Rights.”

In designing and developing our new products, our research and development team conducts patent searches to ensure that we do not infringe any existing patent owned by third parties. See “Risk Factors—Risks Relating to Our Business—We may be exposed to intellectual property infringement and other claims by third parties that, if successful, could disrupt our business and materially and adversely affect our financial condition and results of operations.”

Competition

The medical device industry is characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary products. Across all of our products, we face direct competition both domestically and internationally. We compete primarily based on quality, reliability, brand recognition, reputation, product functionality and design, price, value and customer support.

In the China market, our competitors include domestic companies, particularly Weigao and Trauson. In addition, more leading international orthopedic implants manufacturers, such as Johnson & Johnson, have established production facilities in China, while other manufacturers, such as Medtronic, have entered into cooperative business arrangements with Chinese manufacturers such as Medtronic’s relationship with Weigao. As a result, we may not be able to maintain our manufacturing cost and pricing advantage. We expect to increasingly face direct competition from these large multinational manufacturers in all segments of the domestic market, especially as we implement our strategy to increase sales to Top Tier hospitals in China, since these players currently have a significant market share of orthopedic implant sales to Top Tier hospitals. In addition, our products are generally covered under China’s medical insurance programs whereby patients may be able to claim reimbursement, at a percentage depending on the type of surgery and device and policies of each localities, for the costs of our products. In general, reimbursement percentages tend to be higher for domestically manufactured products (such as ours) than for products manufactured by multinational companies and imported to China. Any abolishment by Chinese government of the medical insurance reimbursement policy favorable to domestic manufacturers would materially and adversely affect our competition with multinational companies in China.

In the international markets, our competitors include large multinational companies, such as Johnson & Johnson, Medtronic, Stryker, Smith & Nephew and Synthes, some of which also are or have been among our major OEM customers. These companies typically focus on top-tier hospitals in the international markets in which they operate. We also face competition in international markets from local companies in the markets in which we sell our products or desire to penetrate. We believe that we can compete successfully with these companies by offering a wide array of products with high quality at competitive prices.

We must also compete for distributors with other orthopedic implants companies, both in China and overseas. Our competitors may prohibit their distributors from selling products that compete with their own, which limits our ability to expand our network of distributors.

Employees

We had 413, 638, 698 and 723 employees as of December 31, 2007, 2008, 2009 and June 30, 2010, respectively. The following table sets forth the number of employees categorized by function as of June 30, 2010:

Function	Number of employees
Manufacturing	473
Research and development	54
General and administration	55
Marketing and sales	68
Quality control	73

Total	723

As required by PRC regulations, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC law to make contributions to the employee benefit plans at a certain percentage of the total salaries of our employees, including bonus and allowances, up to a maximum amount specified by the local government. The total amount of contributions we made to employee benefit plans in 2008, 2009 and the first quarter of 2010 was RMB5.5 million, RMB6.1 million (US$0.9 million) and RMB1.9 million (US$0.3 million), respectively.

Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year or two-year standard employment contract with other employees. According to these contracts, our employees may not engage in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our key employees generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after their employment with us. It may be difficult or expensive for us to seek to enforce these agreements.

We have not experienced any labor disputes or disputes with the labor department of the PRC government since our inception.

Insurance

We maintain limited liability insurance to cover product liability claims arising from the use of our products sold in China by Changzhou Kanghui, and maintain property insurance to cover damages arising from the shipping of our products. Our insurance coverage, however, may not be sufficient to cover any claim for product liability. We do not maintain any insurance to cover damages to our fixed assets.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, save as disclosed above, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See “Risk Factors—Risks Relating to Our Business—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

Facilities

We maintain our headquarters at No 1-8, Tianshan Road, Xinbei District, Changzhou, Jiangsu, 213022, People’s Republic of China. Our headquarters, also the site of our primary manufacturing and research and development facility in Changzhou, occupies 14,779 square meters, of which we own 12,779 and we lease 2,000 square meters from a third party. We also have office space, manufacturing facilities and research and development facilities in Beijing, which occupy 3,429 square meters, which leased from third parties. See “Risk Factors—Risks Relating to Our Business—We are operating a significant portion of our manufacturing activities on leased premises. If any of these leases is terminated, suspended or cannot be renewed, or if we are required to vacate the leased premises for any reason, our business may be materially and adversely affected.”

We are planning to expand significantly our Changzhou and Beijing operations. In 2009, we acquired a parcel of land located approximately one kilometer from our existing facility in Changzhou, covering a site area of 61,561 square meters, which we intend to use for the expansion of the manufacturing capacity and research and development facilities of our Changzhou facility. The project commenced construction in mid-2010 and is expected to complete construction by the end of 2011. In addition, we plan to lease new manufacturing facilities located approximately one kilometer from our existing facilities in Beijing, covering a site area of 16,982 square meters, which we plan to use for expansion of the manufacturing capacity of our Beijing facility. Such facilities are currently under construction and are expected to be completed by the second half of 2010.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware or, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to materially and adversely affect our business, financial condition or results of operations.

REGULATION

Regulation on Medical Devices

General Regulatory Environment

Our trauma products and spine products are subject to regulatory controls governing medical devices. As a developer, manufacturer and marketer of medical devices, we are subject to regulation and oversight by the State Food and Drug Administration in China, or the SFDA, and its relevant local branches. We are also subject to other PRC laws and regulations applicable to manufacturers in general. SFDA requirements include obtaining production permits, product registrations and export registrations, and compliance with clinical testing standards, manufacturing practices, pricing practices, quality standards, applicable industry standards, adverse event reporting, and advertising and packaging standards.

Classification of Medical Devices

In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a production permit and the level of regulatory authority involved in granting such permit. Classification of a medical device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

Class I devices are those with low risk to the human body and are subject to “general controls.” Class I devices require product registration and are regulated by the city level food and drug administration where the manufacturer is located. Class II devices impose medium risk to the human body and are subject to “special controls.” Class II devices require product registration, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices impose high risk to the human body, such as life-sustaining, life-supporting and implantable devices. Class III devices also require product registration and are regulated by the SFDA under the strictest regulatory control.

Our products cover all the three categories of medical devices as described above.

Production Permit

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacturing of Class II and Class III medical devices. No production permit is required for the manufacturing of Class I medical devices, but the manufacturer must notify the provincial level food and drug administration where the manufacturer is located and file for record with it. A production permit, once obtained, is valid for five years and is renewable upon expiration.

Our production permits for the manufacturing of our trauma products and spine products will expire on January 19, 2011 for Changzhou Kanghui, and on September 7, 2010 for Beijing Libeier. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application along with other required information six months before the expiration date of the production permit. We do not expect any material difficulty in obtaining these renewals.

Product Registration

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration and clinical trials are required for registration of Class II and Class III medical devices. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the State Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions that will conduct the clinical trials, the manufacturer may begin clinical trials. A registration application for a Class II or Class III medical device must provide required pre-clinical and clinical trial data and information about the medical device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within sixty business days of receiving an application for the registration of a Class II medical device, and the SFDA, within sixty business days of receiving an application for the registration of a Class III medical device, will notify the applicant whether the application for registration is approved. However, the time for conducting any detection, expert review and hearing process, if necessary, will not be counted in the above-mentioned time limit. If approved, a registration certificate will be issued within ten business days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years and a re-registration application is required either for renewal upon expiring of the existing registration certificate or for any substantial change to the approved contents or particulars stated in such certificate. To renew a registration, a manufacturer should apply to the respective levels of the food and drug administration at least six months prior to the expiration of the registration.

We have completed registration for all our Class I, II and III devices, among which 67 of the registrations are still valid and the remaining five are in the process of being renewed or re-registered. See “Risk Factors—Risks Relating to Our Business—If we fail to obtain or maintain applicable licenses or registrations for our products, or if such licenses or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.”

The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for registration of a medical device.

Distribution License

A distributor must have a distribution license to engage in sales and distribution of Class II and Class III medical devices in China. Similar to the approval process for the production permit, the distributor does not need the distribution license in connection with the sale and distribution of Class I medical devices, but must notify the provincial level food and drug administration and file for record with it. The distribution license is valid for five years and is renewable upon expiration. Changzhou Kanghui and Beijing Libeier currently only sell our own products and do not need to have a distribution license. Shanghai Zhikang has obtained a medical distribution license on April 27, 2009.

Export Registration

The SFDA maintains a registration system for exporting medical devices out of the PRC. Before a manufacturer located in the PRC can export any medical devices out of the PRC, it must obtain from the SFDA an export registration certificate covering the medical devices to be exported. An export registration certificate would be valid for two years. We have obtained a registration certificate for all the medical devices we are exporting out of the PRC, including those we sell to our OEM customers, and this registration certificate will expire on June 16, 2011.

Centralized Procurement

The National Development and Reform Commission, or NDRC, drafted the Opinions on Strengthening the Monitoring and Administration of the Pricing of Implantable Medical Devices, or the Pricing Opinions, which were published in July 2006. The Pricing Opinions proposed to fix a maximum premium range from 25% to 50% on the price difference between the ex-factory price offered by manufacturers to distributors, and the ultimate retail price offered by hospitals to patients for the implantable medical devices on NDRC’s monitoring list, and to require manufacturers or importers of such implantable medical devices to report their prices offered to distributors and with the relevant pricing authority in China and clarify the reason for subsequent price increase upon the request of such pricing authority. The Pricing Opinions are still pending and are under review. The Chinese government continued to express an interest in the pricing of implantable medical devices in the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), issued by the State Council on March 18, 2009, where the Chinese government proposes to regulate the use of implantable medical devices by public hospitals. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures, issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security, Chinese government authorities are proposing to regulate the prices of implantable medical devices by restricting margins in distribution channels and publishing market price data.

The governmental authorities further advance and strengthen the centralized procurement of medial devices to reduce the procurement price and alleviate medical cost burden on patients. According to the Notice on further strengthening the Centralized Purchase of Medical Device issued by the Ministry of Health on July 21, 2007, in principle, centralized procurement of medical devices is subject to geographic administration at three levels, i.e. state, province and prefecture-level city, depending on the category of medical devices. The relevant governmental authorities publish lists of medical devices subject to centralized procurement and all non-profit medical institutions shall participate in the centralized procurement for purchase of such medical devices. Procurement of medical devices that do not fall into such a list shall also be subject to centralized procurement if the purchase amount exceeds the threshold set by the relevant authorities. Centralized procurement shall be conducted mainly by means of public bidding. Implementation of such centralized procurement requirement may vary from region to region and we may face different requirements regarding the centralized procurement of medical devices due to various local practices.

GMP Certification

On December 12, 2006, the SFDA issued a Notice on Medical Equipment Good Manufacturing Practice (GMP) Certification Pilot Program for Sterile and Implantable Medical Device Manufacturing, according to which, Changzhou Kanghui and other 50 sterile or implantable medical device manufactures were selected to participate in medical devices GMP certification pilot program. Changzhou Kanghui passed the GMP certification according to a notice issued by the SFDA on November 12, 2007. On December 16, 2009, the SFDA issued the Measures on Medical Device Manufacturing Quality Administration, Regulation and Supervision, according to which all medical device manufacturers will be required to comply with the GMP requirement from January 1, 2011.

Continuing SFDA Regulation

We are subject to continuing regulation by the SFDA. Our products are subject to, among others, the following regulations:

•	SFDA’s quality system regulations, which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report to the SFDA certain types of adverse reactions and other events involving their products; and

•	SFDA’s general prohibition against promoting products for unapproved uses.

Class II and III medical devices may also be subject to special controls, such as supply purchase information, performance standards, quality inspection procedures and product testing devices, which may not be required for Class I medical devices. We believe we are in compliance with applicable SFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the SFDA changes or modifies its existing regulations or adopts new requirements.

We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules against our incompliance, it can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	the imposition of operating restrictions, partial suspension or complete shutdown of production;

•	revocation of our existing registrations, approvals and permits; and

•	criminal prosecution.

Other Laws and Regulations in China Regarding Medical Devices Manufacturing and Distribution

Laws regulating medical device manufacturers and distributors cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could materially and adversely affect our business, financial condition and results of operations.

Regulation on China-based Manufacturers for OEMs

China-based manufacturers for OEMs that produce medical devices (excluding manufacturing of certain items such as parts, accessories, components and materials that are not deemed as medical devices) must comply with the above laws and regulations.

We are not directly subject to FDA regulation as a result of selling product parts, accessories, components and materials to OEMs in the United States. OEM customers in the United States must comply with FDA regulations in order to market and sell their finished products, and we manufacture our product parts, accessories, components and materials in accordance with their quality requirements. We are from time to time inspected by the FDA, for example, to certify the OEM’s compliance, not our compliance, with applicable regulations.

Regulation on Medical Insurance Coverage

China has a complex medical insurance system that is currently undergoing reform. Generally, once those covered by medical insurance have paid for medical services, they may seek available reimbursement according to applicable medical insurance programs in which they participate. For public servants and others covered by the 1989 Administrative Measure on State Provision of Healthcare, the PRC government currently either fully or partially reimburses medical expenses for certain approved treatment services. Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare are generally covered by one of two nationwide public medical insurance schemes, which are the Urban Employees Basic Medical Insurance Program launched in 1998 and the Urban Residents Basic Medical Insurance Program launched in 2007. Rural residents in China are generally covered under a New Rural Cooperative Medical Program launched in 2003.

The Urban Employees Basic Medical Insurance Program, which mainly covers employed urban residents, fully or partially reimburses urban workers for certain approved treatments services, with reimbursement levels varying from region to region. The Urban Employees Basic Medical Insurance Program is funded by the mandatory medical insurance contribution by employees and their relevant employers and the contribution rates vary based on the economic development status and individual income level of different regions. All of the employee’s contribution and a small portion of the employer’s contribution are allocated to the individual’s reimbursement account, and the remaining portion of the employer’s contribution is aggregated into a social medical expense pool. Participants of the Urban Employees Basic Medical Insurance Program may seek reimbursement from both the individual reimbursement account and the social medical expense pool up to the stipulated reimbursement caps.

Urban residents who are not covered by the Urban Employees Basic Medical Insurance Program, such as students, children and other non-employees, may voluntarily participate in the Urban Residents Basic Medical Insurance Program on a per family’s basis. The Urban Residents Basic Medical Insurance Program is mainly funded by the monthly contributions of each participating family and a fixed amount of annual government subsidies for each individual participant, all of which can be aggregated into a social medical expense pool. There is no specific requirement or guidance from the central government. Local governments separately determine the respective reimbursement policy. Individual participants of the Urban Residents Basic Medical Insurance Program may seek reimbursement from the social medical expense pool up to the stipulated reimbursement cap.

Rural residents can voluntarily participate in the New Rural Cooperative Medical Program on a per family basis. The New Rural Cooperative Medical Program is mainly funded by the monthly contribution of each participating family and a fixed amount of government subsidies for each individual participant, all of which can be aggregated into a social medical expense pool. The individual participants of the New Rural Cooperative Medical Program may seek reimbursement from the social medical expense pool up to the stipulated reimbursement cap.

In general, for participants who are covered by the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program, the types of medical treatments covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-employees and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region.

According to the Opinions of the Central Committee of Communist Party of China and the State Council on Deepening Reform of Medical and Health Care System and the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), the Chinese government is now planning to strengthen and develop the social medical insurance system through, among others, expanding the coverage of medical insurance programs, increasing the government subsidies for the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program and increasing the reimbursement caps for the social medical expense pools of the three medical insurance programs.

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If products purchased by consumers are of sub-standard quality but not defective, the retailers will be responsible for the repair, exchange or refund of the purchase price of the sub-standard products and for the compensation to the consumers for their losses (if any). However, in the event that the manufacturers are held liable for the sub-standard products, the retailers are entitled to seek reimbursement from the manufacturers for compensation paid by the retailers to the consumers. If the products are defective and cause any personal injuries or damage to assets, the consumer has the option to claim compensation from the manufacturer, distributor or retailer. Retailers or distributors who have already compensated the consumers are entitled to claim reimbursement from the liable manufacturers.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim for damages from either the medical institution or the manufacturer. If the patient claims for damages from the medical institution, the medical institution is entitled to claim repayment from the manufacturer. Pursuant to the PRC Tort Law, where personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation or funeral, as well as death compensation if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights.

Patent Law

The National People’s Congress adopted the Patent Law of the PRC in 1984, and amended it in 1992, 2000 and 2008, respectively, or the Patent Law. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

According to the Patent Law, an infringer shall be subject to various civil liabilities, which include ceasing the infringement and compensating the actual loss suffered by patent owners. If it is difficult to calculate the actual loss suffered by the patent owner, the illegal income received by the infringer as a result of the infringement, or if it is difficult to calculate the illegal income, a reasonable amount calculated with reference to the patent royalties, shall be deemed as the actual loss. If damages cannot be established by any of the above methods, the court can decide the amount of the actual loss up to RMB1,000,000. In addition, an infringer who counterfeits patents of third parties shall be subject to administrative penalties or criminal liabilities, if applicable.

Copyright Law

The Copyright Law of the PRC was adopted in 1990 and amended in 2001 and 2010 to widen the scope of works eligible for copyright protection. In addition, the China Copyright Protection Center administers a voluntary registration system.

Trademark Law

Registered trademarks are protected under the Trademark Law of the PRC adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office of the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The PRC Trademark Law has adopted a

“first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008, respectively; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of investment, however, remains subject to the approval of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, the SAFE and the PRC National Reform and Development Commission.

We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company, or the offshore SPV, for the purpose of financing the offshore SPV with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in such offshore SPV upon either (1) the injection of equity interests or assets of an onshore enterprise to such offshore SPV or (2) the completion of any overseas fund raising by such offshore SPV; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of such offshore SPV and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore SPVs that have made onshore investments in the PRC before the issuance of Notice 75 are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. The SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Notice 75, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise the beneficial owners of offshore SPVs who are PRC residents to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Notice 75 may impose restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

All of our beneficial owners who are residents in the PRC have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company and have duly updated their registrations from time to time in accordance with our corporate changes. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our beneficial owners who are PRC residents to make any required registrations or comply with other requirements under Notice 75 and other related rules may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Risk Factors—Risks Relating to Doing Business in China—Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to expand our international operations. However, we anticipate that our international distributors will bear primarily all the startup capital and working capital costs for our international expansion with limited, if any, investment coming from us. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will materially adversely affect our ability to expand our international operations.

Regulations on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for the Administration of Individual Foreign Exchange. On January 5, 2007, the SAFE issued the Implementation Regulations of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock holding plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals. We and our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans will be subject to the Stock Option Rule when our company becomes an overseas listed company upon the completion of this offering, see “Management—Prior Share Incentive Plans” and “Management—2010 Share Incentive Plan.” If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.”

In addition, the State Administration for Taxation has issued certain circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

Our PRC subsidiaries, Changzhou Kanghui and Beijing Libeier, are wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Each of Changzhou Kanghui and Beijing Libeier has complied with the 10% set-aside requirement to date, and its cumulative total reserve funds do not exceed 50% of its registered capital.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this new law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC counsel, Fangda Partners, has advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and

•

despite the above, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE, unless we are clearly required to do so by subsequent rules of the CSRC.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC, or other PRC regulatory agencies, subsequently determines that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ADSs. Consequently, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our ADSs. See “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers.

Name	Age	Position/Title
Yikang Jiang	56	Chairman of the board of directors
Libo Yang	45	Director, chief executive officer
Jun Du	52	Director
Hongxin Nie	37	Director, vice president of sales and marketing (Beijing Libeier)
Suyang Zhang	51	Director
James Yiping Li	46	Director
Patricia Peifen Chou(1)	42	Independent director
Junwen Wang	36	Chief financial officer
Chenming Yu	36	Chief business officer
Weidong Shan	39	Vice president of sales and marketing (Changzhou Kanghui)
Zhiming Wang	40	Vice president of manufacturing (Changzhou Kanghui)
Qian Guo	41	Vice president of manufacturing (Beijing Libeier)

(1)	The appointment of Ms. Patricia Peifen Chou is conditional upon the completion of our initial public offering.

Mr. Yikang Jiang is our founder and has served as the chairman of our board of directors since 2006. He was the general manager of our subsidiary Changzhou Kanghui since its foundation in 1997 until 2006 and has been the chief executive officer of Changzhou Kangdi Medical Stapler Co., Ltd., a company related to us, after 2006. Mr. Jiang is an executive director of the China Association of Medical Devices Industry and vice president of its Surgical Implants Professional Committee. He is also a vice president of Changzhou Xinbei District Industry and Commerce Association and was awarded the honor “Changzhou Star Entreprenuer” in 2008 and 2009. Mr. Jiang was a people’s representative at the 14th Changzhou People’s Congress and is a executive director of the Changzhou Xinbei Committee of Chinese People’s Political Consultative Conference.

Mr. Libo Yang has served as our director since 2007 and our chief executive officer since 2005. Prior to joining our company, Mr. Yang served as business unit head of DePuy China, the orthopedic department of Johnson & Johnson, from 2000 to 2004. He worked as a project manager at Schlumberger from 1996 to 1998. From 1988 to 1996, he was an engineer at China National Petroleum Corporation. Mr. Yang received an MBA degree in the finance and international management from Thunderbird American Graduate School of International Management in 2000, and received a master’s degree and bachelor’s degree in engineering from China University of Petroleum in 1988 and 1985, respectively.

Mr. Jun Du has served as our director since 2006. He has been working with our subsidiary Changzhou Kanghui as our deputy compliance officer since 2002. Prior to joining us, Mr. Du was the founder of Zhangjiagang Kangjian Medical Co., Ltd. and served as its general manager from 1993 to 2002. Mr. Du worked as a workshop manager of Zhangjiagang Kinglu Group from 1977 to 1993.

Ms. Hongxin Nie has been our director since 2009 and our vice president for sales and marketing of Beijing Libeier since 2010. She is Mr. Qian Guo’s wife. She had served as the deputy general manager of our subsidiary Beijing Libeier since 2004. Prior to joining Beijing Libeier, she worked at the Asia Commerce Group as head of legal department from 1995 to 1999. Ms. Nie currently also serves on the board of Jien Xingye Technology (Beijing) Co., Ltd., a private company. Ms. Nie obtained her Juris Doctor degree from Touro Law School in 2002 and a bachelor’s degree in Law from Peking University in 1995. Ms. Nie has been admitted to the bar of the PRC, New York and New Jersey.

Mr. Suyang Zhang has been our director since 2006 and was appointed by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., collectively, following our Series A financing. Mr. Zhang has been a member of the general partner of IDG-Accel China Growth Fund and vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd. since 2006. From 1995 to 2005, he served as the general manager of Shanghai Pacific Technology Venture Co., Ltd. and vice president of IDG Technology Investment Fund. He was the general manager of Shanghai Wantone Industrial Co., Ltd. from 1993 to 1994. He currently serves on the board of several companies, including 5173.com Holdings Limited, Ctrip.com International Ltd., China Medical and Education International Holding Co., Limited, Mass Broadcasting (Holdings) Ltd., Starcloud Media Co., Ltd., Andon Health Co., Ltd., Wuhan HC SemiTek Co., Ltd., Medsphere International Holdings, Inc. and Sundia Investment Group Ltd. Mr. Zhang obtained an Executive MBA degree from China Europe International Business School in China in 2000 and a bachelor’s degree in information engineering from Shanghai University of Science and Technology in 1982.

Mr. James Yiping Li has served as our director since 2009 and was appointed by TDF Capital China II, LP Mr. Li is a partner of KPCB China Fund, which is an affiliate of TDF Capital China II, LP, since 2009. From 2006 to 2009, he was a partner of KPCB Pandemic Fund in the United States. Prior to joining KPCB, he spent over 15 years with Merck Co. & Inc and acted as its head of its hypertension franchise in Asia from 2003 to 2006. Mr. Li has abundant experience in investing and managing pharmaceutical, biotech, medical devices and diagnostic companies. He currently serves on the board of GenScript. Mr. Li received his master’s degree in Microbiology from the University of Montana and his bachelor’s degree in Medical Science from Shanghai Medical University.

Ms. Patricia Peifen Chou has agreed to serve as our independent director upon the completion of our initial public offering. Ms. Chou currently serves as the chief financial officer of Actions Semiconductor Co., Ltd., a company listed on the NASDAQ Global Market. Prior to joining Actions Semiconductor Co., Ltd. in November 2006, Ms. Chou served as the director of business development and then senior director of accounting at Semiconductor Manufacturing International Corporation, or SMIC, where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading SMIC’s global accounting team. She also participated in raising US$650 million in private funds and SMIC’s US$1.6 billion NYSE-listed initial public offering in 2004. From 1996 to 2001, Ms. Chou was the director of accounting and planning of Winbond Electronics Corporation U.S. operation. Prior to that, Ms. Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte Touche Tohmatsu. Ms. Chou received a bachelor of business administration from National Taiwan University, master of accounting from University of Southern California, and master of business administration from University of California, Berkeley. She is also a Certified Public Accountant in Taiwan, the United States and China.

Ms. Junwen Wang has served as our chief financial officer since 2010. Prior to joining our company, Ms. Wang served as a finance manager and finance controller at Johnson & Johnson Company from 2006 to 2010. Ms. Wang also worked as the finance controller at Tarmac Group (a member of the Anglo American Plc Group) from 1999 to 2003. Before that, Ms. Wang worked as a senior auditor at Ernst & Young for four years. Ms. Wang is a member of American Institute of Certified Public Accountants, the Chinese Institute of Certified Public Accountants and Certified General Accountants Association of Canada. Ms. Wang graduated from Shanghai Lixin University of Commerce in 1995 and received an MBA degree in Finance from Michigan State University in 2006.

Dr. Chenming Yu has served as our chief business officer since 2010. He works for us on a part-time basis, devoting at least 50% of his time to us. The chief business officer’s role involves overseeing our corporate development activity, including the identification, diligence, and execution of acquisitions, partnerships, licensing and divestitures. The chief business officer also works with our chief executive officer to help formulate long-term corporate strategy. Finally, the chief business officer works with our chief financial officer to handle investor relations with a focus on US/EU based investors. He is also a partner of Vivo Ventures, a life science venture capital firm with offices in Palo Alto and Shanghai, which has invested in our Series B-1 preferred shares. Dr. Yu has extensive operating experience in an array of industries. He is currently a director and member of the audit committee at Sagent Pharmaceuticals since 2006, a director at the joint venture between Kang Hong Pharmaceuticals and Sagent Pharmaceuticals since 2007, a director at Nora Therapeutics since 2008 and a director at Pavad Medical since 2005. He has also been a director at the board of governors of the Stanford University Medical School Alumni Association since 2009. Mr. Yu obtained his BA from Harvard University in 1996, his M.D. from Stanford University Medical School in 2003 and his MBA degree from the Stanford University Graduate School of Business in 2004.

Mr. Weidong Shan has served as vice president for sales and marketing of Changzhou Kanghui since 2010. He has been serving as the vice general manager of Changzhou Kanghui since 2008. Prior to joining our company, Mr. Shan served as the vice general manager of Trauson Medical Instrument (Jiangsu) Co. Ltd. and Orthmed (Changzhou) Medical Instrument Co. Ltd. from 2006 to early 2008. Before that, he was the marketing manager responsible for spinal business at Medtronic China from 2005 to 2006. He also has served at various positions at Medtronic SofamorDanek China from 2001 to 2004, first as an application specialist and then as a product and marketing manager. Mr. Shan has extensive experience as an orthopedic surgeon in several hospitals in China. Mr. Shan received a master’s degree in Medical Science from Shanghai Second Medical University in 2000 and a bachelor’s degree in Medical Science from Jiangsu Zhenjiang Medical College (now part of Jiangsu University) in 1994.

Mr. Zhiming Wang has served as vice president for manufacturing of Changzhou Kanghui since 2010. He has been serving as the vice general manager of our subsidiary Changzhou Kanghui since 2006. Prior to joining our company, Mr. Wang spent ten years at Komatsu (China) working as director or manager in charge of different departments. From 1991 to 1996, Mr. Wang worked as an engineer at Changzhou Aircraft Manufacture Co., Ltd. Mr. Wang expects to obtain his MBA degree from Dong Hua University in July 2010 and his bachelor’s degree in Mechanical Engineering from Nanjing University of Aeronautics and Astronautics in 1991.

Mr. Qian Guo has served as vice president for manufacturing of Beijing Libeier since 2010. He is Ms. Hongxin Nie’s husband. He is also the founder of our subsidiary Beijing Libeier and has served as its chairman and general manager since 1996. Mr. Guo was an engineer at Beijing Tiyi Technology Co. Ltd. from 1993 to 1996, and an engineer at Beijing Second Automobile Works Company from 1991 to 1993. Mr. Guo currently also serves on the board of a private company Jien Xingye Technology (Beijing) Co., Ltd. Mr. Guo received a bachelor’s degree in Engineering from Beijing Institute of Machinery in 1991.

The address of our directors and executive officers is China Kanghui Holdings, No.1-8 Tianshan Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including registering such shares in our share register.

Board of Directors

Upon the completion of this offering, our board of directors will have seven directors, consisting of one independent director. Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee upon the completion of this offering. We have adopted a charter for each of the audit committee, compensation committee and nominating and corporate governance committee, which will become effective immediately upon the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Ms. Patricia Peifen Chou, Mr. Suyang Zhang and Mr. Libo Yang. Ms. Patricia Peifen Chou will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Ms. Patricia Peifen Chou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee will consist of two independent directors within 90 days of our initial public offering and solely of independent directors within one year of our initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Mr. Suyang Zhang, Mr. Libo Yang and Ms. Hongxin Nie. Mr. Suyang Zhang will be the chairperson of our compensation committee. Pursuant to Section 303A.05 of the NYSE Listed Company Manual, listed companies must have a compensation committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the compensation committee of our Company to be composed entirely of independent directors. Since we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.05 of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on such evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Mr. James Yiping Li, Mr. Libo Yang and Ms. Hongxin Nie. Mr. James Yiping Li will be the chairperson of our nominating and corporate governance committee. Pursuant to Section 303A.04 of the NYSE Listed Company Manual, listed companies must have a nominating and corporate governance committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the nominating and corporate governance committee of our Company to be composed entirely of independent directors. Since, we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.04 of the NYSE Listed Company Manual.

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to our board of directors candidates for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	identifying and recommending directors to fill vacancies on any committee of the board of directors; and

•

overseeing our system of corporate governance, including developing and recommending to our board of directors a set of corporate governance guidelines, reviewing and reassessing the adequacy of the guidelines at least annually, and recommending to our board of directors for approval any such changes to the guidelines as the committee believes are appropriate.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter, unless he is disqualified to vote by the chairman of relevant board meeting.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes, designated as Class A, consisting of three directors, Class B, consisting of two directors, and Class C, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting. The Class A directors will initially be elected for a term expiring on the date of our first annual shareholder meeting after the New Articles come into effect and thereafter will be elected to serve terms of three years. The Class B directors will initially be elected for a term expiring on the date of our second annual shareholder meeting after the New Articles come into effect and thereafter will be elected to serve terms of three years. The Class C directors will initially be elected for a term expiring on the date of our third annual shareholder meeting after the New Articles come into effect and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three year terms may delay or prevent a change of our management or a change in control.

The following table sets forth the names and classes of our directors following the completion of the offering:

Class A	Class B	Class C
Mr. James Yiping Li, Mr. Yikang Jiang and Mr. Jun Du	Mr. Suyang Zhang and Ms. Hongxin Nie	Mr. Libo Yang and Ms. Patricia Peifen Chou

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us that are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or with respect to our full-time executive officers, the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to a fully accelerated vesting of all his/her unvested options. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to accelerated vesting of unvested options. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a fully accelerated vesting of all his/her unvested options.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us. In addition, each executive officer has agreed that he or she will not, with certain variations for our part-time executive officer:

•

serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business while employed by us and for a period of one year after termination of his or her employment; or

•

solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities while employed by us and for a period of two years after termination of his or her employment.

Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation to all of our directors and our executive officers was RMB2.3 million (US$0.3 million). For share-based compensation, see “—Prior Share Incentive Plans” and “—2010 Share Incentive Plan”. The total amount accrued in 2009 for pension, retirement or other similar benefits to our directors and our executive officers was approximately RMB103,846 (US$15,214).

Prior Share Incentive Plans

We adopted the 2006 Plan, the 2008 Plan and the 2009 Plan. All of our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Our board of directors and shareholders approved our 2006 Plan on July 31, 2006. A total of 12,509,570 ordinary shares have been reserved and available for issuance under our 2006 Plan. As of the date of this prospectus, we have granted options to purchase 12,509,570 of our ordinary shares at an exercise price of US$0.3201 per share. Options granted under our 2006 Plan are vested and become exercisable:

•	as to 50% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006; or

•	as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006.

On January 8, 2008, our board of directors and shareholders approved our 2008 Plan, under which a total of 4,599,110 ordinary shares have been reserved for issuance. As of the date of this prospectus, we have granted options to purchase 4,314,060 (30,000 of which were later cancelled) and 315,050 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively per share. Options granted under our 2008 Plan are vested and become exercisable:

•	as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006;

•	as to 1/24 of the ordinary shares for each one-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006; or

•	as to 1/3 of the ordinary shares for each 12-month period from the vesting commencement date.

On April 22, 2009, our board of directors and shareholders approved our 2009 Plan, under which a total of 322,040 ordinary shares have been reserved for issuance. As of the date of this prospectus, we have granted options to purchase 16,000 and 306,040 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856 per share. Options granted under our 2009 Plan are vested and become exercisable as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006.

The following paragraphs describe the principal terms of our prior share incentive plans:

Termination of Awards.    Options have specified terms set forth in an incentive stock option agreement. If the optionee’s employment or service with us is terminated for any reason other than cause, the optionee’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

Administration.    Our share incentive plans are administered by our board of directors or by the committee designated by the board. Our board of directors or its designated committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or its designated committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan.

Option Exercise.    The term of options granted under our share incentive plans may not exceed eight years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the designated committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalents.

Change in Control.    If a third-party acquires us through the purchase of 50% or more of our then outstanding securities, all or substantially all of our assets, a merger or other business combination or if individuals who on the effective date of a public offering constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or its designated committee with respect to the applicable award agreement or otherwise, each option held by optionees under the share incentive plans and outstanding at such time shall become fully and immediately exercisable.

Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our share incentive plans. Amendments or alterations to our share incentive plans are subject to shareholder approval if so required under applicable law. No amendment, alteration or discontinuation shall be made that would impair the rights of an optionee under any stock option award agreement without such optionee’s consent. Unless terminated earlier, our share incentive plans will continue in effect for a term of eight years from the date of its adoption.

The table below sets forth, as of the date of this prospectus, the option grants made to our directors and executive officers, under our prior share incentive plans:

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price (US$/Share)	Grant Date	Expiration Date
Yikang Jiang	—	—	—	—
Libo Yang	600,000	0.3201	July 31, 2006	July 30, 2014
	600,000	0.9485	January 8, 2008	January 7, 2016
Jun Du	—	—	—	—
Hongxin Nie	3,335,870	0.3201	July 31, 2008	July 30, 2016
Suyang Zhang	—	—	—	—
James Yiping Li	—	—	—	—
Patricia Peifen Chou	*	1.1856	June 7, 2010	June 6, 2018
Junwen Wang	*	0.9485	March 1, 2010	February 28, 2018
Chenming Yu	*	0.9485	March 1, 2010	February 28, 2018
Weidong Shan	*	0.3201	July 31, 2006	July 30, 2014
	*	0.9485	January 8, 2008	January 7, 2016
Zhiming Wang	1,256,000	0.3201	July 31, 2006	July 30, 2014
Qian Guo	3,335,900	0.3201	July 31, 2008	July 30, 2016

*	Beneficially owns less than 1% of our ordinary shares.

2010 Share Incentive Plan

Our board of directors and shareholders approved our 2010 Share Incentive Plan in July 2010. The 2010 Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.

Under the 2010 Share Incentive Plan, a total of 4,067,169 ordinary shares have been reserved for issuance.

Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under our option plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that to increase the limit on issuable options from the current limit, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2010 Share Incentive Plan will terminate in 2020.

As of the date of this prospectus, we had not granted any options pursuant to the 2010 Share Incentive Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, assuming the conversion of all outstanding Series A, Series B and Series B-1 redeemable convertible participating preferred shares into ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5.0% of our ordinary shares; and

•	each of the selling shareholders.

Beneficial ownership is determined in accordance with rules and regulations of the SEC. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculation of the number of shares also assumes the conversion of all of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares into our ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to this offering is based on 98,774,100 ordinary shares outstanding as of the date of this prospectus, including 41,059,700 ordinary shares convertible from our outstanding Series A, Series B and Series B-1 redeemable convertible participating preferred shares. Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering.

The table below does not assume any exercise of the underwriters’ option to purchase up to an additional ADSs to be sold by us.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers
Yikang Jiang(1)	13,333,960	13.5%	3,333,960	3.4%	10,000,000	7.6%
Libo Yang(2)	6,535,910	6.5%	—	—	6,535,910	5.0%
Jun Du(3)	4,000,000	4.0%	900,000	0.9%	3,100,000	2.4%
Hongxin Nie(4)	6,671,770	6.3%	—	—	6,671,770	5.1%
Suyang Zhang	*	*	—	—	*	*
James Yiping Li	—	—	—	—	—	—
Patricia Peifen Chou	—	—	—	—	—	—
Weidong Shan	*	*	—	—	*	*
Zhiming Wang(5)	1,256,000	1.3%	—	—	1,256,000	1.0%
Junwen Wang	—	—	—	—	—	—
Chenming Yu	*	*	—	—	*	*
Qian Guo(4)	6,671,770	6.3%	—	—	6,671,770	5.1%
All directors and executive officers as a group	39,077,650	33.9%	—	—	34,843,690	26.6%

Principal and Selling Shareholders:
Yikang Jiang(1)	13,333,960	13.5%	3,333,960	3.4%	10,000,000	7.6%
Gang Zhao(6)	5,420,740	5.5%	2,666,040	2.7%	2,754,700	2.1%
Wenmei Shi(7)	5,200,000	5.3%	1,110,000	1.1%	4,090,000	3.1%
Xiaohui Yang(2)	6,535,910	6.5%	—	—	6,535,910	5.0%
IDG-Accel China Growth Fund L.P.(8)	21,235,880	21.5%	—	—	21,235,880	16.2%
SIG China Investments One, Ltd.(9)	18,172,450	18.4%	—	—	18,172,450	13.9%
TDF Capital China II, LP(10)	12,239,520	12.4%	—	—	12,239,520	9.4%
CDH Venture Capital Limited(11)	8,908,690	9.0%	—	—	8,908,690	6.8%

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Includes 6,000,000 ordinary shares owned on record by Mr. Jiang and 3,333,960 and 4,000,000 ordinary shares owned by Mr. Jiang’s spouse, Ms. Huiying Jiang, and child, Mr. Zhenyu Jiang, respectively. Mr. Jiang has disclaimed his beneficial ownership of the 7,333,960 shares owned by his spouse and child. In this offering, Ms. Huiying Jiang is selling all of her shares. Mr. Yikang Jiang and Mr. Zhenyu Jiang retain voting and investment power with respect to 6,000,000 and 4,000,000 shares of our company, respectively. Ms. Huiying Jiang’s address is Room 501, Unit Jia, Block 9 Huaide Yuan, Zhonglou District, Changzhou, Jiangsu, P.R. China.
(2)	Includes 5,335,910 ordinary shares owned on record by Ms. Xiaohui Yang and options owned by Mr. Libo Yang to purchase 1,200,000 ordinary shares of our company. Ms. Yang is Mr. Yang’s mother. Ms. Yang and Mr. Yang have disclaimed beneficial ownership of shares owned by each other. Ms. Xiaohui Yang retains voting and investment power with respect to the 5,335,910 shares and Mr. Libo Yang retains the voting and investment power with respect to the shares acquired upon exercise of the options to purchase 1,200,000 of our shares.
(3)	Includes 2,000,000 ordinary shares owned on record by Mr. Du and 2,000,000 ordinary shares owned on record by his child, Ms. Tingting Du. Mr. Du has disclaimed his beneficial ownership of the 2,000,000 shares owned by his child. In this offering, Ms. Tingting Du is selling 900,000 ordinary shares. Mr. Jun Du and Ms. Tingting Du retain voting and investment power with respect to 2,000,000 and 1,100,000 of our shares, respectively. Ms. Tingting Du’s address is No. 3 Yizheng Road, Zhenjiang, Jiangsu, P.R. China.
(4)	Includes options owned by Ms. Hongxin Nie to purchase 3,335,870 ordinary shares of our company and options owned by Mr. Qian Guo to purchase 3,335,900 ordinary shares of our company. Ms. Nie and Mr. Guo have disclaimed beneficial ownership of the options owned by each other. Mr. Qian Guo and Ms. Hongxin Nie retain voting and investment power with respect to the shares acquired upon exercise of the options to purchase 3,335,900 and 3,335,870 of our shares, respectively.
(5)	Includes options to purchase 1,256,000 ordinary shares of our company. Mr. Zhiming Wang retains voting and investment power with respect to the shares acquired upon exercise of the options to purchase 1,256,000 of our shares.
(6)	Mr. Gang Zhao’s address is No 59-3 Dongxiatang, Changzhou, Jiangsu, P.R. China.
(7)	Ms. Wenmei Shi’s address is Room Jia 102, No. 95 Sinan Road, Luwan District, Shanghai, P.R. China.
(8)	Includes 16,366,490, 3,344,660 and 1,524,730 shares owned on record by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., respectively, including 9,247,200, 1,889,760 and 861,490 ordinary shares issuable upon conversion of all Series A and Series B redeemable convertible participating preferred shares held by each of them, respectively, following completion of this offering. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Quan Zhou and Patrick J. McGovern, who jointly control voting and investment power over the shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. IDG-Accel China Investors L.P is controlled by IDG-Accel China Investors Associates Ltd., its general partner. The two directors of IDG-Accel China Investors Associates Ltd. are Quan Zhou and James W. Breyer, who jointly control voting and investment power over the shares owned by IDG-Accel China Investors L.P.
(9)	Includes 4,769,340 ordinary shares owned by SIG China Investments One, Ltd. and another 13,403,110 ordinary shares issuable upon conversion of all Series B redeemable convertible participating preferred shares owned by SIG China Investments One, Ltd. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One Ltd, or SIG, has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed to have voting and investment power over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG.
(10)	Includes 5,324,090 ordinary shares owned by TDF Capital China II, LP and another 6,915,430 ordinary shares issuable upon conversion of all Series A and Series B redeemable convertible participating preferred shares owned by TDF Capital China II, LP TDF Capital China II, LP is controlled by its general partner TDF Capital China Management II, LP, which in turn is controlled by its sole general partner TDF Management II, LLC. Ms. Tina Ju and Mr. Forrest Zhong jointly control the voting and investment power over the shares owned by TDF Capital China II, LP.
(11)	Includes 2,274,560 ordinary shares owned by CDH Venture Capital Limited and another 6,634,130 ordinary shares issuable upon conversion of all Series B redeemable convertible participating preferred shares owned by CDH Venture Capital Limited. All of the issued and outstanding shares of CDH Venture Capital Limited are wholly owned by CDH Venture Partners, L.P., a Cayman Islands exempted limited liability partnership. CDH Venture GP I Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners, L.P and has the power to direct CDH Venture Partners, L.P. as to the voting and disposition of shares held directly or indirectly by CDH Venture Partners, L.P. Mr. Wang Gongquan is director and member of the investment committee of CDH Venture GP I Company Limited and may be deemed to have voting and investment power over the shares owned by CDH Venture Capital Limited. Mr. Wang Gongquan disclaims the beneficial ownership of any of the shares of us held by CDH Venture Capital Limited except to the extent of his pecuniary interest therein.

Each selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons. As of the date of this prospectus, 1.8% of our outstanding ordinary shares are held by record holders in the United States.

One of our shareholders, SIG China Investments One, Ltd., has informed us that it is affiliated with registered broker-dealers. SIG China Investments One, Ltd. was not affiliated or otherwise related to us prior to their purchase of our ordinary shares and Series B redeemable convertible preferred shares. It purchased our ordinary shares and Series B redeemable convertible preferred shares directly from us in their ordinary course of business and at the time of the purchase, SIG China Investments One, Ltd. had no agreements or understandings, directly or indirectly, with any person to distribute our ordinary shares or Series B redeemable convertible preferred shares.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In July 2006, we issued 13,173,160 Series A redeemable convertible participating preferred shares for an aggregate of consideration of US$5,000,000. The investors in our Series A redeemable convertible participating preferred shares included IDG-Accel China Growth Fund L.P., which purchased 6,345,340 shares for US$2,408,437, IDG-Accel China Growth Fund-A L.P., which purchased 1,296,730 shares for US$492,188, IDG-Accel China Investors L.P., which purchased 591,150 shares for US$224,375, TDF Capital China II, LP, which purchased 4,745,300 shares for US$1,801,125 and TDF Capital Advisors, LP, which purchased 194,640 shares for US$73,875. Simultaneously with their investment in our Series A redeemable convertible participating preferred shares, the same investors, also purchased a total of 7,714,400 ordinary shares from certain of our then-existing shareholders for an aggregate consideration of US$3,000,000.

In January 2008, we issued 26,061,610 Series B redeemable convertible participating preferred shares for an aggregate consideration of US$27,500,000. The investors in our Series B redeemable convertible participating preferred shares included SIG China Investments One, Ltd., which purchased 13,403,110 shares for US$14,142,859, IDG-Accel China Growth Fund L.P., which purchased 2,901,860 shares for US$3,062,022, IDG-Accel China Growth Fund-A L.P., which purchased 593,030 shares for US$625,757, IDG-Accel China Investors L.P., which purchased 270,340 shares for US$285,260, TDF Capital China II, LP, which purchased 2,170,130 shares for US$2,289,905, TDF Capital Advisors, LP, which purchased 89,010 shares for US$93,920 and CDH Venture Capital Limited, which purchased 6,634,130 shares for US$7,000,278. Simultaneously with their investment in our Series B redeemable convertible participating preferred shares, the same investors, together with Xiaohui Yang, a principal shareholder of our company and the mother of Mr. Libo Yang, our director and chief executive officer, also purchased a total of 12,445,300 ordinary shares from certain of our then-existing shareholders for an aggregate consideration of US$10,446,087.

In April 2009, we issued 1,824,930 Series B-1 redeemable convertible participating preferred shares for an aggregate consideration of US$2,000,000. The investors in our Series B-1 redeemable convertible participating preferred shares included Vivo Ventures Fund VI, L.P., which purchased 1,811,670 shares for US$1,985,455, and Vivo Ventures VI Affiliates Fund, L.P., which purchased 13,260 shares for US$14,545.

All of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares will be automatically converted into our ordinary shares upon the completion of this offering.

Share Restriction Agreement

In connection with our Series A, Series B and Series B-1 financings, certain ordinary shareholders have agreed to have their shares, or “Restricted Shares”, subject to a right of repurchase by us and deposit the certificates representing all such shares in escrow with us. These Restricted Shares will be vested as to 33.33% annually from the date of our issuance of Series A redeemable convertible participating shares. All these Restricted Shares became fully vested in July 2009.

Investors’ Rights Agreement

In connection with our Series A and Series B financings, we entered into an Amended and Restated Investors’ Rights Agreement on July 10, 2006 and January 3, 2008, respectively, with our then-existing shareholders and Series A or Series B investors, as applicable. On April 23, 2009, we entered into a new Amended and Restated Investors’ Rights Agreement, the “2009 IRA”, with all our then-existing shareholders (including the Series A and Series B investors) and Series B-1 investors. Pursuant to the terms of the 2009 IRA, at any time six (6) months following an initial public offering, holders representing at least 25% of our registrable securities then outstanding are entitled to demand registration on a form other than Form F-3 or Form

S-3, of registrable securities then outstanding. Holders of our registrable securities are entitled to registration on a Form F-3, Form S-3, or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares issued or issuable to holders of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares, including (i) ordinary shares acquired or to be acquired by our Series A investors, Series B and Series B-1 investors; (ii) ordinary shares issued upon conversion of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares and (ii) ordinary shares issued as share dividends and similar distributions to holders of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with demand registration on a form other than Form F-3 or Form S-3, and Form F-3 or Form S-3 registrations.

The foregoing demand, Form F-3, Form S-3 and piggyback registration rights will terminate on the second anniversary of this offering.

Right of First Refusal and Co-Sale Agreement

In connection with our Series A and Series B financing, our then-existing shareholders, our Series A or Series B investors, as applicable, and us entered into a Right of First Refusal and Co-Sale Agreement dated July 10, 2006 and January 3, 2008, respectively. The Series A Right of First Refusal and Co-Sale Agreement was terminated and replaced by the Series B Right of First Refusal and Co-Sale Agreement, which was later terminated and replaced by a Right of First Refusal and Co-Sale Agreement dated April 21, 2009, the 2009 ROFR Agreement, upon our Series B-1 financing. Pursuant to the 2009 ROFR Agreement, we and our Series A, Series B and Series B-1 shareholders have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by certain ordinary shareholders. We also granted to our Series A, Series B and Series B-1 shareholders preemptive rights with respect to any new issuance of securities by us under the 2009 ROFR Agreement. However, all these rights of first refusal, co-sale rights and preemptive rights enjoyed by our Series A and Series B investors will terminate upon the closing of this offering.

Acquisition of Beijing Libeier

In April of 2008, we entered into an agreement to acquire the 100% equity interest in Beijing Libeier from Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier. Beijing Libeier is a company incorporated in the PRC engaged in the development, manufacturing and marketing of orthopedic implants. The acquisition was for a total cash consideration of RMB182.7 million (US$26.7 million), including an earn-out payment of RMB34.2 million (US$5.0 million) paid to Mr. Qian Guo and Ms. Hongxin Nie in June 2010.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Loan to Executive Officers and Affiliates

In January of 2008, Ms. Xiaohui Yang, a principal shareholder of our company and the mother of Mr. Libo Yang, our director and chief executive officer, purchased 3,335,910 of our ordinary shares from our then-existing shareholders for a consideration of US$2,800,029. In connection with this transaction, we lent US$2.8 million to Mr. Libo Yang free of any interest for an unspecified term. Mr. Libo Yang repaid such loan amount in full in April 2010.

Changzhou Kanghui provided loans to Changzhou Kangdi Medical Stapler Co., Ltd., or Changzhou Kangdi for its working capital use. On August 7, 2007, March 31, 2008, May 31, 2008 and October 30, 2008, Changzhou

Kanghui loaned RMB3.0 million, RMB3.0 million, RMB3.0 million and RMB560,000 to Changzhou Kangdi, respectively, in each case for an unspecified term and at zero interest. Changzhou Kangdi is a company whose 37.1% equity interest is owned by several of our shareholders and management, including Mr. Yikang Jiang, Mr. Zhengyu Jiang, Mr. Jun Du, Mr. Jiankai Shen and Mr. Libo Yang. The outstanding loan amount was RMB4.4 million, RMB560,000, nil and nil as of December 31, 2007, 2008 and 2009 and March 31, 2010, respectively. There is no loan amount outstanding as of the date of this prospectus.

Office Lease Transactions

Our subsidiary Changzhou Kanghui is operating part of its manufacturing activities in an approximately 2,000 square meter premise leased from Changzhou Kangdi. Changzhou Kanghui and Changzhou Kangdi entered into a premise lease agreement for a one-year term on January 1, 2009 and January 1, 2010, respectively. In 2007, 2008 and 2009 and the first quarter of 2010, Changzhou Kanghui paid a rent of nil, nil, RMB240,000 (US$35,160) and RMB60,000 (US$8,790), respectively, to Changzhou Kangdi in accordance with the lease agreement.

We have leased office space of approximately 147 square meters for the operation of our subsidiary Beijing Libeier from one of our directors, Ms. Hongxin Nie. We have entered into a lease agreement with Ms. Hongxin Nie and the current lease is expected to expire on September 30, 2010. In 2007, 2008, 2009 and the first quarter of 2010, Beijing Libeier paid a rent of RMB216,000, RMB216,000, RMB216,000 (US$31,644) and RMB54,000 (US$7,911) to Ms. Nie, respectively.

Changzhou Kanghui has leased one of its buildings of 3,080 square meters in Changzhou to Changzhou Outeke Medical Instruments Co., Ltd., or Outeke. Outeke is a company 30% owned by the spouse of Weiwei Long, a director of Changzhou Kanghui. The current lease runs from January 1, 2009 to December 31, 2012. In 2007, 2008, 2009 and the first quarter of 2010, Outeke paid rent of RMB314,187, RMB314,187, RMB314,187 (US$46,029) and RMB78,547 (US$11,507), respectively, to Changzhou Kanghui.

Beijing Libeier intends to lease a building from Ji’en Xingye Technology (Beijing) Co., Ltd., or Ji’en Xingye, a company jointly owned by Mr. Qian Guo, our vice president for Beijing Libeier, and Ms. Hongxin Nie, our vice president for Beijing Libeier and our director. The building is currently under construction and is expected to be completed and leased to Beijing Libeier in the second half of 2010. Beijing Libeier expects to move all its manufacturing activities out of the current leased premises to such new building at such time. On July 28, 2010, Beijing Libeier entered into a letter of intent with Ji’en Xingye, whereby the parties intended the lease to be for a term of three years at an annual rent of RMB4.5 million (including management fee).

Patent Transfer

In 2009, our chairman of the board of directors, Mr. Yikang Jiang, transferred 11 patents to Changzhou Kanghui at zero consideration. The parties executed 11 short form contracts for the purpose of filing these transfers with the State Intellectual Property Office of the PRC, or the SIPO, in March, May and June of 2009, respectively. The SIPO issued notices in April, May, June and July of 2009, respectively, by which the transfers of the 11 patents were approved.

Other Transactions

From time to time, Changzhou Kanghui has outsourced part of its manufacturing process to Outeke. In 2007, 2008, 2009 and the first quarter of 2010, Changzhou Kanghui paid nil, RMB1.8 million, RMB6.3 million (US$0.9 million) and RMB3.1 million (US$0.5 million) in processing fees to Outeke, respectively.

From time to time, Changzhou Kanghui processed medical stapler components for Changzhou Kangdi. In 2007, 2008, 2009 and the first quarter of 2010, Changzhou Kanghui received nil, RMB0.2 million, RMB0.1 million (US$14,650) and nil, respectively, in payment from Changzhou Kangdi for such processing services.

Beijing Libeier entered into an agreement on April 28, 2008, as amended on July 23, 2010, with Beijing Keyibangen Medical Instruments Co., Ltd., or Keyibangen, a company wholly owned and controlled by Mr. Zhenying Guo and Ms. Shufan Li, who are immediate family members of Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, who were both formerly shareholders of Beijing Libeier prior to our acquisition of the company on July 31, 2008. Such agreement was in connection with Beijing Libeier’s purchase of inventories (including raw materials and finished goods), manufacturing and processing equipment and office appliances and other items with a book value of approximately RMB8.5 million. As of December 31, 2007, 2008 and 2009 and March 31, 2010, the amounts due from Beijing Libeier to Keyibangen was RMB389,383, RMB8.2 million, RMB5.0 million (US$0.7 million) and RMB5.0 million (US$0.7 million), respectively.

Changzhou Kanghui entered into an agreement with Changzhou Bioconcept Medical Devices Co., Ltd., or Changzhou Bioconcept, on May 18, 2009 and January 1, 2010, respectively. The agreement dated January 1, 2010 will expire on December 31, 2010. According to the agreements, Changzhou Kanghui manufactures components of tooth implants and instruments on an OEM basis for Changzhou Bioconcept. Changzhou Bioconcept is a company 39.5% owned by Mr. Libo Yang, our director and chief executive officer. In 2007, 2008, 2009 and the first quarter of 2010, Changzhou Kanghui received payment of nil, nil, nil and RMB41,199 (US$6,036) from Changzhou Bioconcept, respectively.

Employment Agreement

See “Management—Employment Agreements.”

Share Incentives

See “Management—Prior Share Incentive Plans” and “Management—2010 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below. Our registered office is in the Cayman Islands located at the offices of Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies.

On July 16, 2010, we effected a share split whereby each authorized but unissued share of the Company was split into ten shares of US$0.001 par value each and (i) all of our issued and outstanding 5,771,440 ordinary shares of a par value of US$0.01 per share were split into 57,714,400 ordinary shares of US$0.001 par value per share, (ii) all of our issued and outstanding 1,317,316 Series A redeemable convertible preferred shares of a par value of US$0.01 per share were split into 13,173,160 preferred shares of US$0.001 par value per share, (iii) all of our issued and outstanding 2,606,161 Series B redeemable convertible preferred shares of a par value of US$0.01 per share were split into 26,061,610 preferred shares of US$0.001 par value per share, (iv) all of our issued and outstanding 182,493 Series B-1 redeemable convertible preferred shares of a par value of US$0.01 per share were split into 1,824,930 preferred shares of US$0.001 par value per share. The number of our authorized ordinary shares was increased from 96,076,523 to 960,765,230 as of December 31, 2008 and from 95,894,030 to 958,940,300 as of December 31, 2009 and March 31, 2010. As of the date of this prospectus, our authorized share capital consists of 1,000,000,000 shares, comprised of (i) 958,940,300 ordinary shares, each with a par value of US$0.001, of which 57,714,400 of such shares are issued and outstanding; (ii) 13,173,160 Series A redeemable convertible preferred shares authorized, each with a par value of US$0.001, of which all are issued and outstanding; (iii) 26,061,610 Series B redeemable convertible preferred shares authorized, each with a par value of US$0.001, of which all are issued and outstanding; and (iv) 1,824,930 Series B-1 redeemable convertible preferred shares authorized, each with a par value of US$0.001, of which all are issued and outstanding. Upon completion of this offering, all of our issued and outstanding Series A, Series B and Series B-1 redeemable convertible preferred shares will automatically convert into ordinary shares.

Upon completion of this offering, we will adopt our second amended and restated memorandum and articles of association, or New Articles, which will replace the current amended and restated memorandum and articles of association in its entirety and our authorized share capital will consist of 1,000,000,000 ordinary shares, each with a par value of US$0.001. The following are summaries of material provisions of our or New Articles and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or shareholders subject to the Companies Law and the articles of association.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder present in person or by proxy.

A quorum is required for a meeting of shareholders. Two shareholders who hold at least one-third in nominal value of our total voting ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative constitutes a quorum. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate at least ten percent of our ordinary shares. At least seven days advanced notice is required prior to convening our annual general meeting and other shareholders meetings.

An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting to pass. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares to pass.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of such shareholder’s ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the designated stock exchange or approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us; or

•	a fee of such maximum sum as the designated stock exchange may determine to be payable or such lesser sum as the board may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send notice of such refusal to both the transferor and transferee. The registration of transfers may, after compliance with any notice requirement of the designated stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital in connection with the winding up of the company or otherwise (other than in connection with conversion, redemption or purchase of ordinary shares), assets available for distribution to the holders of ordinary shares shall be distributed among them on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time call upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. Ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may under the terms of our New Articles to be adopted upon the completion of this offering:

•

issue ordinary shares on terms that they are to be redeemed or are liable to be redeemed at our option or at the option of the shareholders, on such terms and in such manner, including out of capital as may be determined by our board of directors; and

•	purchase our own ordinary shares (including any redeemable shares) on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; and

•

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our New Articles with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares

Our New Articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our New Articles authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company registered in the Cayman Islands that conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We intend to comply with NYSE rules, in lieu of following home country practice after the closing of our initial public offering. NYSE rules require that every company traded on the NYSE hold an annual general meeting of shareholders. In addition, our New Articles, which, upon receiving the requisite shareholder approval, are expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in such articles. We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—Risks Relating to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (i) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (ii) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, statutory provisions facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought under Cayman Islands laws but were unsuccessful for technical reasons. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be duly effected if authorized by a special or ordinary resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime. Our New Articles permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our New Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in Our New Articles

Some provisions of our New Articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our New Articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously thought that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved away from this subjective standard and towards an objective, reasonable director standard with regard to the required skill and care and these authorities, objective approach is likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law and our New Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our New Articles do not provide for shareholders’ right to put any proposal before the shareholders at the annual meetings nor to requisite any general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our New Articles require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our New Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our New Articles provide for a staggered board whereby our directors are divided into three classes, with one-third of our board standing for election every year. A director may not be removed by the board or the shareholders without cause. With cause, a director may be removed before the expiration of his period of office by way of an ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or has owned 15.0% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law of the Cayman Islands and our New Articles, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our New Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with sanction of a special resolution passed at a class meeting of holders of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our New Articles may only be amended with a special resolution passed at a general meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our New Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, no provisions in our New Articles govern the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Preferred Shares

In July 2006, we issued 13,173,160 Series A redeemable convertible participating preferred shares for an aggregate consideration of US$5,000,000. The investors in our Series A redeemable convertible participating preferred shares included IDG-Accel China Growth Fund L.P., which purchased 6,345,340 shares for US$2,408,437, IDG-Accel China Growth Fund-A L.P., which purchased 1,296,730 shares for US$492,188, IDG-Accel China Investors L.P., which purchased 591,150 shares for US$224,375, TDF Capital China II, LP, which purchased 4,745,300 shares for US$1,801,125 and TDF Capital Advisors, LP, which purchased 194,640 shares for US$73,875.

In January 2008, we issued 26,061,610 Series B redeemable convertible participating preferred shares for an aggregate consideration of US$27,500,000. The investors in our Series B redeemable convertible participating preferred shares included SIG China Investments One, Ltd., which purchased 13,403,110 shares for US$14,142,859, IDG-Accel China Growth Fund L.P., which purchased 2,901,860 shares for US$3,062,022, IDG-Accel China Growth Fund-A L.P., which purchased 593,030 shares for US$625,757, IDG-Accel China Investors L.P., which purchased 270,340 shares for US$285,260, TDF Capital China II, LP, which purchased 2,170,130 shares for US$2,289,905, TDF Capital Advisors, LP, which purchased 89,010 shares for US$93,920 and CDH Venture Capital Limited, which purchased 6,634,130 shares for US$7,000,278.

In April 2009, we issued 1,824,930 Series B-1 redeemable convertible participating preferred shares for an aggregate consideration of US$2,000,000. The investors in our Series B-1 redeemable convertible participating preferred shares included Vivo Ventures Fund VI, L.P., which purchased 1,811,670 shares for US$1,985,455, and Vivo Ventures VI Affiliates Fund, L.P., which purchased 13,260 shares for US$14,545.

On July 16, 2010, a resolution was passed by our shareholders to subdivide each share, including all preferred shares, of par value US$0.01 each in our authorized and issued share capital into ten shares of par value US$0.001 each. The number of preferred shares issued by the Company as described above has reflected the share subdivision as if it has in place at such relevant time.

Share Options

See “Management—Prior Share Incentive Plans” and “Management—2010 Share Incentive Plan.”

Registration Rights

See “Related Party Transactions—Investors’ Rights Agreement.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 10/F, Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive six ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, or commonly referred to as the direct registration system or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will give notice to the depositary bank at least 20 days (or such other number of days as the depositary bank and we may from time to time agree to) prior to the proposed distribution to specify the record date applicable for determining the holders of ADS entitled to receive such distribution and deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will give notice to the depositary bank at least 20 days (or such other number of days as the depositary bank and we may from time to time agree to) prior to the proposed distribution to specify the record date applicable for determining the holders of ADS entitled to receive such distribution and deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank at least 45 days (or such other number of days as the depositary bank and we may from time to time agree to) prior to the proposed distribution to specify the record date applicable for determining the holders of ADS entitled to receive such distribution and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank at least 45 days (or such other number of days as the depositary bank and we may from time to time agree to) prior to the proposed distribution to specify the record date applicable for determining the holders of ADS entitled to receive such distribution and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will give timely notice the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If fewer than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in Description of Share Capital.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted (in person or by proxy) as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (ii) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders will not be voted.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would impose or increase any fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) on the holders, or that would materially prejudice any of the holders’ substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary Bank

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue ADSs to broker/dealers before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions” and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have 6,675,000 outstanding ADSs representing approximately 30.6% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Each of our directors, executive officers existing shareholders and optionholders holding vested options within 180 days after this offering have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances described in “Underwriting.” After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers, existing shareholders and optionholders holding vested options within 180 days after this offering may be sold subject to the restrictions under Rule 144 under the Securities Act, or Rule 144, or by means of registered public offerings. As of the date of the prospectus, a total of 98,774,100 of our outstanding shares are subject to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Upon expiration of the lock-up agreements described above, persons who are our affiliates will hold approximately 57,640,410 of our ordinary shares eligible for sale subject to the restrictions under Rule 144 and may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1.0% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,308,141 shares immediately after this offering, or 1,368,216 shares if the underwriters exercise their option to purchase additional ADSs in full; and

•	the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transactions as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also shall be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act. Upon expiration of the lock-up agreements described above, persons who are not our affiliates will hold approximately 47,193,810 of our ordinary shares eligible for sale subject to the restrictions under Rule 144.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their shares satisfying the requirements of Rule 701 under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following is a discussion of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Conyers, Dill & Pearman, our Cayman Islands counsel. To the extent the discussion relates to matters of PRC tax law, it constitutes the opinion of Fangda Partners, our PRC counsel. To the extent the discussion related to matters of United States federal tax law, it constitutes the opinion of O’Melveny & Myers LLP, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The New EIT Law, and the implementation regulations for the New EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. The New EIT Law provided that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Currently, there is no detailed interpretation or implementation of the New EIT Law or its implementation regulation in respect of the criteria for determination of the location of “de facto management bodies” for overseas incorporated enterprises controlled by individual PRC residents like our company. Therefore, it is unclear and our PRC counsel is unable to opine on whether the PRC tax authority would require or permit us to be treated as PRC “resident enterprise”. If we are treated as a “resident enterprise”, we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax. Further, PRC income tax will also be applicable to the income of a “non-resident enterprise,” which does not have an establishment or place of business in China or which has an establishment or place of business in China but has income not effectively connected with such establishment or place of business, to the extent such income is derived from sources within the PRC. The consequences of the above treatment may include a 10% withholding tax applicable to our non-PRC enterprise shareholders. Specifically, a 10% withholding tax will be imposed on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by such non-PRC enterprise shareholders from disposition of our ordinary shares or ADSs, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes or if such dividends or gains are otherwise determined to be derived from sources within China. See “Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders” and “Risk Factors—Risk Relating to Doing Business in China—Dividends payable by us to our foreign investors and gains on the sales of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences and considerations of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

The actual tax consequences of investing in our ADSs or ordinary shares will vary depending on each prospective purchaser’s circumstances. Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a person holds ADSs or ordinary shares through a partnership or other flow-through entity, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation will be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which we have applied to list on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership of the ADSs or ordinary shares.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. An exception will apply if the dividends are subject to an effective foreign tax rate exceeding the highest applicable U.S tax rate on such dividends, in which case the dividends would be treated as general foreign source income for U.S. foreign tax credit rules. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC withholding taxes will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends, including in the event PRC withholding taxes apply to dividends paid to you.

Sale or Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares.

Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (up to a maximum rate of 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will be U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ADSs or ordinary shares, including in the event PRC withholding taxes apply to such disposition.

Passive Foreign Investment Company

If we are a passive foreign investment company, or “PFIC,” in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you would be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We do not expect to be a PFIC for the taxable year 2010. Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010. Despite our expectation, there can be no assurance that we will not be a PFIC in 2010 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operation. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an

“excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

You would be able to avoid the PFIC rules regarding “excess” distribution and gain described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain “regularly traded” on a national securities exchange, such as the NASDAQ. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their fair market value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding “excess” distribution and gain described above. A U.S. Holder that makes such an election would include in income for a taxable year its pro rata share of the corporation’s income for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

In addition to any other information reporting requirements that apply, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

Information Reporting and Backup Withholding

In general, dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you (a) come within certain exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Piper Jaffray & Co.
Cowen and Company, LLC
Canaccord Genuity Inc.

Total	6,675,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below. Morgan Stanley & Co. International plc and Piper Jaffray & Co. will offer the ADSs in the United States through their registered broker-dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,001,250 additional ADSs at the public offering price set forth on the cover of this prospectus less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$             and the total underwriters’ discounts and commissions would be US$            . We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$
Total by the selling shareholders	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$4.0 million. Expenses include SEC and Financial Industry Regulatory Authority filing fees, the NYSE listing fee, and printing, legal, accounting and miscellaneous expenses.

We have applied to list the ADSs on the NYSE under the symbol “KH.”

We have agreed that, without the prior written consent of the underwriters, we will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	ADSs to be sold by us to the underwriters in the offering;

•

the issuance by us of ordinary shares issuable upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period.

Each of our directors, executive officers, existing shareholders and optionholders holding vested options within 180 days after this offering has agreed that, without the prior written consent of the underwriters, such director, officer or shareholder will not, during the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	ADSs to be sold by the selling shareholders to the underwriters in the offering;

•

transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made in connection with subsequent sales of ordinary shares, ADSs or other securities acquired in such open market transactions;

•

the exercise of any rights to acquire ordinary shares, ADSs or other securities of our company issued pursuant to any share option or similar equity incentive or compensation plan of our company for the issuance of share options or equity grants, provided that, in each case, such plan is in effect as of the date of and disclosed in this prospectus;

•

transfers of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs (i) to an immediate family member or a trust formed for the benefit of an immediate family member, (ii) as a bona fide gift or (iii) through will or intestacy, provided that each transferee or donee or recipient shall agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period;

•

transfers or distributions of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs to partners, members, shareholders or affiliates, provided that such transferee or distributee shall agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period.

The restricted period will be extended under certain circumstances. If (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restricted period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the

ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

People’s Republic of China.    This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland.    This prospectus does not constitute a prospectus within the meaning of Art. 625a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange or corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. This prospectus may not be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offering of the ADSs in Switzerland.

Taiwan.    The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

Directed Share Program

At our request, the underwriters have reserved up to five percent of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to certain of our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$	7,130
NYSE listing fee		125,000
Financial Industry Regulatory Authority Inc. filing fee		10,522
Printing and engraving expenses		130,000
Legal fees and expenses		1,200,000
Accounting fees and expenses		1,500,000
Miscellaneous		1,027,348

Total	US$	4,000,000

LEGAL MATTERS

Certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by O’Melveny & Myers LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Latham & Watkins. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Jun He Law Offices. O’Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Latham & Watkins may rely upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Kanghui Holdings at December 31, 2008 and 2009, and for each of the years then ended, and the financial statements of Beijing Libeier Biology Engineering Research Institute Co., Ltd. for the period from January 1 to July 30, 2008 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai 200120, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA KANGHUI HOLDINGS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

China Kanghui Holdings:

We have audited the accompanying consolidated balance sheets of China Kanghui Holdings (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Kanghui Holdings at December 31, 2008 and 2009 and the consolidated results of its operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

July 23, 2010

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

		As of December 31,			Pro Forma as of December 31,
	Note	2008	2009		2009
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
					(unaudited)
					(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		85,679	122,567	17,956
Bills receivable		2,659	4,666	684
Short-term investments	5	7,000	27,044	3,962
Accounts receivable, net	7	41,549	43,202	6,328
Inventories, net	8	53,478	75,674	11,086
Prepayments and other current assets	9	7,899	9,912	1,452
Deferred tax assets	19	7,298	8,356	1,224
Amount due from related parties	21	23,010	20,468	2,999

Total current assets		228,572	311,889	45,691

Non-current assets:
Property, plant and equipment, net	10	69,546	72,487	10,619
Intangible assets, net	11	54,113	50,588	7,411
Prepaid land lease payments	12	2,426	2,371	347
Goodwill	13	113,726	130,985	19,189
Deposits for non-current assets	14	2,480	21,799	3,194
Deferred tax assets	19	453	2,670	391

Total non-current assets		242,744	280,900	41,151

Total assets		471,316	592,789	86,842

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS (CON’T)

AS OF DECEMBER 31, 2008 AND 2009

		As of December 31,			Pro Forma as of December 31,
	Note	2008	2009		2009
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
					(unaudited)
					(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		13,586	10,665	1,562
Accrued expenses and other liabilities	15	30,737	39,727	5,820
Income tax payable		4,733	3,026	443
Deferred revenue		493	425	62
Uncertain tax positions	19	15,626	13,145	1,926
Amount due to related parties	21	25,037	38,960	5,708

Total current liabilities		90,212	105,948	15,521

Non-current liabilities:
Deferred government grants	16	—	7,832	1,147
Deferred tax liabilities	19	12,750	12,225	1,791

Total non-current liabilities		12,750	20,057	2,938

Total liabilities		102,962	126,005	18,459

Commitments and contingencies	23

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS (CON’T)

AS OF DECEMBER 31, 2008 AND 2009

		As of December 31,			Pro Forma as of December 31,
	Note	2008	2009		2009
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
					(unaudited)
					(Note 2)
Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.001 per share; 13,173,160 shares as of December 31, 2008 and 2009 authorized, issued and outstanding)	17	60,459	71,198	10,430	—	—
Series B redeemable convertible preferred shares (par value of US$0.001 per share; 26,061,610 shares as of December 31, 2008 and 2009 authorized, issued and outstanding)	17	245,082	318,262	46,625	—	—
Series B-1 redeemable convertible preferred shares (par value of US$0.001 per share; nil and 1,824,930 shares as of December 31, 2008 and 2009 authorized, issued and outstanding, respectively)	17	—	15,921	2,332	—	—

Total mezzanine equity		305,541	405,381	59,387	—	—

Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 960,765,230 shares and 958,940,300 shares authorized as of December 31, 2008 and 2009, respectively; 57,714,400 shares issued and outstanding as of December 31, 2008 and 2009; 98,774,100 shares for pro forma (unaudited))		462	462	68	742	109
Additional paid-in capital		17,745	28,053	4,110	433,154	63,456
Accumulated other comprehensive loss		(13,506)	(13,536)	(1,983)	(13,536)	(1,983)
Statutory reserves	18	14,933	20,782	3,045	20,782	3,045
Retained earnings		43,179	25,642	3,756	25,642	3,756

Total shareholders’ equity		62,813	61,403	8,996	466,784	68,383

Total liabilities, mezzanine equity and shareholders’ equity		471,316	592,789	86,842

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

		For the year ended December 31,
	Note	2008	2009
		RMB	RMB	US$
		(in thousands, except for share and per share data)
Net revenue		139,646	184,331	27,004
Cost of revenue	16	(49,401)	(54,719)	(8,016)

Gross profit		90,245	129,612	18,988

Operating expenses:
Selling expenses		(12,962)	(23,246)	(3,406)
General and administrative expenses		(14,955)	(25,615)	(3,753)
Research and development costs	16	(2,679)	(3,876)	(568)

Operating income		59,649	76,875	11,261
Interest income		3,652	974	143
Government grants	16	1,348	9,807	1,437
Other income		459	318	47
Other expenses		(605)	(337)	(49)
Foreign exchange loss		(731)	(286)	(42)

Income before income taxes		63,772	87,351	12,797
Income tax expense	19	(3,796)	(12,384)	(1,814)

Net income		59,976	74,967	10,983

Accretion of redeemable convertible preferred shares:
Series A	25	(10,035)	(10,739)	(1,573)
Series B	25	(45,743)	(73,180)	(10,721)
Series B-1	25	—	(2,736)	(401)

Net income (loss) attributable to ordinary shareholders		4,198	(11,688)	(1,712)

Earnings (loss) per share:
Basic	25	0.04	(0.20)	(0.03)
Diluted	25	0.04	(0.20)	(0.03)

Shares used in earnings (loss) per share computation:
Basic	25	57,714,400	57,714,400	57,714,400
Diluted	25	59,936,930	57,714,400	57,714,400

Pro forma earnings per share (unaudited):
Basic	25		0.76	0.11
Diluted	25		0.72	0.11

Shares used in pro forma earnings per share computation (unaudited):
Basic	25		98,774,100	98,774,100
Diluted	25		103,874,390	103,874,390

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	For the year end December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	59,976	74,967	10,983
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	5,121	10,308	1,510
Depreciation of property, plant and equipment	8,213	9,192	1,347
Amortization of intangible assets	1,552	3,525	516
Amortization of prepaid land lease payments	55	55	8
Foreign exchange loss	731	286	42
Loss on disposal of equipment	44	3	—
Provision for bad debts	847	534	78
Write-down of inventories	292	764	112
Realized loss (gain) on trading securities	70	(44)	(5)
Deferred tax benefit	(3,636)	(3,800)	(557)
Changes in operating assets and liabilities:
Bills receivable	(2,105)	(2,007)	(294)
Accounts receivable	(1,178)	(2,187)	(320)
Inventories	(6,823)	(22,960)	(3,364)
Prepayments and other current assets	(1,116)	(2,013)	(295)
Amount due from related parties	(22,645)	2,542	372
Deposit for land use rights	—	(21,305)	(3,121)
Accounts payable	3,446	(2,921)	(428)
Accrued expenses and other liabilities	1,341	9,241	1,354
Income tax payable	3,816	(1,707)	(250)
Deferred revenue	99	(68)	(10)
Uncertain tax positions	(2,866)	(2,481)	(363)
Amount due to related parties	(2,378)	(374)	(55)
Deferred government grants	—	7,832	1,147

Net cash generated from operating activities	42,856	57,382	8,407

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition, net of cash acquired	(144,591)	—	—
Acquisition of property, plant and equipment	(14,138)	(13,364)	(1,958)
Acquisition of short-term investments	(11,300)	(29,000)	(4,248)
Proceeds from short-term investments	11,300	9,000	1,318
Proceeds from disposal of property, plant and equipment	105	—	—

Net cash used in investing activities	(158,624)	(33,364)	(4,888)

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS (CON’T)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	For the year end December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B redeemable convertible preferred shares (net of paid issuance costs)	199,339	—	—
Proceeds from issuance of Series B-1 redeemable convertible preferred shares (net of paid issuance costs)	—	13,185	1,932

Net cash generated from financing activities	199,339	13,185	1,932
Exchange rate effect on cash	(13,055)	(315)	(47)

Net increase in cash and cash equivalents	70,516	36,888	5,404
Cash and cash equivalents at beginning of year	15,163	85,679	12,552

Cash and cash equivalents at end of year	85,679	122,567	17,956

Supplemental cash flow information:
Income tax paid	6,485	20,372	2,985

Supplemental disclosure of non-cash activities:
Acquisition of property, plant and equipment through utilization of deposits	—	1,986	291
Accretion of redeemable convertible preferred shares:
Series A	10,035	10,739	1,573
Series B	45,743	73,180	10,721
Series B-1	—	2,736	401

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total shareholders’ equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2008	57,714,400	462	12,624	(1,182)	9,804	44,110	65,818
Comprehensive income:
Net income	—	—	—	—	—	59,976	59,976
Foreign currency translation adjustments	—	—	—	(12,324)	—	—	(12,324)

Total comprehensive income							47,652
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(10,035)	(10,035)
Series B	—	—	—	—	—	(45,743)	(45,743)
Share-based compensation	—	—	5,121	—	—	—	5,121
Appropriation of statutory reserves	—	—	—	—	5,129	(5,129)	—

Balance as of December 31, 2008	57,714,400	462	17,745	(13,506)	14,933	43,179	62,813

Comprehensive income:
Net income	—	—	—	—	—	74,967	74,967
Foreign currency translation adjustments	—	—	—	(30)	—	—	(30)

Total comprehensive income							74,937
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(10,739)	(10,739)
Series B	—	—	—	—	—	(73,180)	(73,180)
Series B-1	—	—	—	—	—	(2,736)	(2,736)
Share-based compensation	—	—	10,308	—	—	—	10,308
Appropriation of statutory reserves	—	—	—	—	5,849	(5,849)	—

Balance as of December 31, 2009	57,714,400	462	28,053	(13,536)	20,782	25,642	61,403

Balance as of December 31, 2009, in US$’000	57,714,400	68	4,110	(1,983)	3,045	3,756	8,996

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of China Kanghui Holdings (the “Company”) and its wholly owned subsidiaries (“subsidiaries”), including Changzhou Kanghui Medical Innovation Co., Ltd. (“Changzhou Kanghui”), Beijing Libeier Biology Engineering Research Institute Co., Ltd. (“Beijing Libeier”) and Shanghai Zhikang Medical Devices Co., Ltd. (“Shanghai Zhikang”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral. The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2009 are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Changzhou Kanghui	August 25, 1997	PRC	100%	Development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral

Beijing Libeier	July 15, 1996 (Acquired July 31, 2008)	PRC	100%	Development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral

Shanghai Zhikang	July 31, 2009	PRC	100%	Sale of medical instruments, in pre-operating stage

China Kanghui Holdings was incorporated under the laws of the Cayman Islands on April 19, 2006. The Company does not have any substantive operations of its own and conducts its primary business operations through its subsidiaries, Changzhou Kanghui and Beijing Libeier. Changzhou Kanghui was incorporated in the People’s Republic of China (“PRC”) on August 25, 1997. The Company effected a reorganization in June 2006 by entering into an equity transfer agreement with Changzhou Kanghui’s shareholders, who transferred all their shares to the Company, for consideration of RMB50,400,000. The purpose of the reorganization was to establish a holding company for the future listing of Changzhou Kanghui. Therefore, all existing shareholders of Changzhou Kanghui received ordinary shares of the Company based on their ownership of interest in Changzhou Kanghui. The assets of the combined group after the reorganization are those of Changzhou Kanghui prior to the reorganization. The reorganization of Changzhou Kanghui in June 2006 was accounted for as a transaction without substance as described in FASB Technical Bulletin (“FTB”) No. 85-5, Issues Relating to Accounting for Business Combinations, and; therefore, the assets and liabilities were accounted for on the carryover basis. As a result, Changzhou Kanghui became a wholly owned subsidiary of the Company.

Effective July 31, 2008, the Company acquired the 100% equity interest in Beijing Libeier from the two individual shareholders for initial cash consideration of RMB148,500,000 (US$21,755,373) and additional contingent future payments totaling up to RMB33,660,000 (US$4,922,428). As a result, Beijing Libeier became a wholly owned subsidiary of the Company (see note 4).

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Shanghai Zhikang was directly incorporated by Changzhou Kanghui in the PRC on July 31, 2009. Shanghai Zhikang has not yet commenced operations as of December 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation of its acquisitions, allowance for doubtful accounts, reserve for sales returns, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, fair value estimates, realization of deferred tax assets, tax reserves, fair value of share options, and the realizable value for inventories. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed to be a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with VIE Subsections of ASC topic 810, Consolidation (“ASC 810”), which requires significant use of judgments in determining its application. When an entity is not deemed to be a VIE, the Company considers the guidance in the General Subsections to determine whether its financial interest in that entity constitutes a controlling financial interest. The Company consolidates (i) entities that are VIEs of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. All significant intercompany transactions and balances have been eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date control ceases.

In connection with the issuance of preferred shares in July 2006, January 2008 and April 2009, the holders of the preferred shares were provided with participating rights as defined in the preferred share agreements. As a result, the subsidiaries are considered VIEs in accordance with the VIE Subsections of ASC 810. In addition, the Company has the obligation to absorb the expected losses and the right to receive the expected residual returns of the subsidiaries by virtue of its 100% direct equity interests in the subsidiaries and, therefore, is determined to be the primary beneficiary.

As the VIEs are wholly owned by the Company, the VIEs are also referred to as subsidiaries throughout these notes.

Foreign Currency Translation and Transactions

The Company’s PRC subsidiaries have determined their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC topic 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The functional currency of the Company is the United States dollar (“US$”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency-denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8259 to US$1.00 on December 31, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than 90 days. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days, are classified as short-term investments which are stated at their approximate fair value.

Bills Receivable

To reduce the Group’s credit risk, the Group has required certain customers to pay for products using bills receivable. Bills receivable represent short-term notes receivable issued by financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

Short-term Investments

The Group accounts for its remaining short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt and Equity Securities. ASC 320 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The Group invests in debt instruments that it has classified as trading securities as it did not document its intent to hold the investments to maturity at acquisition. Unrealized and realized gains and losses associated with the trading securities are included in earnings.

Accounts Receivable and Allowance for Doubtful Accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	20 years
Machinery and equipment	10 years
Electronic and office equipment	5 years
Motor vehicles	5 years
Computer software	5 years

For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Prepaid Land Lease Payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition.

Intangible assets with finite useful lives relate to patented technology, product certificates and customer relationships. These intangible assets are amortized on a straight-line basis over the respective estimated useful lives ranging from 4 to 20 years.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Group’s goodwill and acquisition related intangible assets outstanding at December 31, 2008 and 2009 were related to the Group’s acquisition of Beijing Libeier (see

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

note 4). In accordance with the provisions of ASC topic 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than the its carrying value, the difference is recognized an impairment loss. The Group determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset groups, including intangibles with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) which indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its estimated fair value, generally based upon discounted cash flows. No such impairment charge was recognized for any of the periods presented.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term investments, certain other current assets, accounts payable, certain other current liabilities, and redeemable convertible preferred shares. The carrying values of these financial instruments, other than the redeemable convertible preferred shares, approximate their fair values due to their short-term maturities. The redeemable convertible preferred shares were initially recorded at issue price net of issuance costs. The Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable convertible preferred shares to equal the redemption value at the end of each reporting period (see note 17). The Group, with the assistance of an independent third-party valuation firm, determined the fair values of redeemable convertible preferred shares.

Revenue Recognition

The Group recognizes revenue from the sale of products when all of the following criteria within ASC subtopic 605, Revenue Recognition, are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. The majority of the Group’s revenues are derived directly from sales to distributors, and in most cases, the Group’s sales arrangements are evidenced by distributor agreements or purchase orders based on master agreements.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Customers generally take title and assume the risks and rewards of ownership of the products upon acceptance of the products, which generally occurs when products reach their destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Group assesses a customer’s creditworthiness before accepting sales orders. When the criteria above are met, the Group records revenue upon delivery of the product. For certain distributors, the Group requires cash payment in advance of shipment, resulting in deferral of revenue until the time of delivery. The Group permits returns of its products by its distributors on a case-by-case basis, and returns have historically ranged from 3% to 5% of its net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. The Group has a sufficiently long period of returns experience from its distributors over its operating history, and the evaluation of this historical data enables the Group to reasonably estimate returns. Estimated returns are recorded as a reduction of net revenue in the same period revenue is recognized and an accrual for such returns is provided in the Group’s consolidated financial statements.

The Group offers sales incentives to certain large domestic distributors at a percentage of the annual sales revenue earned from the distributors based on achieving purchase and payment targets established on an annual basis. The Group estimates its obligations under such agreements based on an evaluation of the likelihood of the distributors’ achievement of the purchase and payment targets, giving consideration to the actual purchase and payment activity during the incentive period and, as appropriate, evaluation of distributors’ purchase and payment trends and history. The sales incentives are in the form of credits that can be applied to future purchases. The sales incentives are determined after the completion of the incentive period of one year, and can be applied to future purchases in the subsequent year. The Group provides an accrual for estimated amounts due and recognizes the incentives as a reduction of revenue.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Research and Development Costs

Research and development costs are expensed as incurred.

Government Grants

Government grants are provided by the relevant PRC municipal government authorities to reward the Group for the business achievements, subsidize the cost of certain research and development projects, and subsidize the construction of property, plant, and equipment. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Group will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Where the grant relates to an asset, it is recognized as deferred government grants and released to the statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense. Government grants that are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group’s operating activities are classified as non-operating income upon receipt.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to reduce deferred tax assets to the amount that is more-likely-than-not to be realized, based on the weight of available evidence. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group applies ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “income tax expense” in the consolidated statements of operations.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents a net VAT recoverable balance at the balance sheet date.

Leases

In accordance with ASC topic 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were RMB1,070,272 and RMB1,551,654 (US$227,319) for the years ended December 31, 2008 and 2009, respectively. The Group has no capital lease for any of the periods stated herein.

Share-Based Compensation

The Group’s employees participate in the Company’s stock option plan which is more fully discussed in note 21. The Group applies ASC topic 718, Compensation—Stock Compensation, which requires that share-

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the accompanying consolidated statements of operations.

In accordance with ASC 718, grant date fair value of share-based awards to employees is calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule based on service conditions.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Advertising Expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in selling expenses, amounted to RMB1,136,680 and RMB3,690,150 (US$540,610) for the years ended December 31, 2008 and 2009, respectively.

Earnings Per Share

Earnings per share is computed in accordance with ASC topic 260, Earnings per Share. As the redeemable convertible preferred shares are participating securities and do not share in the losses of the Company, the two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable convertible preferred shares are included in the computation of diluted earnings per ordinary share on an “if-converted” basis when the impact is dilutive. In the event the if-converted method is anti-dilutive, then the two-class method should be used to compute diluted earnings per ordinary share, including the effect of potential ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per ordinary share by application of the treasury stock method. Basic and diluted earnings per ordinary share are presented in the Company’s consolidated statements of operations.

Share split

Ordinary and preferred share and per share data presented for all periods reflect the effects of a 1-for-10 share split, which was effected through a resolution by the Board of Directors on July 16, 2010 (See Note 26).

Unaudited Pro Forma Shareholders’ Equity

Upon either the completion of a qualified initial public offering or the vote or the written consent of the holders of more than 50% of each of the then outstanding Series A Shares (voting together as a single class),

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Series B Share (voting together as a single class), and Series B-1 Shares (voting together as a single class), all of the Series A, Series B and Series B-1 redeemable convertible preferred shares outstanding will automatically convert into ordinary shares. Unaudited pro forma shareholders’ equity as of December 31, 2009, as adjusted for the assumed conversion of the redeemable convertible preferred shares, is set forth on the consolidated balance sheets. Unaudited pro forma earnings per share for year ended December 31, 2009, as adjusted for the assumed conversion of the redeemable convertible preferred shares as of January 1, 2009, is set forth on the consolidated statements of operations (see note 25).

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of changes in shareholders’ equity.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-01, which amends ASC topic 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. GAAP for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “ASC”. Changes to the ASCs subsequent to June 30, 2009 are referred to as Accounting Standards Updates (“ASU”). The Group has implemented the Codification in the consolidated financial statements by providing references to the ASC topics.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), as codified in ASC topic 810, Consolidation (“ASC 810”). ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASC 810 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASC 810 did not have a material impact on the Group’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Disclosures about Fair Value Measurements, ASU 2010-06, which amends ASC topic 820, provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material effect on the Group’s consolidated financial statements.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2009, substantially all of the Group’s cash and cash equivalents was deposited in financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are mainly derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. As of December 31, 2008, two customers accounted for, on an individual basis, 21% and 17% of the Group’s total accounts receivable. As of December 31, 2009, one single customer accounted for 15% of the Group’s total accounts receivable.

Concentration of customers

The Group mainly sells its products to distributors in the PRC and sales to distributors account for a substantial portion of all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the years ended December 31, 2008 and 2009, no customer contributed more than 10% of the Group’s total revenues.

Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest suppliers, who collectively accounted for 66% and 61% of the Group’s total raw material purchases for the years ended December 31, 2008 and 2009, respectively. For the year ended December 31, 2008, four suppliers contributed, on an individual basis, 17%, 15%, 12% and 12%, respectively. For the year ended December 31, 2009, three suppliers contributed, on an individual basis, 20%, 18% and 11%, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Group to identify other suppliers in order to manufacture its products. Any disruption in the supply of the raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

Business and economic risk

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility and foreign currency exchange rate risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual-rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

4. ACQUISITION

In April 2008, the Company entered into an equity transfer agreement to acquire all of the outstanding shares of Beijing Libeier for RMB148,500,000 (US$21,755,373) in cash, and additional contingent future payments totaling up to RMB33,660,000 (US$4,931,218) based on the performance of the Beijing Libeier business for each of the years ended December 31, 2008 and 2009 (inclusive of pre-acquisition and post- acquisition results). Effective July 31, 2008, the Company completed the acquisition of Beijing Libeier at which time Beijing Libeier became a 100% owned subsidiary of the Company. The acquisition of Beijing Libeier was designed to complement the Group’s existing network of development, manufacture and sales of medical implants and instruments. The results of Beijing Libeier’s operations have been included in the Group’s consolidated financial statements commencing July 31, 2008.

As it was determined that the operating results of Beijing Libeier satisfied the performance criteria within the agreement for both years, additional consideration is distributable to the former shareholders of Beijing Libeier. The Company has recorded the fair value of the consideration issuable as of each balance sheet date as an additional cost of the acquisition. The purchase price allocation for the acquisition is primarily based on valuations determined by the Company with the assistance of an independent third party valuation firm. The consideration was more than the fair value of the net identifiable assets which led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value on the acquisition date, including the amount due upon resolution of the contingent consideration, as follows:

	RMB’000	US$’000
Goodwill	130,985	19,189
Current assets	24,571	3,600
Plant and equipment	4,105	601
Intangible assets	55,261	8,096
Deferred tax assets, non-current	109	16
Deposit for non-current assets	675	99
Uncertain tax positions	(1,894)	(277)
Current liabilities	(17,837)	(2,614)
Deferred tax liabilities, non-current	(13,815)	(2,024)

Total consideration	182,160	26,686
Consideration paid	(148,500)	(21,755)

Additional payment issuable as of December 31, 2009	33,660	4,931

The Company has evaluated the fair value of the acquired intangible assets, and has assigned the following values to intangible assets: RMB3,044,358 (US$446,001) to the patented technology, to be amortized over the remaining 92 months of the patent; RMB2,462,718 (US$360,790) to customer relationships, to be amortized over 48 months and RMB49,753,909 (US$7,288,989) to product certificates, to be amortized over 240 months.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

The results of operations of Beijing Libeier have been included in the consolidated financial statements since the merger date of July 31, 2008. The unaudited pro forma data presented below assumes that the merger occurred as of January 1, 2008, and includes pro forma adjustments to (i) increase depreciation expense to reflect the plant and equipment acquired in the merger, and (ii) increase amortization expense to reflect the intangible assets acquired in the merger. The unaudited pro forma results do not purport to be indicative of the results of operations that would have occurred had the merger been consummated as of January 1, 2008.

For the year ended December 31, 2008

(Amounts in thousands, except per share data)
Net revenue	158,532
Net income	68,368
Earnings per ordinary share:
Basic	0.13
Diluted	0.13

5. SHORT-TERM INVESTMENTS

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Short-term investments:
Trading securities	7,000	6,000	879
Held-to-maturity securities
Fixed-rate investments	—	21,044	3,083

	7,000	27,044	3,962

During the years ended December 31, 2008 and 2009, the Group recorded short-term investment gains and interest income of RMB17,400 and RMB306,223 (US$44,863), respectively, in the consolidated statements of operations.

As of December 31, 2009, the total amount of six-month to one-year time deposits in commercial banks and financial institutions is RMB21,044,173 (US$3,083,034).

The following table summarizes the estimated fair value of fixed-rate investments as of December 31, 2009:

	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Fixed-rate investments	21,044	219	—	21,263	3,115

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

6. FAIR VALUE MEASUREMENTS

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures cash equivalents, fixed-rate investments and trading securities at fair value. Fixed-rate investments are classified as held-to-maturity securities and stated at the amortized cost. Cash equivalents, fixed-rate investments and trading securities are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2009
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Short-term investments:
Fixed-rate investments	21,263	—	—	21,263	3,115
Trading securities	—	6,000	—	6,000	879

	21,263	6,000	—	27,263	3,994

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

	Fair value measurement at December 31, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2008
	RMB’000	RMB’000	RMB’000	RMB’000
Cash equivalents:
Time deposits	19,429	—	—	19,429
Short-term investments:
Trading securities	—	7,000	—	7,000

	19,429	7,000	—	26,429

7. ACCOUNTS RECEIVABLE, NET

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Accounts receivable	43,136	44,583	6,531
Allowance for doubtful accounts	(1,587)	(1,381)	(203)

Accounts receivable, net	41,549	43,202	6,328

Movement in allowance for doubtful accounts:
Balance at beginning of the year	(1,402)	(1,587)	(233)
Provision for bad debts	(847)	(534)	(78)
Write-off against allowance for doubtful accounts	662	740	108

Balance at end of the year	(1,587)	(1,381)	(203)

The additions of allowance for doubtful accounts were charged to general and administrative expenses for the years ended December 31, 2008 and 2009.

8. INVENTORIES, NET

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Raw materials	14,933	19,088	2,796
Work-in-progress	10,399	17,533	2,569
Finished goods	28,146	39,053	5,721

	53,478	75,674	11,086

The amounts of write-down of inventories recognized as an expense in cost of revenue for the years ended December 31, 2008 and 2009 were RMB291,741 and RMB763,846 (US$111,904), respectively.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

9. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Prepayments to suppliers*	1,467	1,683	247
Prepaid expenses	4,308	4,967	728
Deferred initial public offering (“IPO”) costs**	—	1,722	252
Others	2,124	1,540	225

	7,899	9,912	1,452

*	The amount represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the raw materials. To date, the Group has not experienced any loss on prepayments to suppliers.
**	Amount represents the deferred costs incurred by the Group directly attributable to the Company’s pursuit of an IPO in the U.S. market, which are incremental to the Group and will be charged against the gross proceeds received from the expected IPO.

10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Buildings	21,557	21,557	3,158
Machinery and equipment	64,136	74,955	10,981
Electronic and office equipment	5,384	6,355	931
Motor vehicles	3,140	3,285	481
Computer software	751	933	137

	94,968	107,085	15,688
Less: Accumulated depreciation	(25,422)	(34,598)	(5,069)

	69,546	72,487	10,619

Depreciation expenses were RMB8,212,685 and RMB9,192,049 (US$1,346,643) for the years ended December 31, 2008 and 2009, respectively, and were included in the following captions:

	2008	2009
	RMB’000	RMB’000	US$’000
Cost of revenue	6,513	7,291	1,068
Selling expenses	111	364	53
General and administrative expenses	1,442	1,396	205
Research and development costs	147	141	21

	8,213	9,192	1,347

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

11. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Patented technology	3,044	3,044	446
Product certificates	49,754	49,754	7,289
Customer relationships	2,463	2,463	361
Patent	466	466	68

	55,727	55,727	8,164
Less: Accumulated amortization	(1,614)	(5,139)	(753)

	54,113	50,588	7,411

Intangible amortization expenses were approximately RMB1,551,781 and RMB3,525,271 (US$516,455) for the years ended December 31, 2008 and 2009, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	RMB’000	US$’000
2010	3,593	526
2011	3,593	526
2012	3,335	489
2013	2,891	424
2014	2,884	423

	16,296	2,388

12. PREPAID LAND LEASE PAYMENTS

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Prepaid land lease payments	2,764	2,764	405
Less: Accumulated amortization	(338)	(393)	(58)

	2,426	2,371	347

For each of the next five years starting from January 1, 2010, annual amortization expenses of the prepaid land lease payments is expected to be RMB55,286 (US$8,099).

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

13. GOODWILL

Goodwill is comprised of the following:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Balance at beginning of year	—	113,726	16,661
Goodwill recognized from acquisition of Beijing Libeier	97,325	—	—
Goodwill adjustment as result of contingent consideration	16,401	17,259	2,528

Balance at end of year	113,726	130,985	19,189

No impairment loss was recognized in any of the periods presented.

14. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Deposits for purchase of property, plant and equipment*	2,480	494	73
Deposit for land use rights**	—	21,305	3,121

	2,480	21,799	3,194

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Group entered into for the future scheduled purchases of equipment. The remaining contractual obligations associated with these purchase contracts are RMB613,368 and RMB1,595,919 (US$233,803) as of December 31, 2008 and 2009, respectively, and is included in the amount disclosed as purchase commitments in note 23. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment and subsequently. To date, the Group has not experienced any loss on deposits to suppliers.
**	Represents interest-free non-refundable payments to a local government associated with a contract the Group entered into for the acquisition of land use rights. The amount per the contract has been fully paid by the Group. This deposit will be transferred to land use rights and the amortization will commence when the Group has the right to use the land.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

15. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Accrued sales returns	5,189	5,023	736
Accrued sales incentives	3,045	5,867	860
Salary and welfare payable	1,791	6,882	1,008
Social funds payable	5,562	7,769	1,138
Business and other taxes payable	4,681	6,130	898
Government grants	4,800	500	73
Customer deposits*	1,560	2,336	342
Deposits	1,808	3,342	490
Accrual for purchase of equipment	571	320	47
Others	1,730	1,558	228

	30,737	39,727	5,820

*	Customer deposits represent cash payments received from customers in advance of the delivery of implants and instruments. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contracts.

16. DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2008, and 2009, the Group received RMB1,348,150 and RMB18,907,000 (US$2,769,891), respectively, in government grants from the relevant PRC government authorities.

Of the grants received during the years ended December 31, 2008 and 2009, RMB1,348,150 and RMB9,807,000 (US$1,436,734), respectively, were provided to reward the Group for the business achievements.

The remaining government grants received during the year ended December 31, 2009 is required to be used in research and development projects and construction of property, plant, and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Group has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the cost of research and development are recorded as a reduction of the related research and development expenses. Grants that subsidize the construction cost of property, plant and equipment are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Movements in deferred government grants are as follows:

	For the year ended December 31, 2009
	RMB’000	US$’000
Balance at beginning of year	—	—
Additions	9,100	1,333
Recognized in the statement of operations:
—corresponding with research and development costs	(1,062)	(156)
—corresponding with depreciation of property, plant and equipment	(206)	(30)

Balance at end of year	7,832	1,147

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 10, 2006, the Company issued 7,714,400 Ordinary Shares and 13,173,160 preferred shares (the “Series A Preferred Shares”) for an aggregate purchase price of US$3,000,000 and US$5,000,000 respectively, or US$0.39 per share for Ordinary Shares and $0.38 per share for Series A Preferred Shares respectively. In connection with the issuance of the Series A Preferred Shares, the Company also issued Series A Warrants (the “Warrants”) on July 10, 2006 without additional consideration, to purchase up to 183,705,990 Series A Preferred Shares at the exercise price of US$0.001 per share, exercisable only if certain conditions are met.

On January 3, 2008, the Company issued 26,061,610 preferred shares (the “Series B Preferred Shares”) for an aggregate purchase price of US$27,500,000, or US$1.06 per share. In connection with the issuance of Series B Preferred Shares, the investors purchased from certain existing shareholders of the Company 9,109,390 Ordinary Shares for an aggregate purchase price of US$7,646,058 in accordance with the Ordinary Share Purchase Agreement, or US$0.84 per share. The Warrants issued with the issuance of Series A Preferred Shares were subsequently cancelled in connection with the issuance of Series B Preferred Shares.

On April 21, 2009, the Company issued 1,824,930 preferred shares (the “Series B-1 Preferred Shares”) for an aggregate purchase price of US$2,000,000, or US$1.10 per share.

The par value is US$0.001 per share for both ordinary and preferred shares.

The key terms of the Series A, Series B and Series B-1 Preferred Shares (collectively the “Preferred Shares”) are summarized below.

Dividends

No distribution shall be declared with respect to the Ordinary Shares at any time unless and until a distribution is likewise declared with respect to each outstanding Preferred Share based on their equivalent number of Ordinary Shares as converted.

Voting Rights

Each holder of the Series A, Series B and Series B-1 Preferred Shares is entitled to the number of votes equal to the number of shares of Ordinary Shares into which such holder’s Series A, Series B and Series B-1 Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the Ordinary Shares.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined in the Series A, Series B and Series B-1 Preferred Shares agreements, each holder of Series B Preferred Shares shall be entitled to receive, prior to and in preference to holders of Series A Preferred Shares, Ordinary Shares or any other classes of securities, an amount equal to 150% of the Series B original issuance price per Series B Share or the Series B-1 original issuance price per Series B-1 Share plus all dividends declared and unpaid with respect thereto (the “Series B Preference Amount”).

After distribution or payment of the Series B Preference Amount and before any distribution or payment shall be made to the holders of Ordinary Shares or any other classes of securities (other than Series B Preferred Shares), each holder of Series A Shares shall be entitled to receive an amount equal to 150% of the Series A original issue price per Series A Share, plus all dividends declared and unpaid with respect thereto (the “Series A Preference Amount”). If, upon any such liquidation, distribution, or winding up, the assets of the Company shall be insufficient to make payment in full on all Series A Shares of the Series A Preference Amount, then such assets shall be distributed among the holders of Series A Shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

After distribution or payment of the Series A Preference Amount, the remaining assets of the Company available for distribution to the members shall be distributed among the holders of all classes of securities of the Company pro rata based on the number of Ordinary Shares, Series A and Series B Preferred Shares (on an as-converted basis), provided that the holders of Series A Shares shall not be entitled to receive any further distribution or payment of the remaining assets of the Company available for distribution when such holders of Series A Shares have received an amount (inclusive of the Series A Preference Amount) equal to 300% of the Series A original issue price, in aggregate.

Conversion Rights

The holders of the Series A and Series B Preferred Shares shall have conversion rights as follows:

•

The initial Conversion Price is US$0.38, US$1.06 and US$1.10 for Series A, Series B and Series B-1 Preferred Shares, respectively. The initial conversion ratio for Series A Shares, Series B Shares or Series B-1 Shares to Ordinary Shares shall be 1:1, subject to adjustment based on adjustments of the Series A Conversion Price, the Series B Conversion Price or the Series B-1 Conversion Price.

•

Each Series A Share, Series B Share or Series B-1 Share shall automatically be converted, based on the then-effective Applicable Conversion Price, into Ordinary Shares upon either of (i) the closing of a Qualified IPO, which is defined in the preferred shares agreement as an IPO that values the Company at no less than US$350 million immediately prior to the IPO and that results in aggregate proceeds to the Company of no less than US$70 million, net of selling expenses, or (ii) in respect of the Series A Shares, the vote or written consent of the holders of more than 50% of the then outstanding Series A Shares (voting together as a single class) or in respect of the Series B Shares, the holders of more than 50% of the then outstanding Series B Shares (voting together as a single class), or in respect of the Series B-1 Shares, the holders of more than 50% of the then outstanding Series B-1 Shares (voting together as a single class), as the case may be.

•

If the Combined Net Earnings, which is the total audited net earnings of 2007 and 2008 on the U.S. GAAP basis, is less than US$16,000,000, the Series B Shareholders shall, at the election, be entitled to an adjustment on either the conversion price or the purchase price at their own discretion by following the pre-determined formula defined in the Series B Preferred Shares agreements. If the Target Combined Net

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Earnings of US$16,000,000 is not met, the Series B Conversion Price shall be automatically adjusted downward (but not upward) to a price determined in accordance with the pre-determined formula. Alternatively, the Series B Shareholders can elect the purchase price adjustment. The adjusted amount of the purchase price shall be the difference between the conversion price immediately prior to such adjustment and the conversion price immediately after such adjustment, multiplied by the number of the ordinary shares issuable immediately prior to such adjustment upon the conversion of the Series B Shares held by such Series B Shareholders.

Redemption

Pursuant to the Series A, Series B or Series B-1 Preferred Shares agreements, the Preferred Shares are subject to redemption as follows:

The Series A Preferred Shares are not redeemable until the occurrence of the earlier of: (i) upon a material and uncurable breach by the Company and upon written notice by a majority of Series A Shareholders and (ii) such time as the Company decides not to pursue an IPO.

Upon issuance of the Series B Preferred Shares, all the Preferred Shares were subject to the optional redemption at any time after three years from the original issue date of Series B Preferred Shares of January 3, 2008 at the request of holders of at least a majority of the then outstanding Series A Shares or the holders of at least forty-eight (48%) of the then outstanding Series B Preferred Shares (including the lead investor for so long as it holds any Series B Preferred Shares), in each case in respect of each series acting together as a single class on an as-converted basis. The redemption price is based on the pre-determined formula defined in the purchase agreements of the Preferred Shares, which requires an annual return rate of 20% for Series A Preferred Shares and 30% for Series B and Series B-1 Preferred Shares based on the number of calendar days from the date on which such Preferred Share was issued.

Repurchase rights on Founders’ Shares

Pursuant to the Preferred Shares agreements, Ordinary Shares held by Founders, which is defined as a group of individual Ordinary Shareholders, are Restricted Shares subject to the Repurchase Option and placed in escrow. 33.33% of the total Restricted Shares held by such Founder shall become Vested Shares on the one year anniversary of the date of the first sale and issue of the Series A Shares. Thereafter, 33.33% of the total Restricted Shares held by such Founder shall become Vested Shares and shall no longer be deemed Restricted Shares at the end of each subsequent year of continuous shareholding by such Founder, so that at the end of three years of continuous shareholding in the Company, the entirety of the Restricted Shares held by such Founder shall have become Vested Shares and shall no longer be deemed Restricted Shares. Notwithstanding the foregoing, all the Restricted Shares shall be deemed vested upon a Qualified IPO as defined in the Preferred Shares agreements. When exercising the Repurchase Option, the Company shall have an irrevocable, exclusive option to repurchase (i) all or any portion of the Restricted Shares at a per share price equal to the greater of (1) US$0.001 and (2) the price paid by such Founder for each share (as adjusted for share splits, share combinations, recapitalizations, reclassifications or similar transactions), and (ii) all or any portion of the Vested Shares held by such Founder at a price equal to the Fair Market Value of such Ordinary Shares. All these Restricted Shares became fully vested in July 2009.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Additional Rights of Preferred Shareholders

In addition, the holders of Preferred Shares are provided with protective rights and participating rights as defined in the Preferred Shares agreements. The Company shall not (and shall not permit any member of the Group to) take certain actions without the affirmative vote of at least one Series A Director and the Series B Director. The matters requiring the affirmative vote of at least one Series A Director and the Series B Director include but are not limited to appointment or changing the compensation of any executive officer or member of senior management, changing the principal business, engaging in any new line of business, or ceasing to carry on any existing line of business, approving annual business plan or annual budget plan, or cause or make material alteration thereto. These rights caused the subsidiaries to be considered variable interest entities and consolidated under ASC subtopic 810-10, Variable Interest Entities.

Accounting for Series A, Series B and Series B-1 Preferred Shares

The Series A, Series B and Series B-1 Preferred Shares have been classified as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The total cash proceeds of US$8,000,000 were first allocated to warrants at their initial fair value of US$46,000, with the residual proceeds allocated to the Preferred Shares and Ordinary Shares on a relative fair value basis. The cash proceeds allocated to Ordinary Shares is US$1,541,450. The initial carrying amount of the Series A Preferred Shares is US$6,412,550 net of issuance costs of US$87,285. The initial carrying amount of the Series B Preferred Shares is the issue price at the date of issuance of US$27,500,000 net of issuance costs of US$112,750. The initial carrying amount of the Series B-1 Preferred Shares is the issue price at the date of issuance of US$2,000,000 net of issuance costs of US$68,422.

The holders of Series A, Series B and Series B-1 Preferred Shares have the ability to convert the instrument into the Company’s Ordinary Shares. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying Ordinary Shares are not publicly traded nor readily convertible into cash.

Beneficial conversion features exist when the conversion price of the redeemable convertible preferred shares is lower than the fair value of the Ordinary Shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the redeemable convertible preferred shares is then accreted to the redemption value using the effective interest method as a deemed dividend through retained earnings from the date of issuance to the earliest date of conversion. As the preferred shares are convertible at the date of issuance, the discount shall be accreted immediately to retained earnings at the date of issuance. On the issuance date of Series A, Series B and Series B-1 Preferred Shares, i.e. the commitment date, the most favorable conversion price is greater than the fair value per Ordinary Share. Therefore no beneficial conversion feature was recognized.

The performance-related purchase price adjustment is accounted for in accordance with ASC paragraph 815-15-25-1 as an embedded derivative, for which the fair value was immaterial as of and during the period from the issuance date to December 31, 2008. The contingent conversion price adjustment is accounted for as a contingent beneficial conversion feature. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No audited consolidated financial statements for 2007 under U.S. GAAP were

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

available since the issuance of Series B Preferred Shares. For purposes of evaluating the Combined Net Earnings under the agreement, the Company and Series B Preferred Shareholders agreed to the utilize the summation of the 2007 consolidated net earnings (unaudited under U.S. GAAP) and the 2008 net earnings on a pro forma consolidated basis as if Beijing Libeier had been acquired as of January 1, 2008, and determined that the combined net earnings exceeded the Target Combined Net Earnings of US$16,000,000. As such, the parties consider the contingency resolved without adjustment to the purchase price or the conversion price.

The Company concluded that the Series A, Series B and Series B-1 Preferred Shares are not redeemable currently, but it is probable that the Series A and Series B Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Series A, Series B and Series B-1 Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of US$8,032,786 and US$12,681,748 related to Preferred Shares was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2009, no cash dividends were declared by the Company on the Series A, Series B and Series B-1 Preferred Shares.

	Series A	Series B	Series B-1	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Mezzanine equity—Balance as of January 1, 2008	50,424	—	—	50,424
Issuance of Series B Preferred Shares	—	200,160	—	200,160
Less: Series B Preferred Shares issuance costs	—	(821)	—	(821)
Accretion of redeemable convertible preferred shares	10,035	45,743	—	55,778

Mezzanine equity—Balance as of December 31, 2008	60,459	245,082	—	305,541
Issuance of Series B-1 Preferred Shares	—	—	13,651	13,651
Less: Series B-1 Preferred Shares issuance costs	—	—	(466)	(466)
Accretion of redeemable convertible preferred shares	10,739	73,180	2,736	86,655

Mezzanine equity—Balance as of December 31, 2009	71,198	318,262	15,921	405,381

Mezzanine equity—Balance as of December 31, 2009, in US$’000	10,430	46,625	2,332	59,387

18. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Changzhou Kanghui and Beijing Libeier were established as foreign-invested enterprises and, therefore, are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB210,039,881 (US$30,771,016) as of December 31, 2009; therefore, in accordance with Rules 5-04 and 4-08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2008 and 2009 and for each of the two years in the period ended December 31, 2009 are disclosed in note 27.

19. TAXATION

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiaries located in the PRC.

China

Prior to January 1, 2008, PRC enterprise income tax (“EIT”) generally assessed tax at the rate of 33% of taxable income.

In March 2007, a new PRC enterprise income tax law (the “New EIT Law”) was enacted, which was effective on January 1, 2008. Among other changes, the New EIT Law provides a statutory tax rate of 25% and certain tax incentives for encouraged industries, activities and operations in particular geographic locations.

In 2006, the Company’s PRC subsidiary, Changzhou Kanghui, was granted a 5-year manufacturing tax holiday commencing in 2006 which allows it to utilize a two-year 100% exemption followed by a three-year half-reduced EIT rate. During 2008, Changzhou Kanghui received approval as a High and New Technology Enterprise (“HNTE”) which allows it to utilize a reduced income tax rate of 15%. The HNTE status is subject to annual qualification and tri-annual renewal. Because tax incentives provided under the EIT and New EIT Law cannot be utilized concurrently by an enterprise, Changzhou Kanghui chose to apply the tax holiday under the EIT. Its applicable tax rate is 12.5% for years 2008 to 2010 and 25% post-2010.

In December 2008, the Company’s other PRC subsidiary, Beijing Libeier, received approval as a HNTE effective from 2008 to 2010. Its applicable tax rate is 15% for the years 2008 to 2010 and 25% post-2010, pending potential future tri-annual renewal of its HNTE status.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law as of December 31, 2009, and recorded a liability for the uncertain tax positions. The Company will continue to monitor changes in the interpretation or guidance of this law.

Income (loss) before income taxes consists of:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Cayman Islands	(2,152)	(10,312)	(1,511)
PRC	65,924	97,663	14,308

	63,772	87,351	12,797

The current and deferred components of income tax expense (benefit) appearing in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Current tax expense	7,432	16,184	2,371
Deferred tax benefit	(3,636)	(3,800)	(557)

	3,796	12,384	1,814

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

A reconciliation of the differences between the statutory tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Income before income taxes	63,772	87,351	12,797

Income tax computed at applicable tax rates (25%)	15,943	21,838	3,199
Effect of different tax rates in different jurisdictions	1,285	2,578	378
Non-deductible expenses	259	390	57
Effect of tax holidays	(6,888)	(8,307)	(1,217)
Effect of preferential tax rate	(941)	(3,008)	(441)
Effect of tax rate changes	(3,430)	(1,214)	(178)
Uncertain tax positions	(1,826)	(3,499)	(513)
Effect of tax concessions and allowances	(606)	(672)	(98)
Withholding income tax in relation to reinvestment	—	4,278	627

	3,796	12,384	1,814

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
Basic	(0.12)	(0.14)	(0.02)

Diluted	(0.12)	(0.14)	(0.02)

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Deferred tax assets, current portion:
Accounts receivable, net	2,578	3,149	461
Write-down of inventories	1,140	1,331	195
Sales incentives	988	1,799	263
Accrued expenses	252	292	43
Accrued social funds	1,080	1,571	230
Deferred revenue	1,260	214	32

	7,298	8,356	1,224

Deferred tax assets, non-current portion:
Property, plant and equipment	453	712	104
Deferred revenue	—	1,958	287

	453	2,670	391

Deferred tax liabilities, non-current portion:
Intangible assets	12,750	12,225	1,791

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

As of December 31, 2009, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain Tax Positions

As of December 31, 2008 and 2009, the Group recorded a liability of RMB14,652,796 and RMB12,297,114 (US$1,801,537) for uncertain tax positions related to the Group, which based on the facts and circumstances, including, notably, the uncertainty of the interpretation of and administrative practices associated with the applicable PRC tax law, may be considered a PRC tax resident. It is possible that the amount of uncertain tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized will impact tax expense. The Group has accrued for interest related to uncertain tax positions of RMB973,055 and RMB847,988 (US$124,231) as of December 31, 2008 and 2009. The tax years ended December 31, 2004 to 2009 remain open to examination by the tax authorities.

A roll-forward of accrued uncertain tax positions is as follows:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Balance at beginning of year	15,689	14,653	2,147
Addition from acquisition of Beijing Libeier	1,894	—	—
Additions based on tax positions related to the current year	746	1,063	155
Reversal based on tax positions related to the current year	(3,676)	(3,419)	(501)

Balance at end of year	14,653	12,297	1,801

20. EMPLOYEE SHARE OPTIONS

On July 31, 2006, the Company adopted a share incentive plan (the “2006 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2006 Plan, the Company may issue options to the 2006 Plan Participants to purchase not more than 12,509,570 ordinary shares. All options granted under the 2006 Plan would expire after eight years from the grant date and vest over 2 to 4 years. As of December 31, 2009, options to purchase 12,509,570 ordinary shares were granted and outstanding with an exercise price US$0.3201 per share.

On January 8, 2008, the Company adopted a share incentive plan (the “2008 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2008 Plan, the Company may issue options to participants to purchase not more than 4,599,110 ordinary shares. All options granted under the 2008 Plan would expire after eight years from the grant date and vest over 4 years. As of December 31, 2009, options to purchase 2,436,000 ordinary shares were granted and outstanding with an exercise price US$0.9485 per share.

On April 22, 2009, the Company adopted a share incentive plan (the “2009 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2009 Plan, the Company may issue options to participants to purchase not more than 322,040 ordinary shares. All options granted under the 2009 Plan would expire after eight years from the grant date and vest over 4 years. As of December 31, 2009, options to purchase 16,000 ordinary shares were granted and outstanding with an exercise price US$0.9485 per share.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

The following table summarizes employee share-based awards activity during the years ended December 31, 2008 and 2009:

Share options granted to employees	Number of shares	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$	US$		US$
Outstanding, January 1, 2008	4,612,800	0.3201	0.04	6.58	771,583
Granted	9,921,770	0.4484	0.32
Exercised	—	—	—
Forfeited	—	—	—
Outstanding, December 31, 2008	14,534,570	0.4077	0.23	6.85	5,131,826
Granted	427,000	0.9485	0.21
Exercised	—	—	—
Forfeited	—	—	—
Outstanding, December 31, 2009	14,961,570	0.4231	0.23	5.89	5,935,760
Vested and expected to vest as of December 31, 2009	14,961,570	0.4231	0.23	5.89	5,935,760
Exercisable as of December 31, 2009	8,539,310	0.3924		5.59	3,585,688

	Number of options	Total fair value
		US$
Vested during the year ended December 31, 2008	1,470,700	74,665
Vested during the year ended December 31, 2009	5,301,590	1,493,528

Total compensation expense related to non-vested awards not yet recognized as of December 31, 2009 was US$1,098,004, which is expected to be recognized over a weighted-average period of 1.11 years.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009.

The Company calculated the estimated grant-date fair value of the share options in 2006, 2008 and 2009 using a binomial-lattice model based on the following weighted-average assumptions:

	July 31, 2006	January 8, 2008	July 31, 2008	April 22, 2009
Risk-free interest rate	4.96%	3.70%	3.77%	2.74%
Dividend yield	—	—	—	—
Expected volatility range	31.6%	29.61%	28.09%	29.49%
Sub-optimal early exercise factor	1.5-3 times	1.5-3 times	1.5-3 times	1.5-3 times

The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the same industry as the Group. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of the exercise behavior of the grantees. The risk-free interest rates are based on zero coupon U.S. risk-free rate for the terms consistent with the expected life of the award at the time of grant. Forfeitures were estimated based on historical experience. The fair value of the ordinary shares at the option grant dates was determined with assistance from an independent

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

valuation firm. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2008 and 2009 were US$0.32 and US$0.21 per share, respectively.

Total compensation expense relating to share options recognized for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Cost of revenue	167	205	30
Selling expenses	320	414	60
General and administrative expenses	4,506	9,519	1,395
Research and development costs	128	170	25

	5,121	10,308	1,510

21. RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Mr. Libo Yang	Director and general manager of Changzhou Kanghui

Beijing Keyibangen Medical Instruments Co., Ltd. (“Keyibangen”)	A company controlled by immediate family members of management of the Group

Changzhou Outeke Medical Instruments Co., Ltd. (“Outeke”)	Purchase of service from a company, in which an immediate family member of a director of Changzhou Kanghui is a shareholder

Changzhou Kangdi Medical Stapler Co., Ltd. (“Kangdi”)	A company controlled by some individual shareholders of Changzhou Kanghui

Mr. Qian Guo	Management of the Group

Ms. Hongxin Nie	Management of the Group

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

b)	The Group had the following related party transactions for the years ended December 31, 2008 and 2009:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Purchase of raw materials from:
—Outeke	341	—	—
—Kangdi	—	9	1
Purchase of services from:
—Outeke	1,824	6,276	919
Services provided to:
—Kangdi	172	59	9
Sales of raw materials to:
—Outeke	56	198	29
—Kangdi	—	42	6
Operating leases provided to:
—Outeke	314	314	46
Operating leases from:
—Ms. Hongxin Nie	90	216	32
—Kangdi	—	240	35
Loan provided to:
—Mr. Libo Yang	19,137	—	—
—Kangdi	6,560	—	—
Repayment of loans from:
—Kangdi	6,000	560	82

c)	The Group had the following related party balances at the end of the period:

	December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Amount due from related parties:
—Mr. Libo Yang	19,137	19,119	2,801
—Outeke	3,313	1,307	192
—Kangdi	560	42	6

	23,010	20,468	2,999

Amount due to related parties:
—Mr. Qian Guo	15,856	32,539	4,767
—Ms. Hongxin Nie	547	1,122	165
—Keyibangen	8,188	4,963	727
—Outeke	105	327	48
—Kangdi	341	9	1

	25,037	38,960	5,708

All balances with the related parties as of December 31, 2008 and 2009 were unsecured, interest-free and have no fixed terms of repayment.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

22. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB5,503,512 and RMB6,079,556 (US$890,660) for the years ended December 31, 2008 and 2009, respectively.

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2009:

	RMB’000	US$’000
2010	1,410	207
2011	89	13
2012	73	11
2013	80	12
2014	84	12
2015 and thereafter	1,882	276

	3,618	531

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2008 and 2009, total rental expenses for all operating leases amounted to RMB1,070,272 and RMB1,551,654 (US$227,319), respectively.

Purchase commitments

The Group has commitments to purchase certain manufacturing equipment of RMB2,230,262 (US$326,735) as of December 31, 2009, which are scheduled to be paid in one year.

Legal Proceedings

The Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business from time to time. The Group is not currently a party to, nor is it aware or, any legal proceeding, investigation or claim which, in the opinion of management, is likely to have a material adverse effect on its business, financial condition or results of operations.

24. SEGMENT REPORTING

In accordance with ASC topic 280, Segment Reporting, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one reportable segment.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

The Group operates and manages its business as a single segment that includes primarily development, manufacturing and sales of medical implants and instruments.

For the years ended December 31, 2008 and 2009, no customer contributed more than 10% of the Group’s total revenues.

Geographic disclosures:

The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
The PRC	107,030	140,915	20,644
United States	6,886	9,403	1,378
Japan	296	9,605	1,407
Turkey	8,031	4,805	704
Egypt	4,095	3,631	532
Iran	2,391	3,052	447
Colombia	—	1,893	277
United Kingdom	2,620	1,980	290
Others	8,297	9,047	1,325

	139,646	184,331	27,004

All of the Group’s long-lived assets are located in the PRC.

Product category disclosures:

The following table summarizes the Group’s net revenues by product category;

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Trauma	91,910	113,379	16,610
Spine	39,777	50,057	7,333
Others	7,959	20,895	3,061

	139,646	184,331	27,004

25. EARNINGS PER SHARE

The Company’s redeemable convertible preference shares are participating securities because preferred shareholders are entitled to liquidation preference first and then share pro rata with the ordinary shareholders in any remaining liquidation proceeds. The conversion ratio between preferred shares and ordinary shares is 1:1.

Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings on the basis of the total weighted-average shares outstanding during the period.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Basic and diluted earnings (loss) per share for each of the periods presented is calculated as follows:

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Numerator:
Net income	59,976	74,967	10,983
Accretion of redeemable convertible preferred shares:
—Series A	(10,035)	(10,739)	(1,573)
—Series B	(45,743)	(73,180)	(10,721)
—Series B-1	—	(2,736)	(401)
Earnings allocated to participating preferred shareholders	(1,695)	—	—

Numerator for basic and diluted earnings per ordinary share	2,503	(11,688)	(1,712)

Denominator:
Number of shares outstanding, opening and ending	57,714,400	57,714,400	57,714,400

Weighted-average number of ordinary shares outstanding—basic	57,714,400	57,714,400	57,714,400
Dilutive effect of share options	2,222,530	—	—

Weighted-average number of ordinary shares outstanding—diluted	59,936,930	57,714,400	57,714,400

Earnings (loss) per ordinary share:
—basic	0.04	(0.20)	(0.03)

—diluted	0.04	(0.20)	(0.03)

The effects of Series A and Series B Redeemable Convertible Preferred Shares have been excluded from the computation of diluted earnings per ordinary share for the year ended December 31, 2008 as they are anti-dilutive.

The effects of share options and Series A, Series B and Series B-1 Redeemable Convertible Preferred Shares have been excluded from the computation of diluted loss per ordinary share for the year ended December 31, 2009 as they are anti-dilutive.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

In July 2006, January 2008 and April 2009, the Company issued Series A, Series B and Series B-1 Redeemable Convertible Preferred Shares, respectively, which will convert automatically into ordinary shares upon either the completion of a qualified initial public offering or the vote or the written consent of the holders of more than 50% of each of the then outstanding Series A Shares (voting together as a single class), Series B Shares (voting together as a single class), and Series B-1 Shares (voting together as a single class). Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2009, the pro forma basic and diluted earnings per share for the year ended December 31, 2009 is calculated as follows:

	For the year ended December 31, 2009
	(Pro forma)
	(Unaudited)
	RMB	US$
	(in thousands, except for share and per share data)
Numerator:
Net loss attributable to ordinary shareholders	(11,688)	(1,712)
Pro forma adjustments:
Accretion of redeemable convertible preferred shares:
—Series A	10,739	1,573
—Series B	73,180	10,721
—Series B-1	2,736	401

Numerator for pro forma basic and diluted earnings per share	74,967	10,983

Denominator:
Number of shares outstanding, opening and ending	98,774,100	98,774,100

Denominator for pro forma earnings per share—basic	98,774,100	98,774,100
Dilutive effect of share options	5,100,290	5,100,290

Denominator for pro forma earnings per share—diluted	103,874,390	103,874,390

Pro forma earnings per share—basic	0.76	0.11

Pro forma earnings per share—diluted	0.72	0.11

26. SUBSEQUENT EVENTS

In April 2010, the Company and the former shareholders of Beijing Libeier entered into a supplementary agreement (“the Supplementary Agreement”) to agree on the clarification of certain terms in the equity transfer agreement and payment of additional interest of 541,900 (US$79,389) as a result of the resolution of the contingency.

In May 2010, the Company entered into a construction contract with a third party for the construction of its new facility in Changzhou for approximately RMB42 million, with the total amount to be settled according to the progress made under the contract. The construction project is expected to be completed in February 2011.

On July 16, 2010, the Company’s Board of Directors approved a resolution to amend the Articles of Association in conjunction with the Company’s planned initial public offering, to reflect a 1-for-10 share split of the Company’s ordinary shares and preferred shares whereby each ordinary share and preferred share of the Company is subdivided into 10 shares at a re-established par value of US$0.001. All ordinary and preferred

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split.

On July 16, 2010, the Company’s Board of Directors approved the Company’s 2010 Share Incentive Plan, under which a total of 4,067,169 ordinary shares have been reserved for issuance.

27. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	18,444	17,956	2,630
Other receivables	332	332	48
Amount due from related parties	19,137	19,119	2,801

Total current assets	37,913	37,407	5,479

Non-current assets:
Investment in subsidiaries	347,995	464,190	68,005

Total assets	385,908	501,597	73,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Uncertain tax positions	746	746	110
Amount due to subsidiaries	406	406	60
Amount due to related parties	16,402	33,661	4,931

Total current liabilities	17,554	34,813	5,101

Mezzanine equity:
Series A redeemable convertible preferred shares	60,459	71,198	10,430
Series B redeemable convertible preferred shares	245,082	318,262	46,625
Series B-1 redeemable convertible preferred shares	—	15,921	2,332

Total mezzanine equity	305,541	405,381	59,387

Shareholders’ equity:
Ordinary shares	462	462	68
Additional paid-in capital	17,745	28,053	4,110
Accumulated other comprehensive loss	(13,506)	(13,536)	(1,983)
Retained earnings	58,112	46,424	6,801

Total shareholders’ equity	62,813	61,403	8,996

Total liabilities, mezzanine equity and shareholders’ equity	385,908	501,597	73,484

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

Condensed statements of operations

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Revenue	—	—	—
Cost of revenue	(167)	(205)	(30)
Selling expenses	(320)	(414)	(61)
General and administrative expenses	(4,561)	(9,690)	(1,420)
Research and development costs	(128)	(170)	(25)

Operating income	(5,176)	(10,479)	(1,536)
Interest income	3,023	168	25
Investment income	62,874	89,557	13,121

Income before income taxes	60,721	79,246	11,610
Income tax expense	(745)	(4,279)	(627)

Net income	59,976	74,967	10,983

Condensed statements of cash flows

	For the year ended December 31,
	2008	2009
	RMB’000	RMB’000	US$’000
Net cash generated from (used in) operating activities	(16,135)	15	2
Net cash used in investing activities	(155,629)	(13,657)	(2,002)
Net cash generated from financing activities	199,539	13,185	1,932
Exchange rate effect on cash	(12,323)	(31)	(4)

Net increase in cash and cash equivalents	15,452	(488)	(72)
Cash and cash equivalents at beginning of the year	2,992	18,444	2,702

Cash and cash equivalents at end of the year	18,444	17,956	2,630

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

CHINA KANGHUI HOLDINGS

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2009 and March 31, 2010	F-47-F-49
Unaudited Interim Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2009 and 2010	F-50
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2009 and 2010	F-51-F-52
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2009 and 2010	F-53
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-54-F-69

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of
		December 31,	March 31,		Pro Forma as of March 31,
	Note	2009*	2010		2010
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
			(unaudited)	(unaudited)	(unaudited)
					(Note 1)
ASSETS
Current assets:
Cash and cash equivalents		122,567	121,761	17,838
Bills receivable		4,666	2,921	428
Short-term investments	2	27,044	35,048	5,135
Accounts receivable, net		43,202	49,427	7,242
Inventories, net	4	75,674	83,290	12,202
Prepayments and other current assets	5	9,912	12,501	1,832
Deferred tax assets		8,356	9,210	1,349
Amount due from related parties	13	20,468	19,207	2,814

Total current assets		311,889	333,365	48,840

Non-current assets:
Property, plant and equipment, net	6	72,487	70,167	10,279
Intangible assets, net		50,588	49,707	7,282
Prepaid land lease payments		2,371	2,357	345
Goodwill		130,985	130,985	19,190
Deposits for non-current assets	7	21,799	24,795	3,632
Deferred tax assets		2,670	2,697	395

Total non-current assets		280,900	280,708	41,123

Total assets		592,789	614,073	89,963

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CON’T)

		As of			Pro Forma as of March 31,
		December 31,	March 31,
	Note	2009*	2010		2010
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
			(unaudited)	(unaudited)	(unaudited)
					(Note 1)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		10,665	9,294	1,362
Accrued expenses and other liabilities	8	39,727	39,618	5,805
Income tax payable		3,026	4,380	642
Deferred revenue		425	425	62
Uncertain tax positions		13,145	13,560	1,987
Amount due to related parties	13	38,960	39,715	5,818

Total current liabilities		105,948	106,992	15,676

Non-current liabilities:
Deferred government grants		7,832	7,730	1,132
Deferred tax liabilities		12,225	12,094	1,772

Total non-current liabilities		20,057	19,824	2,904

Total liabilities		126,005	126,816	18,580
Commitments and contingencies	15

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CON’T)

		As of			Pro Forma as of March 31,
	Note	December 31,	March 31,
		2009*	2010		2010
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
			(unaudited)	(unaudited)	(unaudited)
					(Note 1)
Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.001 per share; 13,173,160 shares as of December 31, 2009 and March 31, 2010 (unaudited) authorized, issued and outstanding)	9	71,198	74,158	10,864	—	—
Series B redeemable convertible preferred shares (par value of US$0.001 per share; 26,061,610 shares as of December 31, 2009 and March 31, 2010 (unaudited) authorized, issued and outstanding)	9	318,262	339,436	49,728	—	—
Series B-1 redeemable convertible preferred shares (par value of US$0.001 per share; 1,824,930 shares as of December 31, 2009 and March 31, 2010 (unaudited) authorized, issued and outstanding)	9	15,921	17,016	2,493	—	—

Total mezzanine equity		405,381	430,610	63,085	—	—

Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 958,940,300 shares authorized as of December 31, 2009 and March 31, 2010 (unaudited); 57,714,400 shares issued and outstanding as of December 31, 2009 and March 31, 2010 (unaudited); 98,774,100 shares for pro forma (unaudited))		462	462	68	742	109
Additional paid-in capital		28,053	30,749	4,505	461,079	67,549
Accumulated other comprehensive loss		(13,536)	(13,545)	(1,984)	(13,545)	(1,984)
Statutory reserves		20,782	20,782	3,045	20,782	3,045
Retained earnings		25,642	18,199	2,664	18,199	2,664

Total shareholders’ equity		61,403	56,647	8,298	487,257	71,383

Total liabilities, mezzanine equity and shareholders’ equity		592,789	614,073	89,963

*	Amounts for the year ended December 31, 2009 were derived from the December 31, 2009 audited consolidated financial statements.

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended March 31,
	Note	2009	2010
		RMB	RMB	US$
		(unaudited)	(unaudited)
		(In thousands, except for share and per share data)
Net revenue		37,660	48,820	7,152
Cost of revenue		(11,847)	(14,197)	(2,080)

Gross profit		25,813	34,623	5,072

Operating expenses:
Selling expenses		(4,252)	(5,765)	(845)
General and administrative expenses		(6,145)	(7,165)	(1,050)
Research and development costs		(180)	(850)	(125)

Operating income		15,236	20,843	3,052
Interest income		163	300	44
Government grants		57	—	—
Other income		149	118	17
Other expenses		(241)	(186)	(28)
Foreign exchange loss		(116)	(46)	(7)

Income before income taxes		15,248	21,029	3,078
Income tax expense	11	(2,430)	(3,243)	(475)

Net income		12,818	17,786	2,603

Accretion of redeemable convertible preferred shares:
Series A	17	(2,470)	(2,960)	(434)
Series B	17	(16,308)	(21,174)	(3,102)
Series B-1	17	—	(1,095)	(160)

Net loss attributable to ordinary shareholders		(5,960)	(7,443)	(1,093)

Loss per share—basic and diluted	17	(0.10)	(0.13)	(0.02)

Shares used in loss per share computation—basic and diluted	17	57,714,400	57,714,400	57,714,400

Pro forma earnings per share:
Basic	17		0.18	0.03
Diluted	17		0.17	0.02

Shares used in pro forma earnings per share computation:
Basic	17		98,774,100	98,774,100
Diluted	17		106,285,440	106,285,440

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months end March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	12,818	17,786	2,603
Net income
Adjustments to reconcile net income to net cash (used in) generated from operating activities:
Share-based compensation	2,552	2,696	395
Depreciation of property, plant and equipment	2,169	2,486	364
Amortization of intangible assets	881	881	128
Amortization of prepaid land lease payments	14	14	2
Foreign exchange loss	116	46	7
Loss on disposal of equipment	—	4	1
Provision for bad debts	250	—	—
Realized gain on trading securities	—	(4)	(1)
Deferred tax benefit	(752)	(1,012)	(148)
Changes in operating assets and liabilities:
Bills receivable	1,245	1,745	256
Accounts receivable	(5,144)	(6,225)	(912)
Inventories	(8,065)	(7,616)	(1,116)
Prepayments and other current assets	(3,653)	(2,589)	(378)
Amount due from related parties	714	1,261	185
Accounts payable	(3,175)	(1,371)	(201)
Accrued expenses and other liabilities	(4,273)	(129)	(18)
Income tax payable	(1,352)	1,354	198
Uncertain tax positions	738	415	61
Amount due to related parties	(3,254)	755	111
Deferred government grants	4,038	(102)	(15)

Net cash (used in) generated from operating activities	(4,133)	10,395	1,522

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,298)	(3,152)	(462)
Acquisition of short-term investments	(10,000)	(8,000)	(1,172)
Proceeds from short-term investments	7,000	—	—
Proceeds from disposal of equipment	—	6	1

Net cash used in investing activities	(4,298)	(11,146)	(1,633)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash generated from financing activities	—	—	—

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CON’T)

	For the three months end March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)
Exchange rate effect on cash	(108)	(55)	(7)

Net decrease in cash and cash equivalents	(8,539)	(806)	(118)
Cash and cash equivalents at beginning of period	85,679	122,567	17,956

Cash and cash equivalents at end of period	77,140	121,761	17,838

Supplemental cash flow information:
Income tax paid	5,833	2,486	364

Supplemental disclosure non-cash activities:
Accretion of redeemable convertible preferred shares:
Series A	2,470	2,960	434
Series B	16,308	21,174	3,102
Series B-1	—	1,095	160

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total shareholders’ equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance as of December 31, 2008	57,714,400	462	17,745	(13,506)	14,933	43,179	62,813
Comprehensive income:
Net income	—	—	—	—	—	12,818	12,818
Foreign currency translation adjustments	—	—	—	8	—	—	8

Total comprehensive income							12,826
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(2,470)	(2,470)
Series B	—	—	—	—	—	(16,308)	(16,308)
Share-based compensation	—		2,552	—	—	—	2,552

Balance as of March 31, 2009	57,714,400	462	20,297	(13,498)	14,933	37,219	59,413

Balance as of December 31, 2009	57,714,400	462	28,053	(13,536)	20,782	25,642	61,403

Comprehensive income:
Net income	—	—	—	—	—	17,786	17,786
Foreign currency translation adjustments	—	—	—	(9)	—	—	(9)

Total comprehensive income							17,777
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(2,960)	(2,960)
Series B	—	—	—	—	—	(21,174)	(21,174)
Series B-1	—	—	—	—	—	(1,095)	(1,095)
Share-based compensation	—	—	2,696	—	—	—	2,696

Balance as of March 31, 2010	57,714,400	462	30,749	(13,545)	20,782	18,199	56,647

Balance as of March 31, 2010, in US$’000	57,714,400	68	4,505	(1,984)	3,045	2,664	8,298

See accompanying notes to unaudited interim condensed consolidated financial statements.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of China Kanghui Holdings (the “Company”) and its subsidiaries (the “Group”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2009. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2010. The condensed consolidated balance sheet as of December 31, 2009 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2009.

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation of its acquisitions, allowance for doubtful accounts, reserve for sales returns, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, fair value estimates, realization of deferred tax assets, tax reserves, fair value of share options, and the realizable value for inventories. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed to be a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with VIE Subsections of ASC topic 810, Consolidation (“ASC 810”), which requires significant use of judgment in determining its application. When an entity is not deemed to be a VIE, the Company considers the guidance in the General Subsections to determine whether its financial interest in that entity constitutes a controlling financial interest. The Company consolidates (i) entities that are VIEs of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. All significant intercompany transactions and balances have been eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date control ceases.

In connection with the issuance of preferred shares in July 2006, January 2008 and April 2009, the holders of the preferred shares were provided with participating rights as defined in the preferred share agreements. As a

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

result, the subsidiaries are considered VIEs in accordance with the VIE Subsections of ASC 810. In addition, the Company has the obligation to absorb the expected losses and the right to receive the expected residual returns of the subsidiaries by virtue of its 100% direct equity interests in the subsidiaries and, therefore, is determined to be the primary beneficiary.

As the VIEs are wholly owned by the Company, the VIEs are also referred to as subsidiaries throughout these notes.

Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8258 to US$1.00 on March 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited Pro Forma Shareholders’ Equity

Upon either the completion of a qualified initial public offering or the vote or the written consent of the holders of more than 50% of each of the then outstanding Series A Shares (voting together as a single class), Series B Share (voting together as a single class), and Series B-1 Shares (voting together as a single class), all of the Series A, Series B and Series B-1 redeemable convertible preferred shares outstanding will automatically convert into ordinary shares. Unaudited pro forma shareholders’ equity as of March 31, 2010, as adjusted for the assumed conversion of the redeemable convertible preferred shares, is set forth on the unaudited interim condensed consolidated balance sheets. Unaudited pro forma earnings per share for the three months ended March 31, 2010, as adjusted for the assumed conversion of the redeemable convertible preferred shares as of January 1, 2010, is set forth on the unaudited interim condensed consolidated statements of operations (see note 17).

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), as codified in ASC 810. ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASC 810 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASC 810 did not have a material impact on the Group’s condensed consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Disclosures about Fair Value Measurements, which amends ASC topic 820 and provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Group’s condensed consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, to amend ASC topic 855, Subsequent Events. As a result of ASU 2010-09, Securities and

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Exchange Commission (“SEC”) registrants will not disclose the date through which management evaluated subsequent events in the financial statements—either in originally issued financial statements or reissued financial statements. ASU 2010-09 also changes the criteria for determining whether an entity would evaluate subsequent events through the date that financial statements are issued or when they are available to be issued. The guidance in ASU 2010-09 is effective immediately for all financial statements that have not yet been issued or have not yet become available to be issued as of the issuance date of ASU 2010-09, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events. The adoption of ASU 2010-09 did not have a material impact on the Group’s condensed consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, which provides amendments to ASC topic 718, Compensation-Stock Compensation, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for all interim and annual periods beginning on or after December 15, 2010. The adoption of ASU 2010-13 is not expected to have a material effect on the Group’s consolidated financial statements.

2. SHORT-TERM INVESTMENTS

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Short-term investments:
Trading securities	6,000	14,000	2,051
Held-to-maturity securities:
Fixed-rate investments	21,044	21,048	3,084

Total short-term investments	27,044	35,048	5,135

During the three months ended March 31, 2009 and 2010, the Group recorded short-term investment gains and interest income of RMB31,733 and RMB4,312 (US$632) in the unaudited interim condensed consolidated statements of operations, respectively.

As of March 31, 2010, the total amount of six-month to one-year time deposits in commercial banks and financial institutions is RMB21,048,485 (US$3,083,666).

The following table summarizes the estimated fair value of fixed-rate investments as of March 31, 2010:

	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Fixed-rate investments	21,048	316	—	21,364	3,130

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

3. FAIR VALUE MEASUREMENTS

The Group applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures cash equivalents, fixed-rate investments and trading securities at fair value. Fixed-rate investments are classified as held-to-maturity securities and stated at the amortized cost. Cash equivalents, fixed-rate investments and trading securities are classified within Level 1 or Level 2 because they are valued using quoted market prices or alternative pricing sources and models utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at March 31, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at March 31, 2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash equivalents:
Time deposits	66,800	—	—	66,800	9,786
Short-term investments:
Fixed-rate investments	21,364	—	—	21,364	3,130
Trading securities	—	14,000	—	14,000	2,051

	88,164	14,000	—	102,164	14,967

	Fair value measurement at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2009
	RMB’000	RMB’000	RMB’000	RMB’000
Short-term investments:
Fixed-rate investments	21,263	—	—	21,263
Trading securities	—	6,000	—	6,000

	21,263	6,000	—	27,263

4. INVENTORIES, NET

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Raw materials	19,088	21,646	3,171
Work-in-progress	17,533	17,967	2,632
Finished goods	39,053	43,677	6,399

	75,674	83,290	12,202

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Prepayments to suppliers*	1,683	2,935	430
Prepaid expenses	4,967	2,204	323
Deferred initial public offering (“IPO”) costs**	1,722	5,793	849
Others	1,540	1,569	230

	9,912	12,501	1,832

*	The amount represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the raw materials. To date, the Group has not experienced any loss on prepayments to suppliers.
**	Amount represents the deferred costs incurred by the Group directly attributable to the Company’s pursuit of an IPO in the U.S. market, which are incremental to the Group and will be charged against the gross proceeds received from the expected IPO.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Buildings	21,557	21,557	3,158
Machinery and equipment	74,955	75,008	10,989
Electronic and office equipment	6,355	6,524	956
Motor vehicles	3,285	3,285	481
Computer software	933	845	124

	107,085	107,219	15,708
Less: Accumulated depreciation	(34,598)	(37,052)	(5,429)

	72,487	70,167	10,279

Depreciation expenses were RMB2,168,954 and RMB2,485,734 (US$364,167) for the three months ended March 31, 2009 and 2010, respectively.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

7. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Deposits for purchase of property, plant and equipment*	494	3,490	511
Deposit for land use rights**	21,305	21,305	3,121

	21,799	24,795	3,632

*	Represents interest-free non-refundable partial payments to suppliers associated with contracts the Group entered into for the future scheduled purchases of equipment. The remaining contractual obligations associated with these purchase contracts are RMB1,595,919 and RMB1,978,101 (US$289,798) as of December 31, 2009 and March 31, 2010, respectively, and are included in the amount disclosed as purchase commitments in note 15. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment and subsequently. To date, the Group has not experienced any loss on deposits to suppliers.
**	Represents interest-free non-refundable payments to a local government associated with a contract the Group entered into for the acquisition of land use rights. The amount per the contract has been fully paid by the Group. This deposit will be transferred to land use rights and the amortization will commence when the Group has the right to use the land.

8. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Accrued sales returns	5,023	5,739	841
Accrued sales incentives	5,867	6,538	958
Salary and welfare payable	6,882	3,541	519
Social funds payable	7,769	8,629	1,264
Business and other taxes payable	6,130	6,359	932
Government grants	500	500	73
Customer deposits*	2,336	2,327	341
Deposits	3,342	3,704	543
Accrual for purchase of equipment	320	340	50
Accrued IPO costs	—	993	146
Others	1,558	948	138

	39,727	39,618	5,805

*	Customer deposits represent cash payments received from customers in advance of the delivery of implants and instruments. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contracts.

9. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 10, 2006, the Company issued 7,714,400 Ordinary Shares and 13,173,160 preferred shares (the “Series A Preferred Shares”) for an aggregate purchase price of US$3,000,000 and US$5,000,000, respectively, or US$0.39 per share for Ordinary Shares and $0.38 per share for Series A Preferred Shares, respectively.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

On January 3, 2008, the Company issued 26,061,610 preferred shares (the “Series B Preferred Shares”) for an aggregate purchase price of US$27,500,000, or US$1.06 per share. In connection with the issuance of Series B Preferred Shares, the investors purchased from certain existing shareholders of the Company 9,109,390 Ordinary Shares for an aggregate purchase price of US$7,646,058 in accordance with the Ordinary Share Purchase Agreement, or US$0.84 per share.

On April 21, 2009, the Company issued 1,824,930 preferred shares (the “Series B-1 Preferred Shares”) for an aggregate purchase price of US$2,000,000, or US$1.10 per share.

The par value is US$0.001 per share for both ordinary and preferred shares.

Accounting for Series A, Series B and Series B-1 Preferred Shares

The Series A, Series B and Series B-1 Preferred Shares have been classified as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The total cash proceeds of US$8,000,000 were first allocated to warrants, which were subsequently cancelled in 2008, at their initial fair value of US$46,000, with the residual proceeds allocated to the Series A Preferred Shares and Ordinary Shares on a relative fair value basis. The cash proceeds allocated to Ordinary Shares is US$1,541,450. The initial carrying amount of the Series A Preferred Shares is US$6,412,550 net of issuance costs of US$87,285. The initial carrying amount of the Series B Preferred Shares is the issue price at the date of issuance of US$27,500,000 net of issuance costs of US$112,750. The initial carrying amount of the Series B-1 Preferred Shares is the issue price at the date of issuance of US$2,000,000 net of issuance costs of US$68,422.

The holders of Series A, Series B and Series B-1 Preferred Shares have the ability to convert the instrument into the Company’s Ordinary Shares. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying Ordinary Shares are not publicly traded nor readily convertible into cash.

Beneficial conversion features exist when the conversion price of the redeemable convertible preferred shares is lower than the fair value of the Ordinary Shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the redeemable convertible preferred shares is then accreted to the redemption value using the effective interest method as a deemed dividend through retained earnings from the date of issuance to the earliest date of conversion. As the preferred shares are convertible at the date of issuance, the discount shall be accreted immediately to retained earnings at the date of issuance. On the issuance date of Series A, Series B and Series B-1 Preferred Shares, i.e., the commitment date, the most favorable conversion price is greater than the fair value per Ordinary Share. Therefore, no beneficial conversion feature was recognized.

The Company concluded that the Series A, Series B and Series B-1 Preferred Shares are not redeemable currently, but it is probable that the Series A and Series B Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Series A, Series B and Series B-1 Preferred Shares to equal the redemption value at the end of each

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

reporting period. An accretion charge of US$2,747,087 and US$3,695,517 related to Preferred Shares was recorded as a reduction of income available to ordinary shareholders for the three months ended March 31, 2009 and 2010, respectively.

As of March 31, 2010, no cash dividends were declared by the Company on the Series A, Series B and Series B-1 Preferred Shares.

	Series A	Series B	Series B-1	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Mezzanine equity—Balance as of December 31, 2008	60,459	245,082	—	305,541
Accretion of redeemable convertible preferred shares	2,470	16,308	—	18,778

Mezzanine equity—Balance as of March 31, 2009	62,929	261,390	—	324,319

Mezzanine equity—Balance as of December 31, 2009	71,198	318,262	15,921	405,381
Accretion of redeemable convertible preferred shares	2,960	21,174	1,095	25,229

Mezzanine equity—Balance as of March 31, 2010	74,158	339,436	17,016	430,610

Mezzanine equity—Balance as of March 31, 2010, in US$’000	10,864	49,728	2,493	63,085

10. RESTRICTED NET ASSETS

As a result of PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB210,039,881 (US$30,771,467) as of December 31, 2009 and March 31, 2010.

11. TAXATION

The Group’s effective tax rate was 15.9% and 15.4% for the three months ended March 31, 2009 and 2010, respectively. The nature of the permanent book to tax adjustments and their amounts relative to pre-tax book income are similar for the two quarters compared. The Group recorded a total income tax expense of RMB3,242,592 (US$475,049) for the three months ended March 31, 2010. The Group continues to conduct most of its business through its major PRC subsidiaries, Changzhou Kanghui and Beijing Libeier, whose applicable income tax rate is 12.5% and 15%, respectively. The Group recorded a current tax expense of RMB4,255,158 (US$623,393) for the three months ended March 31, 2010, of which RMB415,149 (US$60,821) is related to a net increase in uncertain tax positions related to the current period, consistent with similar tax positions claimed in the prior year.

12. EMPLOYEE SHARE OPTIONS

On March 1, 2010, 1,878,060 options were granted to the employees of the Group under the share incentive plan adopted by the Company on January 8, 2008 (the “2008 Plan”). Under the 2008 Plan, the Company may issue options to participants to purchase not more than 4,599,110 ordinary shares. All options granted under the 2008 Plan would expire after 8 years from the grant date and would vest over 2 to 4 years. As of March 31, 2010, options to purchase 4,314,060 ordinary shares under 2008 Plan were granted and outstanding with an exercise price US$0.9485 per share.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

The following table summarizes employee share-based awards activity during the three months ended March 31, 2010:

Share options granted to employees	Number of shares	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
		US$	US$		US$
Outstanding, December 31, 2009	14,961,570	0.4231	0.23	5.89	5,935,760
Granted	1,878,060	0.9485	0.47
Exercised	—	—	—
Forfeited	—	—	—
Outstanding, March 31, 2010	16,839,630	0.4817	0.26	5.89	10,537,129
Vested and expected to vest as of March 31, 2010	16,839,630	0.4817	0.26	5.89	10,537,129
Exercisable as of March 31, 2010	9,043,520	0.4021		5.37	6,378,288

	Number of options	Total fair value
		US$
Vested during the three months ended March 31, 2010	504,210	97,097

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2010.

The Company calculated the estimated grant-date fair value of the share options granted during the periods presented using a binomial-lattice model based on the following weighted-average assumptions:

March 1, 2010
Risk-free interest rate	3.39%
Dividend yield	—
Expected volatility	29.25%
Sub-optimal early exercise factor	1.5-2.3 times

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Mr. Libo Yang	Director and general manager of Changzhou Kanghui

Beijing Keyibangen Medical Instruments Co., Ltd. (“Keyibangen”)	A company controlled by immediate family members of management of the Group

Changzhou Outeke Medical Instruments Co., Ltd. (“Outeke”)	Purchase of services from a company in which an immediate family member of a director of Changzhou Kanghui is a shareholder

Changzhou Kangdi Medical Stapler Co., Ltd. (“Kangdi”)	A company controlled by some individual shareholders of Changzhou Kanghui

Changzhou Bioconcept Medical Instruments Co., Ltd. (“Bioconcept”)	A Company in which Mr. Libo Yang is a shareholder

Mr. Qian Guo	Management of the Group

Ms. Hongxin Nie	Management of the Group

b)	The Group had the following related party transactions for the three months ended March 31, 2009 and 2010:

	For the three months ended March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)
Purchase of raw materials from:
—Kangdi	9	—	—
Purchase of services from:
—Outeke*	1,075	3,079	451
Services provided to:
—Kangdi	18	—	—
Sales of raw materials to:
—Outeke	3	—	—
Sales of services to:
—Bioconcept	—	41	6
Operating leases provided to:
—Outeke	79	79	19
Operating leases from:
—Kangdi	60	60	9
—Ms. Hongxin Nie	54	54	8
Repayment of loans from:
—Kangdi	560	—	—

*	Outeke provides services in processing certain types of products for the Group. The volume of the processing services varies, depending on the market demand of the products. Outeke offers discounts on the fees charged for such processing services provided to the Group.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

c)	The Group had the following related party balances at the end of the period:

	December 31, 2009	March 31, 2010
	RMB’000	RMB’000	US$’000
		(unaudited)
Amount due from related parties:
—Mr. Libo Yang	19,119	19,114	2,800
—Outeke	1,307	52	8
—Kangdi	42	—	—
—Bioconcept	—	41	6

	20,468	19,207	2,814

Amount due to related parties:
—Mr. Qian Guo	32,539	32,539	4,767
—Ms. Hongxin Nie	1,122	1,122	164
—Keyibangen	4,963	5,035	738
—Outeke	327	1,010	148
—Kangdi	9	9	1

	38,960	39,715	5,818

All balances with the related parties as of December 31, 2009 and March 31, 2010 were unsecured, interest-free and have no fixed terms of repayment.

14. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,430,275 and RMB1,867,756 (US$273,632) for the three months ended March 31, 2009 and 2010, respectively.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of March 31, 2010:

	RMB’000	US$’000
Within the next nine-month period from April 1, 2010 to December 31, 2010	1,499	220
2011	182	26
2012	73	11
2013	80	12
2014	84	12
2015	88	13
2016 and thereafter	1,794	263

	3,800	557

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the three months ended March 31, 2009 and 2010, total rental expenses for all operating leases amounted to RMB417,289 and RMB622,857 (US$91,250), respectively.

Purchase commitments

The Group has commitments to purchase certain manufacturing equipment of RMB1,978,101 (US$289,798) as of March 31, 2010, which are scheduled to be paid within one year.

Legal Proceedings

The Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business from time to time. The Group is not currently a party to, nor is it aware or, any legal proceeding, investigation or claim which, in the opinion of management, is likely to have a material adverse effect on its business, financial condition or results of operations.

16. SEGMENT REPORTING

In accordance with ASC topic 280, Segment Reporting, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment that includes primarily development, manufacturing and sales of medical implants and instruments.

For the three months ended March 31, 2009, no customer contributed more than 10% of the Group’s total revenues. For the three months ended March 31, 2010, one customer accounted for revenues of RMB6,195,060 (US$907,595), which represented more than 10% of the Group’s total revenues.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Geographic disclosures:

The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the three months ended March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)
The PRC	28,862	41,426	6,069
Japan	2,290	2,309	338
United States	2,303	870	127
Iran	94	838	123
Turkey	912	472	69
Colombia	—	364	53
United Kingdom	468	69	10
Egypt	631	59	9
Others	2,100	2,413	354

	37,660	48,820	7,152

All of the Group’s long-lived assets are located in the PRC.

Product category disclosures:

The following table summarizes the Group’s net revenue by product category:

	For the three months ended March 31,
	2009	2010
	RMB’000	RMB’000	US$’000
	(unaudited)	(unaudited)
Trauma	23,031	32,667	4,786
Spine	9,411	11,991	1,756
Others	5,218	4,162	610

	37,660	48,820	7,152

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

17. LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the three months ended March 31,
	2009	2010
	RMB	RMB	US$
	(unaudited)	(unaudited)
	(in thousands, except for share and per share data)
Numerator:
Net income	12,818	17,786	2,603
Accretion of redeemable convertible preferred shares:
—Series A	(2,470)	(2,960)	(434)
—Series B	(16,308)	(21,174)	(3,102)
—Series B-1	—	(1,095)	(160)

Net loss attributable to ordinary shareholders	(5,960)	(7,443)	(1,093)

Denominator:
Number of ordinary shares outstanding, opening and ending	57,714,400	57,714,400	57,714,400

Weighted-average number of ordinary shares outstanding—basic and diluted	57,714,400	57,714,400	57,714,400

Loss per ordinary share—basic and diluted	(0.10)	(0.13)	(0.02)

The effects of share options and Series A, Series B and Series B-1 Redeemable Convertible Preferred Shares have been excluded from the computation of diluted loss per ordinary share for the three months ended March 31, 2009 and 2010 as they are anti-dilutive.

CHINA KANGHUI HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

In July 2006, January 2008 and April 2009, the Company issued Series A, Series B and Series B-1 Redeemable Convertible Preferred Shares, respectively, which will convert automatically into ordinary shares upon either the completion of a qualified initial public offering or the vote or the written consent of the holders of more than 50% of each of the then outstanding Series A Shares (voting together as a single class), Series B Shares (voting together as a single class), and Series B-1 Shares (voting together as a single class). Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2010, the pro forma basic and diluted earnings per share for the three months ended March 31, 2010 is calculated as follows:

	For the three months ended March 31, 2010
	(Pro forma)
	(unaudited)
	RMB	US$
	(in thousands, except for share and per share data)
Numerator:
Net loss attributable to ordinary shareholders	(7,443)	(1,093)
Pro forma adjustments:
Accretion of redeemable convertible preferred shares:
—Series A	2,960	434
—Series B	21,174	3,102
—Series B-1	1,095	160

Numerator for pro forma basic and diluted earnings per share	17,786	2,603

Denominator:
Number of shares outstanding, opening and ending	98,774,100	98,774,100

Denominator for pro forma earnings per share—basic	98,774,100	98,774,100
Dilutive effect of share options	7,511,340	7,511,340

Denominator for pro forma earnings per share—diluted	106,285,440	106,285,440

Pro forma earnings per share—basic	0.18	0.03

Pro forma earnings per share—diluted	0.17	0.02

18. SUBSEQUENT EVENT

In May 2010, the Company entered into a construction contract with a third party for the construction of its new facility in Changzhou for approximately RMB42 million, with the total amount to be settled according to the progress made under the contract. The construction project is expected to be completed in February 2011.

On July 16, 2010, the Company’s Board of Directors approved a resolution to amend the Articles of Association in conjunction with the Company’s planned initial public offering, to reflect a 1-for-10 share split of the Company’s ordinary shares and preferred shares whereby each ordinary share and preferred share of the Company is subdivided into 10 shares at a re-established par value of US$0.001. All ordinary and preferred shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split.

On July 16, 2010, the Company’s Board of Directors approved the Company’s 2010 Share Incentive Plan, under which a total of 4,067,169 ordinary shares have been reserved for issuance.

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.:

We have audited the accompanying statements of operations and cash flows of Beijing Libeier Biology Engineering Research Institute Co., Ltd. (the “Company”) for the period from January 1 to July 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form F-1 of China Kanghui Holdings, and are not required to be a complete set of financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and cash flows for the period from January 1 to July 30, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

April 26, 2010

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

	Note	For the period from January 1 to July 30, 2008
		RMB’000	US$’000
Revenue, net of value-added tax and related surcharges		18,886	2,766
Cost of revenue		(4,497)	(659)

Gross profit		14,389	2,107
Operating expenses:
Selling expenses		(205)	(30)
General and administrative expenses		(370)	(53)
Research and development costs		(311)	(46)

Operating income		13,503	1,978
Interest income		13	2
Realized gain on trading securities		69	10
Other expenses		(4)	(1)

Income before income taxes		13,581	1,989
Income tax expense	4	(3,475)	(509)

Net income		10,106	1,480

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

	For the period from January 1 to July 30, 2008
	RMB’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	10,106	1,480
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of plant and equipment	129	19
Deferred tax benefit	(678)	(99)
Realized gain on trading securities	(69)	(10)
Changes in operating assets and liabilities:
Accounts receivable	(4,131)	(605)
Inventories	(7,556)	(1,107)
Prepayments and other current assets	(434)	(64)
Accounts payable	1,601	235
Accrued expenses and other liabilities	6,279	920
Income tax payable	912	134
Uncertain tax positions	1,894	277
Amount due to related parties	5,081	744

Net cash generated from operating activities	13,134	1,924

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of plant and equipment	(2,304)	(337)
Investment in trading securities	(7,000)	(1,025)

Net cash used in investing activities	(9,304)	(1,362)

Net increase in cash	3,830	562
Cash at beginning of period	79	12

Cash at end of period	3,909	574

Supplemental cash flow information:
Income tax paid	1,348	197
Supplemental disclosure of non-cash activities:
Purchase of inventories	5,072	743
Acquisition of equipment	3,462	507

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

1. ORGANIZATION AND NATURE OF OPERATIONS

Beijing Libeier Biology Engineering Research Institute Co., Ltd. (“Beijing Libeier” or the “Company”) was established by Mr. Qian Guo, Ms. Shufan Li and Mr. Sheng Fu on July 15, 1996, with an initial issued capital of RMB200,000 (US$29,295). On July 14, 1999, the Company issued 220,000 and 180,000 shares, respectively, to Mr. Qian Guo and Ms. Shufan Li, at RMB1 per share, increasing the issued capital of the Company by RMB400,000 (US$58,589) to RMB600,000 (US$87,884). On January 8, 2006, Ms. Shufan Li transferred all her equity interests to Mr. Qian Guo. On April 28 2007, Mr. Sheng Fu transferred his equity interests to Ms. Hongxin Nie. Accordingly, Mr. Qian Guo and Ms. Hongxin Nie were the sole shareholders of the Company effective from April 28, 2007.

The Company is principally engaged in the manufacture and sale of implants and instruments for trauma and spine in the People’s Republic of China (“PRC”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosures of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Convenience Translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8272 to US$1.00 on July 30, 2008 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-01, which amends ASC topic 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative generally accepted accounting principles in the United States (“GAAP”) for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “ASC”. Changes to the ASCs subsequent to June 30, 2009 are referred to as Accounting Standards Updates.

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

Cash

Cash consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use.

Short-Term Investments

The Company accounts for its short-term investments in accordance ASC topic 320 Investments—Debt and Equity Securities. ASC 320 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The Company invests in debt instruments that it has classified as trading securities as it did not document its intent to hold the investments to maturity at acquisition. Unrealized and realized gains and losses associated with the trading securities are included in earnings.

Accounts Receivable and Allowance for Doubtful Accounts

The Company considers many factors in assessing the collectability of its receivables due from its customers, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs.

Plant and Equipment, net

Plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life
Machinery and equipment	10 years
Electronic and office equipment	5 years
Motor vehicles	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the statement of operations.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, namely plant and equipment, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value, generally based upon discounted cash flows. No such impairment charge was recognized for the period presented.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, trading securities, accounts payable and accrued expenses and other liabilities approximate fair value because of their short maturities.

Revenue Recognition

The Company recognizes revenue from the sale of products when all of the following criteria within ASC topic 605, Revenue Recognition, are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. The majority of the Company’s revenue is derived directly from sales to distributors and, in many cases, the Company’s sales arrangements are evidenced by distributor agreements or purchase orders based on master agreements. Customers generally take title and assume the risks and rewards of ownership of the products upon acceptance of the products, which generally occurs when products reach their destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Company assesses a customer’s creditworthiness before accepting sales orders. When the criteria above are met, the Company records revenue upon delivery of the product. For certain distributors, the Company requires cash payment in advance of shipment, resulting in deferral of revenue until the time of delivery. The Company extends rights of return privileges to its distributors, subject to conditions and within limits which are determined at its discretion. The Company is able to reliably estimate the amount of sales returns based on historical experience and future expectations and records a provision for anticipated returns at the time that revenue is recognized.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold. The Company records its obligation for sales incentives offered to certain customers as earned based on an assessment of the likelihood of the customers’ achievement of purchase and payment targets established on an annual basis. Settlement of the incentives is made by the issuance of credits to be applied to future purchases after completion of the incentive period and costs are recognized in cost of revenue.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

assets and liabilities using the enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more-likely-than-not to be realized, based on the weight of available evidence. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company applies ASC topic 740, Accounting for Income Taxes, to account for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “income tax expense” in the statement of operations.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Company paid more than collected, the difference represents a net VAT recoverable balance at the end of the reporting period.

Leases

In accordance with ASC topic 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were approximately RMB246,000 (US$36,032) for the period from January 1 to July 30, 2008. The Company has no capital leases for the period stated herein.

3. CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and accounts receivable. As of July 30, 2008, substantially all of the Company’s cash was deposited in financial institutions located in the PRC, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring of outstanding balances. As of July 30, 2008, two single customers accounted for, on an individual basis, 17% and 14%, respectively, of the Company’s total accounts receivable.

Concentration of Customers

The Company sells its products to distributors in the PRC and sales to distributors account for substantially all of the Company’s revenues. The Company does not have long-term distribution agreements and competes for

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

desired distributors with other manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Company’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the period from January 1 to July 30, 2008, no customer contributed more than 10% of the Company’s total revenues.

Concentration of Suppliers

A significant portion of the Company’s raw materials are sourced from its five largest suppliers, who collectively accounted for 60% of the Company’s total raw material purchases for the period from January 1 to July 30, 2008. The top two suppliers accounted for 28% and 18%, respectively, of the Company’s raw material purchases for the period. Failure to develop or maintain the relationships with these suppliers may cause the Company to identify other suppliers in order to manufacture its products. Any disruption in the supply of the raw materials to the Company may adversely affect the Company’s business, financial condition and results of operations.

Business and Economic Risk

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency Convertibility Risk and Foreign Currency Exchange Rate Risk

The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual-rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

4. TAXATION

Enterprise Income Tax

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises.

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

The current and deferred components of the income tax expense appearing in the statement of operations are as follows:

	For the period from January 1 to July 30, 2008
	RMB’000	US$’000
Current tax expense	4,153	608
Deferred tax benefit	(678)	(99)

	3,475	509

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the period from January 1 to July 30, 2008
	RMB’000	US$’000
Income before income taxes	13,581	1,989

Income tax computed at applicable tax rate (25%)	3,395	497
Non-deductible expenses	80	12

	3,475	509

5. RELATED PARTY TRANSACTIONS

a)	Related parties

Name of Related Parties	Relationship with the Company
Ms. Hongxin Nie	A shareholder of the Company
Beijing Keyibangen Medical Instruments Co., Ltd. (“Keyibangen”)	Company controlled by immediate family members of the shareholders of the Company

b)	The Company had the following related party transactions for the period from January 1 to July 30, 2008:

	Period from January 1 to July 30, 2008
	RMB’000	US$’000
Purchase of inventories from:
—Keyibangen	5,072	743
Acquisition of equipment from:
—Keyibangen	3,462	507
Operating leases from:
—Ms. Hongxin Nie	126	18

The Company leased an office space in Beijing, PRC through July 30, 2008 from Ms. Hongxin Nie.

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

c)	The Company had the following related party balance at the end of the period:

	July 30, 2008
	RMB’000	US$’000
Amount due to Keyibangen	8,042	1,178

The balance with the related party as of July 30, 2008 was unsecured, interest-free and had no fixed terms of repayment.

6. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB295,198 (US$43,239) for the period from January 1 to July 30, 2008. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

Future minimum payments under non-cancelable operating leases as of July 30, 2008 are as follows:

	RMB’000	US$’000
Period from July 31 to December 31, 2008	203	30
Year ended December 31, 2009	247	36

	450	66

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the period from January 1 to July 30, 2008, total rental expenses for all operating leases amounted to approximately RMB246,000 (US$36,032).

8. FAIR VALUE MEASUREMENTS

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

BEIJING LIBEIER BIOLOGY ENGINEERING RESEARCH INSTITUTE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1 TO JULY 30, 2008

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures trading securities at fair value. Trading securities are classified within Level 2 because they are valued using a model utilizing direct or indirect observable market inputs, such as the risk-free interest rate.

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at July 30, 2008 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at July 30, 2008
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Trading securities	—	7,069	—	7,069	1,035

9. SUBSEQUENT EVENT

On April 29, 2008, China Kanghui Holdings entered into an equity transfer agreement with the shareholders to acquire all the outstanding shares of the Company for RMB148,500,000 (US$21,751,230) in cash, and additional contingent future payments totaling up to RMB33,660,000 (US$4,930,279) based on the performance of the Beijing Libeier business for each of the years ended December 31, 2008 and 2009 (inclusive of pre- and post-acquisition results). The equity transfer transaction was completed on July 31, 2008.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Effective July 31, 2008, China Kanghui Holdings (the “Company”) acquired Beijing Libeier Biology Engineering Research Institute Co., Ltd. (“Beijing Libeier”) for cash consideration of approximately RMB148.5 million at the time of sale, excluding contingent earn-out payments, in exchange for 100% of Beijing Libeier’s issued share capital. The following unaudited pro forma combined statement of operations gives effect to the acquisition of Beijing Libeier, accounted for under the purchase method in accordance with ASC subtopic 605, Business Combinations. Management has determined the fair value of assets acquired and liabilities assumed with the assistance of an independent third-party valuation specialist as described in Note 1.

The following unaudited pro forma combined statement of operations for the year ended December 31, 2008 gives effect to the acquisition as if it had occurred on January 1, 2008. The Company’s consolidated statement of operations information for the year ended December 31, 2008 was derived from the Company’s consolidated statement of operations included elsewhere in this prospectus. Beijing Libeier’s statement of operations information for the period from January 1 to July 30, 2008 was derived from the statement of operations of Beijing Libeier included elsewhere in this prospectus.

The unaudited pro forma combined statement of operations is based upon available information and certain estimates and assumptions that the Company’s management believes to be reasonable. These estimates and assumptions have been made solely for the purposes of developing pro forma financial information. The unaudited pro forma combined statement of operations is presented for illustrative purposes only and does not purport to be indicative of the results of operations that would actually have been achieved had the transaction been completed for the period presented, or that may be obtained in the future.

The unaudited pro forma combined statement of operations, including any notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with the financial statements of the Company and Beijing Libeier included elsewhere in this prospectus.

CHINA KANGHUI HOLDINGS

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

	Consolidated China Kanghui Holdings	Beijing Libeier	Pro forma Adjustments	Note 3		Pro forma Combined
	For the year ended December 31, 2008	For the period from January 1 to July 30, 2008				For the year ended December 31, 2008
	RMB	RMB	RMB			RMB	US$

	(in thousands, except for share and per share amounts)
Net revenue	139,646	18,886				158,532	23,237
Cost of revenue	(49,401)	(4,497)	(2,016)	(a	)	(55,914)	(8,196)

Gross profit	90,245	14,389				102,618	15,041

Operating expenses:
Selling expenses	(12,962)	(205)				(13,167)	(1,930)
General and administrative expenses	(14,955)	(370)				(15,325)	(2,246)
Research and development costs	(2,679)	(311)				(2,990)	(438)

Operating income	59,649	13,503				71,136	10,427
Interest income	3,652	13				3,665	537
Government grants	1,348	—				1,348	198
Other income	459	69				528	77
Other expenses	(605)	(4)				(609)	(89)
Foreign exchange loss	(731)	—				(731)	(107)

Income before income taxes	63,772	13,581				75,337	11,043
Income tax expense	(3,796)	(3,475)	302	(b	)	(6,969)	(1,021)

Net income	59,976	10,106				68,368	10,022
Accretion of redeemable convertible preferred shares:
Series A	(10,035)	—				(10,035)	(1,471)
Series B	(45,743)	—				(45,743)	(6,705)

Net income attributable to ordinary shareholders	4,198	10,106				12,590	1,846

Earnings per share:
Basic	0.04					0.13	0.02
Diluted	0.04					0.13	0.02
Shares used in earnings per share computation:
Basic	57,714,400					57,714,400	57,714,400
Diluted	59,936,930					59,936,930	59,936,930

Note 1. Business Combination Overview and Allocation of Purchase Price

In April 2008, the Company entered into an equity transfer agreement to acquire all of the outstanding shares of Beijing Libeier for RMB148,500,000 (US$21,766,215) in cash, and additional contingent future payments totaling up to RMB33,660,000 (US$4,933,675) based on the performance of the Beijing Libeier business for each of the years ended December 31, 2008 and 2009 (inclusive of pre-acquisition and post-acquisition results). Effective July 31, 2008, the Company completed the acquisition of Beijing Libeier at which Beijing Libeier became a 100% owned subsidiary of the Company. The results of Beijing Libeier’s operations have been included in the Company’s consolidated financial statements commencing July 31, 2008.

As it was determined that the operating results of Beijing Libeier satisfied the performance criteria within the agreement for the year ended December 31, 2008, additional consideration is distributable to the former shareholders of Beijing Libeier. The Company has recorded the fair value of the consideration issuable as of December 31, 2008 as an additional cost of the acquisition. The purchase price allocation for the acquisition is primarily based on valuations determined by the Company with the assistance of an independent third-party valuation firm. The consideration was more than the fair value of the net identifiable assets which led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value on the acquisition date, including the amount due as of December 31, 2008 upon resolution of the applicable contingent consideration, as follows:

	RMB’000	US$’000
Goodwill	113,726	16,669
Current assets	24,571	3,601
Plant and equipment	4,105	602
Intangible assets	55,261	8,100
Deferred tax assets, non-current	109	16
Deposit for property, plant and equipment	675	99
Uncertain tax positions	(1,894)	(277)
Current liabilities	(17,837)	(2,614)
Deferred tax liabilities, non-current	(13,815)	(2,025)

Total consideration	164,901	24,171
Consideration paid	(148,500)	(21,766)

Additional payment issuable as of December 31, 2008	16,401	2,405

The Company has evaluated the fair value of the acquired intangible assets, and has assigned the following values to intangible assets of RMB3,044,358 (US$446,223) to the patented technology, to be amortized over the remaining 92 months of the patent, RMB2,462,718 (US$360,790) to customer relationships, to be amortized over 48 months, and RMB49,753,909 (US$7,292,621) to product certificates, to be amortized over 240 months.

Note 2. Convenience Translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8225 to US$1.00 on December 31, 2008 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Note 3. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma combined statement of operations do not reflect certain adjustments that are expected to result from the acquisition because they are considered to be of a non-recurring nature.

(a)	This adjustment of RMB2,016,448 (US$295,559) reflects additional amortization of the acquired intangibles and depreciation of equipment recorded as a result of the acquisition of Beijing Libeier on July 31, 2008 as if the acquisition had been consummated on January 1, 2008.

(b)	Reflects the adjustment to income tax expense based on the pro forma adjusting entry for additional amortization and depreciation expense discussed above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our new amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7 RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering. The per-share data below has been restated to give retroactive effect to a one-for-ten share split that became effective on July 16, 2010.

Date of Sale or Issuance	Purchaser	Number of Securities	Consideration in U.S. dollars	Underwriting Discount and Commission
January 8, 2008	SIG China Investments One, Ltd.	13,403,110 Series B redeemable convertible participating shares	14,142,859	N/A

	IDG-Accel China Growth Fund L.P.	2,901,860 Series B redeemable convertible participating shares	3,062,022	N/A

	IDG-Accel China Growth Fund-A L.P.	593,030 Series B redeemable convertible participating shares	625,757	N/A

	IDG-Accel China Investors L.P.	270,340 Series B redeemable convertible participating shares	285,260	N/A

	TDF Capital China II, LP	2,170,130 Series B redeemable convertible participating shares	2,289,905	N/A

	TDF Capital Advisors, LP	89,010 Series B redeemable convertible participating shares	93,920	N/A

	CDH Venture Capital Limited	6,634,130 Series B redeemable convertible participating shares	7,000,278	N/A

	Certain directors, officers and employees	Options to purchase 2,555,000 ordinary shares	N/A	N/A

July 31, 2008	Certain directors, officers and employees	Options to purchase 7,366,770 ordinary shares	N/A	N/A

April 21, 2009	VIVO Ventures Fund VI, L.P.	1,811,670 Series B-1 redeemable convertible participating shares	1,985,455	N/A

	VIVO Ventures VI Affiliates Fund, L.P.	13,260 Series B-1 redeemable convertible participating shares	14,545	N/A

April 22, 2009	Certain directors, officers and employees	Options to purchase 427,000 ordinary shares	N/A	N/A

March 1, 2010	Certain directors, officers and employees	Options to purchase 1,878,060 ordinary shares	N/A	N/A

June 7, 2010	Certain directors, officers and employees	Options to purchase 621,090 ordinary shares	N/A	N/A

ITEM 8 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9 UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Changzhou, People’s Republic of China, on August 10, 2010.

China Kanghui Holdings

By:	/s/ Libo Yang
Name:	Libo Yang
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 10, 2010.

Signature	Title

* Name: Yikang Jiang	Chairman of the board

/s/ Libo Yang Name: Libo Yang	Director, chief executive officer (Principal executive officer)

* Name: Jun Du	Director

* Name: Hongxin Nie	Director, vice president

* Name: Suyang Zhang	Director

* Name: Yiping James Li	Director

/s/ Junwen Wang Name: Junwen Wang	Chief financial officer (Principal financial and accounting officer)

*By:	/s/ Libo Yang
Name: Libo Yang Title: Attorney-in-Fact

/s/ Junwen Wang
Name: Junwen Wang Title: Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Kanghui Holdings, has signed this registration statement or amendment thereto in Newark, Delaware, on August 10, 2010.

Authorized U.S. Representative

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

CHINA KANGHUI HOLDINGS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement

3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2**	Second Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the completion of this offering

4.1**	Form of Registrant’s American Depository Receipt (included in Exhibit 4.3)

4.2**	Specimen Certificate for Ordinary Shares of the Registrant

4.3(1)	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depository Shares issued thereunder

4.4**	Series A Share Purchase Agreement dated July 10, 2006 among the Registrant, Changzhou Kanghui, the Series A investors and certain other parties set forth therein

4.5**	Series B Share Purchase Agreement dated January 3, 2008 among the Registrant, Changzhou Kanghui, the Series B investors and certain other parties set forth therein

4.6**	Series B-1 Share Purchase Agreement dated April 21, 2009 among the Registrant, Changzhou Kanghui, Beijing Libeier, Series B-1 investors and certain other parties set forth therein

4.7**	Amended and Restated Investors’ Rights Agreement dated April 21, 2009 among the Registrant, Series B-1 investors and other existing shareholders set forth therein

4.8**	Series B Preferred Right of First Refusal and Co-Sale Agreement dated April 21, 2009 among the Registrant, Series B-1 investors and other parties set forth therein

4.9**	Series B Preferred Share Restriction Agreement dated April 21, 2009 among the Registrant, the restricted holders and other existing shareholders specified therein and Series B-1 investors

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.2	Opinion of O’Melveny & Myers LLP regarding certain U.S. tax matters

8.3	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1**	Form of 2006, 2008, 2009 and 2010 Share Incentive Plans and Incentive Stock Option Agreement

10.2**	Form of Indemnification Agreement with the Registrant’s directors

10.3**	Form of Employment Contract between the Registrant and executive officers of the Registrant

10.4**	English Translation of Equity Transfer Agreement among the Registrant, Qian Guo, Hongxin Nie and Beijing Libeier dated April 29, 2008 and its supplements in 2008, 2009 and 2010, respectively

10.5**	English Translation of Land Use Right Grant Contract between Changzhou Kanghui and Changzhou Bureau of Land Resources dated September 25, 2009

10.6**	English Translation of Lease Agreement between Changzhou Kangdi Medical Stapler Co., Ltd and Changzhou Kanghui (undated)

10.7**	English Translation of Lease Agreement between Beijing Libeier and Beijing Yizhuang Property Management Center dated July 14, 2009

10.8**	English Translation of Lease Agreement between Beijing Libeier and Beijing Yizhuang Property Management Center dated April 1, 2010

10.9**	English Translation of Form of Patent Transfer Agreement between Mr. Yikang Jiang and Changzhou Kanghui

Exhibit Number	Description of Document

10.10**	English Translation of Agency Agreement between Changzhou Kanghui and Shanghai Medical Instruments Import and Export Company dated January 1, 2008

10.11**	English translation of Lease Contract between Beijing Libeier and Hongxin Nie dated January 1, 2010

10.12**	English translation of Premise Lease Contract between Changzhou Kanghui and Changzhou Outeke Medical Instruments Co., Ltd. undated and the confirmation letter dated April 7, 2010 issued by Changzhou Outeke Medical Instruments Co., Ltd.

10.13**	English translation of Equipment Purchase Agreement between Beijing Keyibangen Medical Instruments Co., Ltd. and Beijing Libeier dated April 28, 2008 and its supplement on July 23, 2010

10.14**	English translation of Toll Manufacturing Agreement between Changzhou Kanghui and Changzhou Bioconcept Medical Devices Co., Ltd. dated January 1, 2010

10.15**	Letter of Intent between Beijing Libeier and Ji’en Xingye dated July 28, 2010

21.1**	Subsidiaries of the Registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3**	Consent of O’Melveny & Myers LLP (included in Exhibit 8.2)

23.4**	Consent of Fangda Partners (included in Exhibit 5.2)

23.5**	Consent of Frost & Sullivan

23.6**	Consent of Shanghai Medical Instruments Import and Export Company

23.7**	Consent of Patricia Peifen Chou

24.1**	Powers of Attorney (included on the signature page in Part II of this registration statement)

99.1**	Code of Business Conduct and Ethics

99.2	Opinion of Fangda Partners regarding certain PRC legal matters

*	To be filed by amendment.
**	Previously filed.
(1)	Incorporated by reference to the registration statement on Form F-6 (File No. 333-168376), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on July 29, 2010.